AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                OCTOBER 22, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         SANTA FE ENERGY RESOURCES, INC.
                                (Name of Issuer)

                         SANTA FE ENERGY RESOURCES, INC.
                      (Name of Person(s) Filing Statement)

                     Convertible Preferred Stock, 7% Series,
                       Par Value $0.01 Per Preferred Share
                         (Title of Class of Securities)

                                   802012 20 3
                      (CUSIP Number of Class of Securities)

                                  Mark A. Older
                                    Secretary
                         Santa Fe Energy Resources, Inc.
                      1616 South Voss Road, Suite No. 1000
                                Houston, TX 77057
                                 (713) 507-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                                    Copy to:
                            G. Michael O'Leary, Esq.
                             Andrews & Kurth L.L.P.
                              Texas Commerce Tower
                             600 Travis, Suite 4200
                                Houston, TX 77002
                                 (713) 220-4200

                                October 22, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

     Transaction Valuation*                          Amount of Filing Fee**
        $110,250,000                                        $22,050
========================================= ======================================
*       Assumes purchase of 4,500,000 Preferred Shares at $24.50 per Preferred
        Share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

ITEM 1. SECURITY AND ISSUER.

        1. The name of the issuer is Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1616 South Voss Road, Suite No. 1000, Houston, Texas 77057 (telephone number (713) 507-5000).

        2. The information set forth in the front cover page, "Introduction", "Section 1. Background of the Transactions", "Section 2. Certain Effects of the Proposed Spinoff; Certain Effects of the Offer", "Section 3. Purposes of the Offer", "Section 6. Expiration Date; Extension of the Offer; Proration" and "Section 14. Transactions and Arrangements Concerning the Preferred Shares" of the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1), (the "Offer to Purchase") is incorporated herein by reference.

        3. The information set forth in the "Introduction" and "Section 11. Price Range of the Preferred Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

        4.     This statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)-(b) The information set forth in "Section 1. Background of the Transactions" and "Section 13. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a)-(j) The information set forth in "Section 1. Background of the Transactions", "Section 2. Certain Effects of the Proposed Spinoff; Certain Effects of the Offer" and "Section 3. Purposes of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

        The information set forth in "Section 14. Transactions and Arrangements Concerning the Preferred Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information set forth in "Section 14. Transactions and Arrangements Concerning the Preferred Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        The information set forth in the front cover page and "Section 20. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

        (a)-(b) The financial information set forth in "Section 12. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) The information set forth in "Section 5. Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

        (c) The information set forth in "Section 2. Certain Effects of the Proposed Spinoff; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (d) Not applicable.

        (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1) Form of Offer to Purchase dated October 22, 1996.

        (a)(2) Form of Letter of Transmittal.

        (a)(3) Form of Notice of Guaranteed Delivery.

        (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 22, 1996.

        (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 22, 1996.

        (a)(6) Letter to Shareholders dated October 22, 1996.

        (a)(7) Form of Press Release dated October 22, 1996.

        (a)(8) Form of Summary Advertisement dated October 23, 1996.

        (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (b)(1) Commitment Letter from The Chase Manhattan Bank to the Company.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

        (f) Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 SANTA FE ENERGY RESOURCES, INC.

                                                 By:  /s/ JAMES L. PAYNE
                                                          President and Chief
                                                          Executive Officer

Dated: October 22, 1996

                                                                  EXHIBIT (a)(1)

                        SANTA FE ENERGY RESOURCES, INC.

                           OFFER TO PURCHASE FOR CASH

             UP TO 4,500,000 SHARES OF ITS OUTSTANDING CONVERTIBLE PREFERRED STOCK, 7% SERIES, PAR VALUE $0.01 PER SHARE

                                       AT

                         $24.50 NET PER PREFERRED SHARE

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 19, 1996, UNLESS THE OFFER IS EXTENDED (THE "EXPIRATION DATE"). SEE SECTION 6.

     Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), invites the holders of its Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), to tender their Preferred Shares, at a price of $24.50 per Preferred Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will purchase all Preferred Shares validly tendered and not withdrawn up to the 4,500,000 Preferred Shares sought (the "Amount Sought"), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration. Upon the terms and subject to the conditions of the Offer, if more Preferred Shares than the Amount Sought have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase Preferred Shares from each tendering holder on a pro rata basis, subject to adjustment to avoid the purchase of fractional Preferred Shares. Preferred Shares not purchased because of proration will be returned.

                          ---------------------------
     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES OF CONVERTIBLE PREFERRED STOCK BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 10.
                          ---------------------------

     The Preferred Shares are listed for trading on the New York Stock Exchange (the "NYSE"). On October 21, 1996, the last trading day before the Company commenced the Offer, the closing sales price of the Preferred Shares as reported on the NYSE Composite Tape was $23 3/8 per Preferred Share, and on September 17, 1996, the last trading day before the Company announced its intention to pursue an offer for the Preferred Shares, the closing sales price of the Preferred Shares as reported on the NYSE Composite Tape was $22 1/8 per Preferred Share. Shareholders are urged to obtain a current market quotation for the Preferred Shares.

                          ---------------------------
     The Company will pay to a Soliciting Dealer (as defined herein) a solicitation fee of $0.20 per Preferred Share, for any Preferred Shares tendered, accepted for payment and paid for pursuant to the Offer, subject to certain conditions. See Section 20.
                          ---------------------------

     The Company has declared the regular quarterly dividend of $0.35 per Preferred Share to be paid on December 2, 1996 to holders of record as of the close of business on November 1, 1996 (the "December 1996 Dividend"). A tender of Preferred Shares pursuant to the Offer will not deprive a shareholder of his or her right to receive the December 1996 Dividend regardless of when such tender is made. Holders of Preferred Shares tendered into and purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods (or any portion thereof). The Company expects to pay the next regular quarterly dividend for outstanding Preferred Shares on March 3, 1997 to holders of record as of the close of business on a date to be determined by the Company's Board of Directors.

                          ---------------------------
     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                          ---------------------------

     THE COMPANY, ITS BOARD OF DIRECTORS AND ITS EXECUTIVE OFFICERS MAKE NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S PREFERRED SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER PREFERRED SHARES AND, IF SO, HOW MANY PREFERRED SHARES TO TENDER.

                          ---------------------------
                      The Dealer Manager for the Offer Is:

                                LEHMAN BROTHERS
                          ---------------------------

                                October 22, 1996

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Preferred Shares should either (1) complete the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to First Chicago Trust Company of New York (the "Depositary") or follow the procedure for book-entry transfer set forth in Section 7, or (2) request such shareholder's broker, dealer, commercial bank, trust company or nominee to effect the transaction for such shareholder. Shareholders having Preferred Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Preferred Shares. Shareholders who wish to tender Preferred Shares and whose certificates for such Preferred Shares are not immediately available should tender such Preferred Shares by following the procedures for guaranteed delivery set forth in Section 7.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to D.F. King & Co., Inc. (the "Information Agent") or Lehman Brothers Inc. (the "Dealer Manager") at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING PREFERRED SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

     THIS OFFER TO PURCHASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT IN THE FUTURE MAY PROVE NOT TO HAVE BEEN ACCURATE. THOSE STATEMENTS, AND THE COMPANY'S BUSINESS AND PROSPECTS, ARE SUBJECT TO A NUMBER OF RISKS, INCLUDING THE VOLATILITY OF OIL AND GAS PRICES, ENVIRONMENTAL RISKS, OPERATING HAZARDS AND RISKS, RISKS RELATED TO EXPLORATION AND DEVELOPMENT DRILLING, UNCERTAINTIES ABOUT ESTIMATES OF RESERVES, COMPETITION, GOVERNMENT REGULATION, AND THE ABILITY OF THE COMPANY TO IMPLEMENT ITS BUSINESS STRATEGY. THESE AND OTHER RISKS ARE DESCRIBED IN THE COMPANY'S REPORTS THAT ARE AVAILABLE FROM THE SECURITIES AND EXCHANGE COMMISSION. SEE "AVAILABLE INFORMATION" AND "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such material filed by the Company with the Commission may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048 or on the Internet at http://www.sec.gov. Copies of such material may also be obtained at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                                      (ii)

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated herein by reference:

     1. the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     2. the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

     3. the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; and

     4. the Company's Current Report on Form 8-K, dated September 18, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or subsequent to the date of this Offer to Purchase and prior to the termination of the Offer will also be deemed to be incorporated herein by reference from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The Company will provide without charge to each person to whom this Offer to Purchase is delivered, on the written request of such person, a copy of any or all the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be directed to the Company at 1616 South Voss Road, Suite No. 1000, Houston, Texas 77057, Attention: Mark A. Older, Secretary.

                              CERTAIN DEFINITIONS

     As used herein, the following terms have the specific meanings set out:
"Bbl" means barrel, "MBbl" means thousand barrels, "MMBbl" means million barrels, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "BOE" means barrel of oil equivalent, "MBOE" means thousand barrels of oil equivalent, and "MMBOE" means million barrels of oil equivalent. Natural gas volumes are converted to barrels of oil equivalent using the ratio of 6.0 Mcf of natural gas to 1.0 barrel of crude oil. Unless otherwise indicated in this Offer to Purchase, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 Fahrenheit. "Finding costs" refers to costs incurred for development, exploration and acquisition activities which add to the Company's oil and gas reserves. "Finding costs per BOE" refers to a fraction, the numerator of which is equal to the finding costs incurred by the Company and the denominator of which is equal to net proved reserve additions from acquisitions, extensions, discoveries, improved recovery and revisions, on a BOE basis. "Improved recovery", "enhanced oil recovery" and "EOR" include all methods of supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, such as waterfloods, thermal techniques (including cyclic steam, steam flood and in-situ combustion operations) and CO2 (carbon dioxide) injection. "Heavy oil" or "heavy crude" is low gravity, high viscosity crude oil. "Working interest" means an operating interest which gives the owner the right to drill, produce and conduct operating activities on a property and to a share of production and related expenses. "Net revenue interest" means the percentage of production to which the owner of a working interest is entitled. "Net acres" and "net wells" refer to the sum of the fractional working interests owned in gross acres and gross wells, respectively. Unless otherwise indicated, references to "reserves" means net proved reserves and references to "wells" means gross wells. EBITDA as presented herein is defined as the sum of income before provision for income taxes, interest, restructuring charges, depreciation, depletion, amortization, impairments and certain non-cash charges including gains or losses on the disposition of properties.

                                     (iii)

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

AVAILABLE INFORMATION ..................................................   (ii)

INCORPORATION OF CERTAIN DOCUMENTS BY
REFERENCE ..............................................................   (iii)

CERTAIN DEFINITIONS ....................................................   (iii)

SUMMARY ....................................................................   1

INTRODUCTION ...............................................................   3

SPECIAL FACTORS ............................................................   4


SECTION 1.
   BACKGROUND OF THE TRANSACTIONS............................................  4

SECTION 2.
   CERTAIN EFFECTS OF THE PROPOSED SPINOFF; CERTAIN EFFECTS OF THE OFFER.....  7

SECTION 3.
   PURPOSES OF THE OFFER.....................................................  8

SECTION 4.
   CERTAIN FEDERAL INCOME TAX CONSEQUENCES...................................  9

SECTION 5.
   CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS; NO APPRAISAL
   RIGHTS.................................................................... 11

THE OFFER.................................................................... 12

SECTION 6.
   EXPIRATION DATE; EXTENSION OF THE OFFER; PRORATION........................ 12

SECTION 7.
   PROCEDURE FOR TENDERING PREFERRED SHARES.................................. 13

SECTION 8.
   WITHDRAWAL RIGHTS......................................................... 14

SECTION 9.
   ACCEPTANCE FOR PAYMENT OF PREFERRED SHARES AND PAYMENT OF PURCHASE PRICE.. 15

SECTION 10.
  CERTAIN CONDITIONS OF THE OFFER............................................ 16

SECTION 11.
  PRICE RANGE OF THE PREFERRED SHARES; DIVIDENDS............................. 18

SECTION 12.
  CERTAIN INFORMATION CONCERNING THE COMPANY................................. 19

SECTION 13.
  SOURCE AND AMOUNT OF FUNDS................................................. 19

SECTION 14.
  TRANSACTIONS AND ARRANGEMENTS CONCERNING THE PREFERRED SHARES.............. 19

SECTION 15.
  EXTENSION OF THE TENDER PERIOD; TERMINATION................................ 20

OTHER INFORMATION............................................................ 21

SECTION 16.
  CAPITALIZATION............................................................. 21

SECTION 17.
  SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION AND OPERATING DATA. 22

SECTION 18.
  MANAGEMENT................................................................. 27

SECTION 19.
  RELATIONSHIP BETWEEN THE COMPANY AND MONTEREY.............................. 29

MISCELLANEOUS................................................................ 33

SECTION 20.
  FEES AND EXPENSES.......................................................... 33

SECTION 21.
  MISCELLANEOUS.............................................................. 34

UNAUDITED PRO FORMA FINANCIAL STATEMENTS.....................................F-1

                                      (iv)

                                    SUMMARY

     This general summary is provided solely for the convenience of holders of Preferred Shares and is qualified in its entirety by reference to the full text and more specific details contained in this Offer to Purchase and the related Letter of Transmittal and any amendments hereto and thereto.

The Company............................... Santa Fe Energy Resources, Inc.

The Preferred Shares...................... Convertible Preferred Stock, 7%
                                          Series, par value $0.01 per share.

Number of Preferred Shares................ Up to 4,500,000 Preferred Shares (the
                                          "Amount Sought"), upon the terms
                                          and subject to the conditions of the
                                          Offer, including the provisions
                                          relating to proration. Upon the terms
                                          and subject to the conditions of the
                                          Offer, if more Preferred Shares than
                                          the Amount Sought have been validly
                                          tendered and not withdrawn on or
                                          prior to the Expiration Date, the
                                          Company will purchase Preferred
                                          Shares from each tendering holder on
                                          a pro rata basis, subject to
                                          adjustment to avoid the purchase of
                                          fractional Preferred Shares.
                                          Preferred Shares not purchased
                                          because of proration will be
                                          returned.

Purchase Price............................ $24.50 per Preferred Share, net to
                                          the seller in cash. See Section 11.

Expiration Date of Offer.................. November 19, 1996, at 12:00 midnight,
                                          New York City time, unless extended.
                                          See Section 6.

How to Tender Preferred Shares............ See Section 7. For further information, call the Information
                                          Agent or the Dealer Manager at the
                                          addresses and telephone numbers set
                                          forth on the back cover of this Offer
                                          to Purchase or consult your broker
                                          for assistance.

Withdrawal Rights......................... Tendered Preferred Shares may be
                                          withdrawn at any time until the
                                          Expiration Date of the Offer and may
                                          be withdrawn after 12:00 midnight,
                                          New York City time, on December 18,
                                          1996. See Section 8.

Purpose of Offer.......................... The Company is making the Offer because it believes that the goals of
                                          the Proposed Spinoff (as defined
                                          herein) can be better achieved by
                                          reducing the number of Preferred
                                          Shares and simplifying the Company's
                                          capital structure. Due to their
                                          conversion feature, the Preferred
                                          Shares create substantial uncertainty
                                          as to the fully diluted number of
                                          shares of Company Common Stock that
                                          will be outstanding following the
                                          Monterey IPO and the Distribution
                                          (all as defined herein). As a result
                                          of this uncertainty, the Company
                                          believes that the continued existence
                                          of a substantial number of Preferred
                                          Shares could adversely affect the
                                          successful completion of the Monterey
                                          IPO and the Distribution. Given the
                                          current market price of the Preferred
                                          Shares and the factors discussed
                                          above, the Company believes that the
                                          purchase of the Preferred Shares
                                          pursuant to the Offer is in the best
                                          interest of the Company. The Board of
                                          Directors of the Company has
                                          authorized the Offer by a unanimous
                                          vote.

Market Price of Preferred Shares.......... On October 21, 1996, the last trading day before the Company commenced the
                                          Offer, the closing price per
                                          Preferred Share on the NYSE Composite
                                          Tape was $23 3/8, and on September
                                          17, 1996, the last trading day before
                                          the Company announced its intention
                                          to pursue an offer for the Preferred
                                          Shares, the closing sales price of
                                          the Preferred Shares as reported on
                                          the NYSE Composite Tape was $22 1/8
                                          per Preferred Share. Shareholders are
                                          urged to obtain a current market
                                          quotation for the Preferred Shares.
                                          See Section 11.

Dividends................................. The Company has declared the regular quarterly dividend of $0.35 per
                                          Preferred Share to be paid on
                                          December 2, 1996 to holders of record
                                          as of the close of business on
                                          November 1, 1996 (the "December 1996
                                          Dividend"). A tender of Preferred
                                          Shares pursuant to the Offer will not
                                          deprive a shareholder of his or her
                                          right to receive the December 1996
                                          Dividend regardless of when such
                                          tender is made. Holders of Preferred
                                          Shares tendered into and purchased
                                          pursuant to the Offer will not be
                                          entitled to any dividends in respect
                                          of any later dividend periods (or any
                                          portion thereof). The Company expects
                                          to pay the next regular quarterly
                                          dividend for outstanding Preferred
                                          Shares on March 3, 1997 to holders of
                                          record as of the close of business on
                                          a date to be determined by the
                                          Company's Board of Directors. See
                                          Section 11.

Brokerage Commissions..................... Not payable by shareholders.

Stock Transfer Tax........................ None, except as provided in
                                          Instruction 6 of the Letter of
                                          Transmittal.

Payment Date.............................. As soon as practicable after the
                                          Expiration Date of the Offer.

Further Information....................... Any questions or requests for assistance and any requests for
                                          additional copies of this Offer to
                                          Purchase, the Letter of Transmittal
                                          or other tender offer materials may
                                          be directed to the Information Agent
                                          or the Dealer Manager at their
                                          respective telephone numbers and
                                          addresses set forth on the back cover
                                          of this Offer to Purchase.

To the Holders of Preferred Shares of Santa Fe Energy Resources, Inc.:

                                  INTRODUCTION

     Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), invites the holders of its Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), to tender their Preferred Shares, at a price of $24.50 per Preferred Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Preferred Shares have a liquidation preference of $20.00 per share, plus accrued and unpaid dividends. The Company will purchase all Preferred Shares validly tendered and not withdrawn up to the 4,500,000 Preferred Shares sought (the "Amount Sought"), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration. Upon the terms and subject to the conditions of the Offer, if more Preferred Shares than the Amount Sought have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase Preferred Shares from each tendering holder on a pro rata basis, subject to adjustment to avoid the purchase of fractional Preferred Shares. Preferred Shares not purchased because of proration will be returned.

     THE COMPANY, ITS BOARD OF DIRECTORS AND ITS EXECUTIVE OFFICERS MAKE NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S PREFERRED SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER PREFERRED SHARES AND, IF SO, HOW MANY PREFERRED SHARES TO TENDER.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF PREFERRED SHARES BEING TENDERED. The Offer is, however, subject to certain other conditions. See
Section 10.

     The Preferred Shares are listed and traded on the NYSE. On October 21, 1996, the last trading day before the Company commenced the Offer, the closing sales price of the Preferred Shares as reported on the NYSE Composite Tape was $23 3/8 per Preferred Share, and on September 17, 1996, the last trading day before the Company announced its intention to pursue an offer for the Preferred Shares, the closing sales price of the Preferred Shares as reported on the NYSE Composite Tape was $22 1/8 per Preferred Share. See Section 11. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE PREFERRED SHARES.

     The Offer does not constitute a notice of redemption of the Preferred Shares pursuant to the Company's Restated Certificate of Incorporation (the "Charter"), nor does the Company intend to effect such a redemption by making the Offer. Shareholders are not under any obligation to accept the Offer or to remit the Preferred Shares to the Company pursuant to the Offer. In accordance with the Certificate of Designation for the Preferred Shares (the "Certificate of Designation"), the holders of Preferred Shares may, at their option, convert any or all such Preferred Shares into shares of common stock of the Company, par value $0.01 per share (the "Company Common Stock"), at a conversion rate of
1.3913 shares of Company Common Stock per Preferred Share, subject to certain adjustments (the "Conversion Rate"). In addition, the Company may, at any time after May 20, 1997, upon the occurrence of a "Special Conversion Event," convert all outstanding Preferred Shares into Company Common Stock at the Conversion Rate then in effect, plus additional shares in respect of accrued and unpaid dividends. A Special Conversion Event is deemed to have occurred when the average daily closing price for a share of the Company Common Stock for 20 of 30 consecutive NYSE trading days equals or exceeds 125% of the quotient of $20.00 divided by the then applicable Conversion Rate reflecting a conversion value of $25.00 per Preferred Share. On October 21, 1996, the last trading day before the Company commenced the Offer, the closing sales price of the Company Common Stock as reported on the NYSE Composite Tape was $14 5/8 per share. Upon liquidation or dissolution of the Company, holders of the Preferred Shares are entitled to receive a liquidation preference equal to the sum of (A) dividends accrued and unpaid thereon to the date of final dissolution, whether or not declared, without interest, PLUS (B) $20.00 per Preferred Share, prior to the payment of any amounts to the holders of the Company Common Stock.

     Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Preferred Shares by the Company. The Company will pay all charges and expenses of the Depositary, Information Agent and Dealer Manager incurred in connection with the Offer.

                                SPECIAL FACTORS

SECTION 1.  BACKGROUND OF THE TRANSACTIONS.

     THE COMPANY. The Company is engaged in the exploration, development and production of crude oil and natural gas in the continental and offshore United States and in certain international areas. On September 18, 1996, the Company announced its intention to commence a series of transactions to separate its heavy oil and other operations in California (the "Western Division") from its other domestic and international operations. See " -- The Proposed Spinoff" and "-- Certain Transactions Relating to the Offer, the Transfer and the Monterey IPO." After giving effect to the Transactions and the Proposed Spinoff (each as defined below), the Company's domestic activities will be focused in two core areas: onshore in the Permian Basin in Texas and New Mexico and offshore in the Gulf of Mexico. The Company's international activities will be focused primarily in Indonesia and Argentina, with additional interests in certain other South American, African and Asian countries.

     On a pro forma basis, after giving effect to the Transactions and the Proposed Spinoff, at December 31, 1995, the Company had worldwide proved reserves totaling 118 MMBOE and annual revenues, EBITDA (as defined under "Certain Definitions"), net income and production during 1995 of approximately $231 million, $113 million, $11 million and 18 MMBOE, respectively. Oil accounted for approximately 67% of the Company's pro forma total proved reserves at December 31, 1995 and 50% of its pro forma 1995 production. Approximately 78% of such reserves were domestic reserves and 22% were international reserves. On a pro forma basis, after giving effect to the Transactions and the Proposed Spinoff, for the nine months ended September 30, 1996, the Company had revenues, EBITDA and production of approximately $206 million, $114 million and 15 MMBOE, respectively. Pro forma for the Transactions and the Proposed Spinoff, as of September 30, 1996, the Company would have had approximately $35 million in borrowings outstanding under a new $150 million bank credit facility (the "Company's New Facility"), $100 million of 11% Senior Subordinated Debentures due 2004 (the "Debentures") and $390 million of shareholders' equity. The ratio of the Company's pro forma EBITDA to net interest expense for the nine months ended September 30, 1996 was 10.0x. Borrowings under the Company's New Facility, which will represent the Company's only outstanding senior debt upon consummation of the Transactions and the Proposed Spinoff, will bear interest at a floating interest rate (estimated to be initially set at an annual rate of approximately 6.75% based upon current rates). See "Selected Historical and Pro Forma Financial Information and Operating Data."

     OPERATING STRATEGY. After the Transactions and the Proposed Spinoff, and without the Western Division's heavy oil operations and associated debt, the Company will have a lower debt structure and international operations that will more significantly influence the Company's results of operations. Set forth below is a summary of the key elements of the Company's operating strategy following consummation of the Transactions and the Proposed Spinoff. No assurance can be given that the Company will be successful in its efforts to implement such strategy or, even if so successfully implemented, that it will favorably affect its financial condition or results of operations.

      o The Company intends to continue its exploratory, development and production activities on its properties in the Permian Basin of western Texas and southeastern New Mexico, where the Company has an inventory of identified exploratory and development drilling locations. The Company has budgeted approximately $69 million to be spent during the 18 months ending December 31, 1997 on exploration and development activities in the Permian Basin. In addition, the Company intends to extend its inventory of long-lived drilling projects in the Permian Basin through selective acquisitions.

      o The Company intends to continue its exploration, development and production activities in the shallow water areas of the Outer Continental Shelf of the Gulf of Mexico (water depths of less than 400 feet, the "Shelf"). In addition, the Company intends to expand its offshore operations from the Shelf into the Flex Trend area of the Gulf of Mexico (water depths of 400 to 2,500 feet). During 1996, the Company has acquired interests in a total of 22 offshore blocks in the Flex Trend and plans to drill three exploratory wells on certain of such blocks during 1997. The Company has budgeted a total of approximately $81 million to be spent on exploration and development activities in the Gulf of Mexico during the 18 months ending December 31, 1997.

      o In addition to conducting delineation and development activities on its international properties, the Company intends to participate in approximately 18 gross exploratory wells in four countries during the 18 months ending December 31, 1997. The Company also intends to expand its international activities through selective acquisitions and by identifying additional prospects and seeking drilling concessions or exploratory rights therefor.

     THE PROPOSED SPINOFF. On September 18, 1996, the Company announced its intention to separate its Western Division from its other domestic and international operations located in the central United States, the Gulf of Mexico and abroad. The initial phase of the separation will involve (i) the contribution of substantially all of the assets and operations of the Western Division, which include the Company's interests in the Midway-Sunset, South Belridge, Coalinga and Kern River oil fields, to Monterey Resources, Inc. ("Monterey"), a newly-formed, wholly owned subsidiary of the Company, and the assumption by Monterey of all the liabilities and obligations associated with the Western Division, including $245 million of indebtedness in respect of the Company Senior Notes (as defined below; such contribution and assumption being referred to herein as the "Transfer"), and (ii) the initial public offering
(the "Monterey IPO") of approximately 15% of the common stock of Monterey ("Monterey Common Stock") (17% if the underwriters' over-allotment options are exercised in full). On September 18, 1996, Monterey filed a registration statement with the Securities and Exchange Commission (the "Commission") relating to the proposed Monterey IPO. The second phase of the separation would involve a pro rata distribution by the Company to its common stockholders of its remaining ownership interest in Monterey by means of a tax-free distribution (the "Distribution" and, collectively with the Transfer and the Monterey IPO, the "Proposed Spinoff").

     The Company's intention to pursue the Proposed Spinoff reflects the Company's belief that its oil and gas operations have developed, over time, into separate businesses that operate independently and have diverging capital requirements and risk profiles. As a result, the Company's Board of Directors has determined that dividing the Company's operations into two independent companies would allow each to more efficiently develop its distinct resource base and pursue separate business opportunities while providing each with improved access to capital markets. The Board of Directors also believes that the Monterey IPO and Proposed Spinoff would allow investors to better evaluate each business, enhancing the likelihood that each would achieve appropriate market recognition for its performance.

     CERTAIN TRANSACTIONS RELATING TO THE OFFER, THE TRANSFER AND THE MONTEREY IPO. On September 18, 1996, the Company announced its intention, prior to the consummation of the Transfer and the Monterey IPO, to (i) commence the Offer and
(ii) seek certain amendments (the "Proposed Amendments") to the indenture governing the Company's outstanding Debentures (the "Consent Solicitation").
The Company has obtained the necessary consents to amend such indenture and has executed a supplemental indenture to reflect the Proposed Amendments.

     In connection with the Transfer, the Monterey IPO and the Offer, the following transactions will occur: (a) the Company and Monterey will enter into a contribution and conveyance agreement (the "Contribution Agreement"), pursuant to which, among other things, (i) the Company will contribute to Monterey substantially all of the assets and operations of the Western Division, subject to the retention by the Company of a production payment (the
"Production Payment") in an aggregate amount of $30 million with respect to certain properties in the Midway-Sunset field, which Production Payment will be prepayable in whole or in part without penalty by Monterey at any time or from time to time (and which Monterey intends to prepay promptly following the Monterey IPO); (ii) Monterey will assume all obligations and liabilities of the Company associated with the assets and properties of the Western Division, including $245 million of indebtedness in respect of the Company's 10.23% Series E Notes due 1997, 10.27% Series F Notes due 1998, 10.61% Series G Notes due 2005 (the "Series E Company Senior Notes", "Series F Company Senior Notes" and "Series G Company Senior Notes", respectively, and the "Company Senior Notes", collectively) (the "Debt Assumption") and (iii) the Company and Monterey will agree that under certain circumstances Monterey will purchase from the Company the surface rights to approximately 116 surface acres in Orange County, California (the "Olinda Property") to be retained by the Company, which surface rights are currently held by the Company under a contract for sale to a third party; (b) Monterey will (i) use a portion of the net proceeds from the Monterey IPO to repay in full the $70 million aggregate principal amount of the Series E Company Senior Notes and Series F Company Senior Notes and accrued and unpaid interest thereon and to pay a prepayment premium of approximately $2.5 million thereon (the "Senior Note Repayment") and (ii) issue $175 million in aggregate principal amount of its 10.61% Senior Notes due 2005 (the "Monterey Senior Notes") to holders of the Series G Company Senior Notes in exchange for cancellation and surrender of such notes, and pay a $1.3 million consent fee in connection therewith (the "Senior Note Exchange," and together with the Debt Assumption and the Senior Note Repayment, the "Senior Note Refinancing"); (c)(i) the Company and Monterey will enter into a new $75 million revolving credit facility with a group of banks (the "Monterey Credit Facility") and the Company is expected to borrow approximately $16 million thereunder, and (ii) upon consummation of the Monterey IPO, Monterey will repay all such indebtedness outstanding under the Monterey Credit Facility with a portion of the net proceeds from the Monterey IPO and the Company will cease to be an obligor under the Monterey Credit Facility; (d) the Company will enter into the $150 million Company's New Facility and use an estimated $100 million (consisting of cash on hand together with funds borrowed under the Company's New Facility and assuming
4.1 million shares are tendered and purchased pursuant to the Offer) to pay the Purchase Price of Preferred Shares to be purchased pursuant to the Offer and (e) the Company and Monterey will enter into certain intercompany agreements regarding corporate services, taxes, indemnification and certain other matters as more fully described under "Relationship Between the Company and Monterey." The transactions described above, including, without limitation, the transactions to be effected pursuant to the agreements referred to in clause (e) of the preceding sentence, together with the Consent Solicitation and the Offer, are referred to herein collectively as the "Transactions."

     The Company currently anticipates that, if it decides to proceed with such transactions, subject to market and other conditions, the Transactions will be consummated in late 1996 or early 1997. The Company has announced that after the consummation of the Transactions, it intends to proceed with the Distribution. The Company's final determination to effect the Distribution will require a declaration of the Distribution by the Company's Board of Directors. Such declaration is not expected to be made until certain conditions, many of which are beyond the control of the Company, are satisfied, including receipt by the Company of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the Distribution, approval of such Distribution by the Company's stockholders and the absence of any future change in market or economic conditions (including developments in the capital markets) or the Company's or Monterey's business or financial condition that causes the Company's Board of Directors to conclude that the Distribution is not in the best interests of the Company's stockholders. Prior to the Distribution the Company intends to redeem or convert its outstanding shares of $.732 Series A Convertible Preferred Stock (the "DECS"). The Company does not expect the Distribution to occur prior to June 1997. The Offer and the Transactions are not conditioned upon a favorable tax ruling or the outcome of the proposed vote of the Company's stockholders.

     Following the consummation of the Transactions, the Company anticipates that the business and operations of its remaining divisions (including its Central Division, Gulf Coast Division and International Division) will be largely unchanged. Monterey will focus its efforts on the application of advanced production techniques to development and exploitation opportunities on its California properties while the Company (excluding the assets and operations of Monterey) will focus on opportunities in other areas of the United States, the Gulf of Mexico and internationally. In addition, the $245 million principal amount of

Company Senior Notes will cease to be outstanding. Further, until the Distribution, the Company will own not less than 80.1% of the outstanding common stock of Monterey, which will be the obligor of $175 million principal amount of Monterey Senior Notes to be issued to the former holders of the Series G Company Senior Notes.

     The Company intends to finance the Offer with cash on hand and borrowings under the $150 million Company's New Facility to be entered into by the Company prior to the acceptance of Preferred Shares tendered for purchase. The Company has obtained a commitment from The Chase Manhattan Bank to provide the Company's New Facility and the Monterey Credit Facility, subject to certain conditions.

     Each of the Senior Note Exchange, the Senior Note Repayment, the Transfer and the Monterey IPO is subject to a number of conditions. In addition, the Offer is subject to a number of conditions, including the Senior Note Exchange and the Senior Note Repayment. See Section 10.

     See Sections 12 and 16 through 19 for certain financial and other information regarding the Company and Monterey following the consummation of the Transactions and the Proposed Spinoff.

SECTION 2.  CERTAIN EFFECTS OF THE PROPOSED SPINOFF; CERTAIN EFFECTS OF THE
OFFER.

     Following the consummation of the Offer, the holders of the Preferred Shares that remain outstanding (the "Continuing Holders") will continue to be entitled at any time to convert their Preferred Shares into shares of Company Common Stock at the Conversion Rate then in effect. As of October 21, 1996, the Conversion Rate was 1.3913 shares of Company Common Stock per Preferred Share, or approximately $20.38 per Preferred Share based on the closing sales price of the Company Common Stock on October 21, 1996.

     If the Distribution is not consummated, the Continuing Holders would retain their existing rights to convert such Preferred Shares into Company Common Stock at the then applicable Conversion Rate. On the other hand, if the Distribution is consummated and if, prior to the record date fixed for the determination of stockholders entitled to receive shares of Monterey Common Stock in the Distribution (the "Distribution Record Date"), a Continuing Holder elects to convert any of its Preferred Shares into shares of Company Common Stock, such holder would be entitled to receive, on a pro rata basis with the other holders of Company Common Stock, shares of Monterey Common Stock distributed by the Company in the Distribution. With respect to the Preferred Shares that remain outstanding on the Distribution Record Date, the Conversion Rate will be increased by multiplying the Conversion Rate then in effect by a fraction, the numerator of which is the then-current market price of the Company Common Stock (defined as the average closing sales price of the Company Common Stock during the 20 consecutive trading days following the 30th trading day prior to the date of determination) and the denominator of which is such current market price less the fair market value of the shares of Monterey Common Stock (as determined by the Board of Directors) distributed in the Distribution. The adjustment to the Conversion Rate will be effective at the open of business on the day following the Distribution Record Date.

     Following the expiration of the Offer, the Company may, in its sole discretion, determine to purchase the remaining Preferred Shares through privately negotiated transactions, open market purchases or another tender offer or otherwise, on such terms and at such prices as the Company may determine from time to time, the terms of which purchases or offers could differ from those of the Offer, except that the Company will not make any such purchases of Preferred Shares until the expiration of 10 business days after the termination of the Offer. Any possible future purchases of Preferred Shares by the Company will depend on many factors, including the market prices of the Preferred Shares and of the Company Common Stock, the Company's business and financial position, alternative investment opportunities available to the Company, the results of the Offer and general economic and market conditions.

     In addition, the Company may, at any time after May 20, 1997, upon the occurrence of a Special Conversion Event, elect to convert all then outstanding Preferred Shares into Company Common Stock at the Conversion Rate then in effect, plus additional shares of Company Common Stock in respect of accrued and unpaid dividends, if any. A Special Conversion Event is deemed to have occurred when the average daily closing price for a share of the Company Common Stock for 20 of 30 consecutive NYSE trading days equals or exceeds 125% of the quotient of $20.00 divided by the applicable Conversion Rate (approximately $17.97 per share at a Conversion Rate of 1.3913). The Company may increase the Conversion Rate for the Preferred Shares by any amount for any period, provided that such period is at least 20 days, the increase is irrevocable during such period and the Company mails notice of such increase to the holders of Preferred Shares at least 15 days before the date such increase takes effect. On October 21, 1996, the last trading day before the Company commenced the Offer, the closing sales price of the Company Common Stock as reported on the NYSE Composite Tape was $14 5/8 per share.

     Following the consummation of the Offer, the Company anticipates that the business of the Company will remain largely unchanged, except for the effects of the Transactions as described in Section 1.

     Except as disclosed in this Offer to Purchase, the Company has no present plans or proposals that would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, (iii) any change in the present Board of Directors of the Company or management of the Company, including, but not limited to, a plan or proposal to change the number or term of the directors, to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer,
(iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company, (v) any other material change in the Company's corporate structure or business or (vi) any changes in the Company's Charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition or control of the Company by any person.

     The Offer will reduce the number of Preferred Shares that might otherwise trade publicly and may reduce the number of holders of Preferred Shares, each of which could adversely affect the liquidity and market value of the Preferred Shares not purchased in the Offer. As of October 21, 1996, there were 5,000,000 issued and outstanding Preferred Shares. Following the consummation of the Offer (assuming the number of Preferred Shares purchased in the Offer equals the Amount Sought), there will be 500,000 Preferred Shares issued and outstanding. The Company anticipates that there will be a sufficient number of Preferred Shares outstanding and publicly traded following the consummation of the Offer to ensure a continued trading market in the Preferred Shares. Based on the published guidelines of the NYSE, the Company does not believe that its purchase of the Amount Sought pursuant to the Offer will cause the remaining Preferred Shares to be delisted from the NYSE, and it is not a purpose of the Offer to cause such delisting.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of the Amount Sought pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act, and it is not a purpose of the Offer to cause such deregistration.

     All Preferred Shares purchased by the Company pursuant to the Offer will be retired, cancelled and thereafter returned to the status of authorized but unissued shares of the Company's preferred stock.

     THE COMPANY, ITS BOARD OF DIRECTORS AND ITS EXECUTIVE OFFICERS MAKE NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S PREFERRED SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER PREFERRED SHARES AND, IF SO, HOW MANY PREFERRED SHARES TO TENDER.

SECTION 3.  PURPOSES OF THE OFFER.

     The Company is making the Offer because it believes that the goals of the Proposed Spinoff can be better achieved by reducing the number of Preferred Shares and simplifying the Company's capital structure. Due to their conversion feature, the Preferred Shares create substantial uncertainty as to the fully diluted number of shares of Company Common Stock that will be outstanding following the Monterey IPO and the Distribution. As a result of this uncertainty, the Company believes that the continued existence of a substantial number of Preferred Shares could adversely affect the successful completion of the Monterey IPO and the Distribution. Given the current market price of the Preferred Shares and the factors discussed above, the Company believes that the purchase of the Preferred Shares pursuant to the Offer is in the best interest of the Company. The Board of Directors of the Company has authorized the Offer by a unanimous vote.

     In particular, the Offer provides the holders of Preferred Shares with the opportunity to sell their Preferred Shares at a 4.81% premium over the closing sales price of the Preferred Shares on October 21, 1996 and a 10.73% premium over the closing sales price of the Preferred Shares on September 17, 1996, the last trading day before the Company announced its intention to pursue an offer for the Preferred Shares. The Offer will also provide shareholders who are considering a sale of all or a portion of their Preferred Shares the opportunity to sell those Preferred Shares for cash without the usual transaction costs associated with open-market sales. In addition, holders of Preferred Shares can elect not to tender their Preferred Shares and retain all their existing rights to convert their Preferred Shares into Company Common Stock.

SECTION 4.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes certain Federal income tax consequences relating to the Offer. The summary deals with Preferred Shares held as capital assets within the meaning of Section 1221 of the Code, and does not address tax consequences that may be relevant to investors in special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, or shareholders holding the Preferred Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Each shareholder should consult its own tax advisor with regard to the Offer and the application of Federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to its particular situation.

     Under Section 302 of the Code, a sale of Preferred Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (a) results in a "complete termination" of the shareholder's interest in the Company or (b) is "not essentially equivalent to a dividend" with respect to the shareholder. If either of these tests is satisfied, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholder's tax basis in the Preferred Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Preferred Shares are held as a capital asset, which will be long-term capital gain or loss if the Preferred Shares had been held for more than one year.

     In general, in determining whether either of the tests under Section 302 of the Code is satisfied, shareholders must take into account not only the Preferred Shares they actually own, but also any common shares or Preferred Shares they are deemed to own pursuant to the constructive ownership rules of
Section 318 of the Code. Pursuant to those constructive ownership rules, a shareholder is deemed to own the common shares or Preferred Shares actually owned, and in some cases constructively owned, by certain related individuals or entities, and any common shares or Preferred Shares that the shareholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

     The sale of Preferred Shares pursuant to the Offer will result in a "complete termination" of a shareholder's interest in the Company if at the conclusion of the Offer either (a) the shareholder actually and constructively does not own any common shares or any Preferred Shares or (b) the shareholder actually owns no common shares or Preferred Shares and the shareholder is eligible to waive and does effectively waive attribution of all common shares or Preferred Shares constructively owned by the shareholder in accordance with
Section 302(c) of the Code. However, Section 302(c) only permits the waiver of the constructive ownership rules in limited circumstances. Accordingly, shareholders expecting to waive constructive ownership should consult their own tax advisors regarding eligibility and procedural rules applicable to their particular situations.

     Even if the sale of Preferred Shares pursuant to the Offer fails to satisfy the "complete termination" test, such shareholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the shareholder's sale of Preferred Shares pursuant to the Offer results in a "meaningful reduction" in the shareholder's proportionate interest in the Company. Whether the receipt of cash by a shareholder results in a "meaningful reduction" will depend upon the individual shareholder's facts and circumstances. However, if a shareholder actually or constructively owns no common shares, it appears that the sale of any Preferred Shares pursuant to the Offer will result in a "meaningful reduction". It also appears that the sale of any Preferred Shares in the Offer by a shareholder who also owns a small percentage of common shares (substantially less than 1%, based on an Internal Revenue Service published ruling) and who exercises no control over corporate affairs will result in a "meaningful reduction". Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult with their tax advisors as to its application in their particular situations.

     It may be possible for a tendering shareholder to satisfy one of the above tests by contemporaneously selling or otherwise disposing of all or some of the common shares or Preferred Shares that are actually or constructively owned by such shareholder but which are not purchased pursuant to the Offer. Correspondingly, a tendering shareholder may not be able to satisfy one of the above tests because of contemporaneous acquisitions of common shares or Preferred Shares by such shareholder or a related party whose common shares or Preferred Shares would be attributed to such shareholder. Shareholders should consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

     If neither of the tests under Section 302 is satisfied and if, as is anticipated, the Company has sufficient earnings and profits, the tendering shareholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the shareholder pursuant to the Offer (without regard to gain or loss, if any). In such case, the tendering shareholder's tax basis in the Preferred Shares to be purchased pursuant to the Offer will be added to such shareholder's tax basis in the Preferred Shares and the common shares retained by such shareholder (or, in the case such shareholder does not retain any common shares or Preferred Shares, the tax basis in the Preferred Shares should be added to the related person's tax basis in the Preferred Shares and the common shares that are constructively owned by such shareholder).

     The dividends-received deduction is subject to certain limitations, and may not be available if the corporate shareholder does not satisfy certain holding period requirements with respect to the Preferred Shares and common shares or if the Preferred Shares and common shares are treated as "debt financed portfolio stock". Generally, if a dividends-received deduction is available, it is expected that the dividend will be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case such corporate shareholder's tax basis in Preferred Shares and common shares retained by such shareholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. For this purpose, all dividends received by a shareholder within, and having their ex-dividend date within, an 85-day period (expanded to a 365-day period in the case of dividends received in such period that in the aggregate exceed 20% of the shareholder's adjusted tax basis in the Preferred Shares) are aggregated and also treated as extraordinary dividends. Any amount of the nontaxed portion of the extraordinary dividend in excess of the shareholder's basis will generally be subject to tax upon sale or disposition of the Preferred Shares or common shares, as the case may be. Corporate shareholders are urged to consult their tax advisors as to the effect of Section 1059 of the Code on their tax basis in Preferred Shares.

     It should be noted, however, that on March 19, 1996 President Clinton proposed the Revenue Reconciliation Act of 1996, which contains certain provisions that if enacted would (i) provide for immediate gain recognition on the non-taxed portion of the extraordinary dividend that exceeds the shareholder's basis in the Preferred Shares and (ii) reduce the dividends-received deduction from 70% to 50% for corporate shareholders owning less than 20% of the Company. Inasmuch as no legislative action has been taken with respect to this proposal, it cannot be predicted whether such proposed provisions will be enacted, and if enacted, what effective dates will apply to these provisions.

     In the case of any foreign shareholder, the Depositary will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to the foreign shareholder or his agent, unless the foreign shareholder establishes that such payment should be treated as a dividend payment or the Depositary determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected to the conduct of a trade or business by the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder that is not
(i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, or (iii) any estate or trust the income of which is subject to the United States federal income taxation regardless of its source. Without definite knowledge to the contrary, the Depositary will determine whether a shareholder is a foreign shareholder by reference to the shareholder's address. A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (i) meets the "complete termination" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Depositary withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced portion of tax was due. In order to claim an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the foreign shareholder is entitled to the benefits of a tax treaty, the foreign shareholder must deliver to the Depositary (or other person who is otherwise required to withhold Federal income tax) a properly executed statement claiming such exemption or benefits on Treasury Form 4224 (Exemption from Withholding on Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States) or Treasury Form 1001 (Ownership, Exemption, or Reduced Rate Certificate), respectively. Such statements may be obtained from the Depositary. Foreign shareholders are urged to consult their own tax advisors regarding the application of Federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND STATE, LOCAL AND FOREIGN TAX LAWS) OF THE SALE OF PREFERRED SHARES PURSUANT TO THE OFFER.

SECTION 5. CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS; NO APPRAISAL RIGHTS.

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of the Preferred Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Preferred Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Preferred Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept for payment, or make payment for, Preferred Shares is subject to certain conditions. See Section 10.

     There is no shareholder vote required in connection with the Offer.

     No appraisal rights are available to holders of Preferred Shares in connection with the Offer.

                                   THE OFFER

SECTION 6.  EXPIRATION DATE; EXTENSION OF THE OFFER; PRORATION.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase all Preferred Shares validly tendered on or before the Expiration Date (and not withdrawn in accordance with Section 8), at the Purchase Price, up to the Amount Sought, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein. Preferred Shares not purchased because of proration will be returned. The term
"Expiration Date" means 12:00 midnight, New York City time, on Tuesday,
November 19, 1996, unless and until the Company shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date"shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer, see Section 10 and Section 15.

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

     If (a) the Company (i) increases or decreases the price to be paid for the Preferred Shares or (ii) decreases the number of Preferred Shares being sought and (b) the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such ten business day period. For purposes of the Offer, "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Upon the terms and subject to the conditions of the Offer, if the Amount Sought or fewer Preferred Shares have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase all such Preferred Shares. Upon the terms and subject to the conditions of the Offer, if more Preferred Shares than the Amount Sought have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase from each tendering holder a number of Preferred Shares (subject to adjustment to avoid the purchase of fractional shares) equal to the number of Preferred Shares validly tendered and not withdrawn by such holder on or prior to the Expiration Date, multiplied by a fraction (the "Proration Factor") the numerator of which is the Amount Sought and the denominator of which is the total number of Preferred Shares validly tendered and not withdrawn on or prior to the Expiration Date.

     All Preferred Shares purchased pursuant to the Offer will be purchased at the Purchase Price, net to the seller in cash. All Preferred Shares not purchased pursuant to the Offer, including Preferred Shares tendered and withdrawn or not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable.

     If proration of tendered Preferred Shares is required, because of the difficulty in determining the number of Preferred Shares validly tendered (including Preferred Shares tendered by the guaranteed delivery procedure described in "Procedure for Tendering Preferred Shares"), the Company does not expect that it would be able to announce the final Proration Factor or to commence payment for any Preferred Shares purchased pursuant to the Offer until approximately seven business days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Preferred Shares may obtain such preliminary information from the Dealer Manager or the Information Agent and may also be able to obtain such information from their brokers.

SECTION 7.  PROCEDURE FOR TENDERING PREFERRED SHARES.

     PROPER TENDER OF PREFERRED SHARES. For Preferred Shares to be properly tendered pursuant to the Offer:

          (a) the certificates for such Preferred Shares (or confirmation of receipt of such certificates pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees (or in the case of book-entry transfer, an Agent's Message (as defined below)), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

          (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     A tender of Preferred Shares made pursuant to any method of delivery set forth herein will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

     SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered owner of the Preferred Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Preferred Shares) tendered therewith, and payment and delivery are to be made directly to such registered owner at such owner's address shown on the records of the Company, or if Preferred Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of a recognized Medallion Signature Guarantee Program approved by The Securities Transfer Association Inc. (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Preferred Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Preferred Shares not purchased or tendered are to be issued to a person other than the registered owner, the receipt must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the receipt, with the signature on the receipt or stock power guaranteed by an Eligible Institution. In all cases, payment for Preferred Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Preferred Shares (or a timely confirmation of a book-entry transfer of such Preferred Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or in the case of book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     FEDERAL BACKUP WITHHOLDING. Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of Federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a shareholder or other payee pursuant to the Offer unless the shareholder or other payee provides such person's tax identification number (social security number or employer identification number) and certifies that such number is correct. Each tendering shareholder, other than a foreign shareholder, should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary. Foreign shareholders should generally complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding.

     BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Preferred Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Preferred Shares by causing such facility to transfer such Preferred Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Preferred Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or in the case of book-entry transfer, an Agent's Message) and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. Delivery of the Letter of Transmittal and any other required documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

     GUARANTEED DELIVERY. If a shareholder desires to tender Preferred Shares pursuant to the Offer and such shareholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, such Preferred Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

     (a) such tender is made by or through an Eligible Institution;

     (b) the Depositary receives (by hand, mail or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase; and

     (c) the certificates for all tendered Preferred Shares in proper form for transfer (or confirmation of book-entry transfer of such Preferred Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or in the case of book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within five NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of book-entry transfer, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Preferred Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     DETERMINATIONS OF VALIDITY; REJECTION OF PREFERRED SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Preferred Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Preferred Shares. No tender of Preferred Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent, the Dealer Manager or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

SECTION 8.  WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 8, a tender of Preferred Shares pursuant to the Offer is irrevocable. Preferred Shares tendered pursuant to the Offer may be withdrawn at any time before the

Expiration Date and, unless theretofore accepted for payment by the Company, may also be withdrawn after 12:00 midnight, New York City time, on December 18, 1996.

     For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written, telegraphic or facsimile transmission notice of withdrawal. Such notice of withdrawal must specify the name of the person having tendered the Preferred Shares to be withdrawn, the number of Preferred Shares to be withdrawn and the name of the registered owner, if different from that of the person who tendered such Preferred Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Preferred Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Preferred Shares tendered by an Eligible Institution). If Preferred Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 7, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Preferred Shares and otherwise comply with the procedures of such facility.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary, the Information Agent, the Dealer Manager or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. A withdrawal of a tender of Preferred Shares may not be rescinded, and Preferred Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Preferred Shares may, however, be retendered before the Expiration Date by again following any of the procedures described in Section 7.

SECTION 9. ACCEPTANCE FOR PAYMENT OF PREFERRED SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer (including the proration provisions of the Offer), promptly after the Expiration Date, the Company will purchase and pay the Purchase Price for Preferred Shares (subject to certain matters discussed in Section 6 and Section 15) validly tendered and not withdrawn as permitted in Section 8. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Preferred Shares which are tendered and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Preferred Shares for payment pursuant to the Offer.

     Payment for Preferred Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. Notwithstanding any other provision hereof, payment for Preferred Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for such Preferred Shares (or a timely confirmation by a Book-Entry Transfer Facility of book-entry transfer of such Preferred Shares to the Depositary), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message) and any other required documents. Under no circumstances will interest be paid on the Purchase Price of the Preferred Shares, regardless of any delay in making such payment.

     The Company will pay any stock transfer taxes with respect to the transfer and sale of Preferred Shares to it pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or if certificates for Preferred Shares not tendered or accepted for purchase are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, FORM W-8 OBTAINABLE FROM THE TRANSFER AGENT) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE
SECTION 7.

SECTION 10.  CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend or amend the Offer at any time in its sole discretion, the Company shall not be required to accept for payment or make payment for any Preferred Shares tendered, and may terminate or amend the Offer, if before acceptance for payment or payment for any such Preferred Shares any of the following shall have occurred (or shall have been determined by the Company to have occurred):

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which
     (i) challenges the making of the Offer, the acquisition of Preferred Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or
     (ii) in the sole judgment of the Company, could materially adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, Preferred Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for, Preferred Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or
     (iv) materially adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) there shall have occurred after October 23, 1996, (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Preferred Shares or the common shares of the Company, (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations, prospects or the trading in the Preferred Shares or the common shares of the Company, (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or
     (viii) any decline in either the Dow Jones Industrial Average (6,090.87 at the close of business on October 21, 1996) or the Standard and Poor's Index of

     500 Industrial Companies (709.85 at the close of business on October 21, 1996) by an amount in excess of 15% measured from the close of business on October 23, 1996;

          (d) after October 23, 1996, any tender or exchange offer with respect to the Preferred Shares (other than the Offer) or any other class of the Company's equity securities, or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

          (e) after October 23, 1996, any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries taken as a whole, which, in the sole judgment of the Company, is or may be materially adverse to the Company;

          (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the Company's outstanding common stock (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the Commission prior to October 23, 1996), (ii) any new group shall have been formed which beneficially owns more than 5% of the Company's outstanding common stock or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities;

          (g) the Monterey IPO shall not have been consummated; or

          (h) the Senior Note Repayment and the Senior Note Exchange shall not have been consummated;

and, in the sole judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, such event makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion; PROVIDED, HOWEVER, that the Exchange Act and the rules and regulations promulgated thereunder require that all conditions to the Offer, other than those relating to the receipt of certain necessary governmental approvals, must be satisfied or waived prior to the Expiration Date. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Preferred Shares will be final and binding on all parties.

SECTION 11.  PRICE RANGE OF THE PREFERRED SHARES; DIVIDENDS.

     The Preferred Shares are listed and traded on the NYSE. The following table sets forth, for each period shown, the high and low sales prices of the Preferred Shares as reported on the NYSE Composite Tape and the dividends paid per Preferred Share.

                                                               CASH DIVIDENDS
                                        HIGH       LOW       PER PREFERRED SHARE
                                        -----      ----      -------------------
1994:
     1st Quarter.....................     211/2     19              $0.35
     2nd Quarter.....................     20        17 3/4          $0.35
     3rd Quarter.....................     20        17 3/4          $0.35
     4th Quarter.....................     191/8     15 1/8          $0.35
1995:
     1st Quarter.....................     19        16 1/8          $0.35
     2nd Quarter.....................     191/2     18 1/4          $0.35
     3rd Quarter.....................     191/2     17 1/8          $0.35
     4th Quarter.....................     20        18              $0.35
1996:
     1st Quarter.....................     201/2     18 3/4          $0.35
     2nd Quarter.....................     217/8     19 7/8          $0.35
     3rd Quarter.....................     231/4     20              $0.35
     4th Quarter (through October 21,
     1996)...........................     231/2     22 5/8        *

------------

* The Company has declared the December 1996 Dividend to be paid on December 2, 1996 to holders of record as of the close of business on November 1, 1996.

     On October 21, 1996, the last trading day before the Company commenced the Offer, the closing sales price of the Preferred Shares as reported on the NYSE Composite Tape was $23 3/8 per Preferred Share, and on September 17, 1996, the last trading day before the Company announced its intention to pursue an offer for the Preferred Shares, the closing sales price of the Preferred Shares as reported on the NYSE Composite Tape was $22 1/8 per Preferred Share. Shareholders are urged to obtain a current market quotation for the Preferred Shares. As of October 15, 1996, the Company had issued and outstanding 5,000,000 Preferred Shares. As of October 15, 1996, there were approximately 1,047 record holders of the Preferred Shares.

     Holders of Preferred Shares are entitled to receive dividends at the annual rate of $1.40 ($0.35 per quarter) per Preferred Share, and no more, fully cumulative and payable in cash quarterly with respect to each calendar quarterly dividend period, on or before the last day of each March, June, September and December when, as and if declared by the Company's Board of Directors out of funds at the time legally available therefor. Certain of the Company's credit agreements and the indenture governing to the Debentures include covenants that restrict the Company's ability to pay dividends on capital stock. Other than with respect to such covenants and as may be imposed by Delaware law, there are no contractual or legal restrictions on the Company's present or future ability to pay such dividends, including under its Charter.

     The Company has declared the December 1996 Dividend to be paid on December 2, 1996 to holders of record as of the close of business on November 1, 1996. A tender of Preferred Shares pursuant to the Offer will not deprive a shareholder of his or her right to receive the December 1996 Dividend regardless of when such tender is made. Holders of Preferred Shares tendered into and purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods (or any portion thereof). The Company expects to pay the next regular quarterly dividend for outstanding Preferred Shares on March 3, 1997 to holders of record as of the close of business on a date to be determined by the Company's Board of Directors.

SECTION 12.  CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is engaged in the exploration, development and production of crude oil and natural gas in the continental and offshore United States and in certain international areas. After giving effect to the Transactions and the Proposed Spinoff as described above, the Company's domestic activities will be focused in two core areas: onshore in the Permian Basin in Texas and New Mexico and offshore in the Gulf of Mexico. The Company's international activities will be focused primarily in Indonesia and Argentina, with additional interests in certain other South American, African and Asian countries.

     The Company was incorporated in Delaware in 1971 as Santa Fe Natural Resources, Inc., a wholly owned subsidiary of a predecessor of Santa Fe Pacific Corporation ("SFP"). On January 8, 1990 Santa Fe Energy Company, which previously conducted a substantial portion of the Company's domestic exploration and development operations, merged into the Company. The Company thereafter changed its name to Santa Fe Energy Resources, Inc. On March 8, 1990, Company sold 11,700,000 previously unissued shares of Company Common Stock in initial public offerings. On December 4, 1990, SFP distributed all of the shares of Company Common Stock held by it to its shareholders. In May 1992, Adobe Resources Corporation was merged with and into the Company.

     The Company's principal executive offices are located at 1616 South Voss, Suite 1000, Houston, Texas 77057, and its telephone number is (713) 507-5000.

     For more information on the Company and on Monterey, see "Relationship Between the Company and Monterey."

SECTION 13.  SOURCE AND AMOUNT OF FUNDS.

     Assuming that the number of Preferred Shares purchased in the Offer equals the Amount Sought, the total amount required by the Company to purchase such Preferred Shares and pay related fees and expenses will be approximately $100 million. See Section 20. The Company anticipates that it will fund the purchase of Preferred Shares pursuant to the Offer and the payment of related fees and expenses from approximately $65 million of cash on hand and approximately $35 million of borrowings under the $150 million Company's New Facility to be entered into by the Company prior to the acceptance of Preferred Shares tendered for purchase. The Company has obtained a commitment from The Chase Manhattan Bank to provide the Company's New Facility, subject to certain conditions, including the approval of the Proposed Amendments.

SECTION 14.  TRANSACTIONS AND ARRANGEMENTS CONCERNING THE PREFERRED SHARES.

     The Preferred Shares were issued in connection with the Company's merger with Adobe Resources Corporation, in 1992.

     Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company listed in Section 18 or any of its subsidiaries, nor any associates of any of the foregoing, has effected any transactions in the Preferred Shares since August 26, 1996.

     Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers listed in Section 18, or any of the executive officers or directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding or proxies, consents or authorizations). As of October 21, 1996, neither the Company or any subsidiary or affiliate nor, to the Company's knowledge, any of their respective directors or executive officers, owns any of the Preferred Shares.

SECTION 15.  EXTENSION OF THE TENDER PERIOD; TERMINATION.

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in Section 10 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, or payment for, any Preferred Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Preferred Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Preferred Shares may be withdrawn as set forth in Section 8. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer, not accept for payment and not make payment for any Preferred Shares not theretofore accepted for payment or paid for upon the occurrence of any of the conditions specified in Section 10 by giving oral or written notice of such termination to the Depositary and making a public announcement thereof. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in Section 10 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Preferred Shares or by decreasing the number of Preferred Shares being sought in the Offer). Proposed amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that, as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. If (a) the Company (i) increases or decreases the price to be paid for Preferred Shares or (ii) decreases the number of Preferred Shares being sought and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

                               OTHER INFORMATION

SECTION 16.  CAPITALIZATION.

     The following table sets forth the historical capitalization of the Company on a consolidated basis as of September 30, 1996, and the adjustments thereto to give effect to (a) the Monterey IPO and the related Transactions and, separately, (b) the consummation of the Proposed Spinoff. The pro forma adjustments relating to the Monterey IPO and the related Transactions give effect to (i) the completion of the Offer assuming 4.1 million of Preferred Shares are tendered and purchased in the Offer, (ii) the completion of the Monterey IPO and the receipt of approximately $100 million of estimated net proceeds therefrom and application by Monterey of $72 million of such proceeds to repay Series E and F Company Senior Notes assumed by Monterey and (iii) the completion of the Senior Note Exchange; and the pro forma adjustments relating to the Proposed Spinoff give effect to (i) the Distribution, (ii) the conversion of all outstanding DECS at a conversion rate of 0.8474 shares of Company Common Stock per DECS and (iii) the conversion of all outstanding Preferred Shares (assuming 4.1 million Preferred Shares are tendered and purchased in the Offer) at a Conversion Rate of 1.785 shares of Company Common Stock per Preferred Share (assuming the market price of Company Common Stock is $14 per share); in each case as if such transactions had occurred on September 30, 1996. This table should be read in conjunction with the pro forma financial statements of the Company and the notes thereto included elsewhere in this Offer to Purchase.

                                                                   AS OF SEPTEMBER 30, 1996
                                           -------------------------------------------------------------------------
                                                                           PRO FORMA
                                                                             AFTER
                                                                            MONTEREY                       PRO FORMA
                                                                            IPO AND                          AFTER
                                            COMPANY        PRO FORMA        RELATED         PRO FORMA      PROPOSED
                                           HISTORICAL     ADJUSTMENTS     TRANSACTIONS     ADJUSTMENTS      SPINOFF
                                           ----------     -----------     ------------     -----------     ---------
                                                                     (MILLIONS OF DOLLARS)
SHORT-TERM DEBT:
  Series E Company Senior Notes.........    $    35.0       $ (35.0)(b)      $--             $              $ --
                                           ----------     -----------     ------------     -----------     ---------
LONG-TERM DEBT:
  Series F Company Senior Notes.........         35.0         (35.0)(b)      --                               --
  Series G Company Senior Notes.........        175.0        (175.0)(b)      --                               --
  11% Senior Subordinated Debentures....         99.4                          99.4                            99.4
  Company's New Credit Facility.........       --              35.0(d)         35.0                            35.0
  Monterey Senior Notes.................       --             175.0(b)        175.0           (175.0)(i)      --
                                                               16.0(a)
                                                              (16.0)(b)                          4.0(h)
  Monterey Credit Facility..............       --              30.0(c)         30.0            (34.0)(i)      --
                                           ----------     -----------     ------------     -----------     ---------
                                                309.4          30.0           339.4           (205.0)         134.4
                                           ----------     -----------     ------------     -----------     ---------
Convertible Preferred Stock.............         80.0         (65.3)(d)        14.7            (14.7)(g)      --
                                           ----------     -----------     ------------     -----------     ---------
SHAREHOLDERS' EQUITY:
  $.732 Series A Preferred Stock........         91.4                          91.4            (91.4)(f)      --
  Common Stock..........................          0.9                           0.9              0.1(f)         1.0
                                                               78.0(b)                         126.8(f)
  Paid-in capital.......................        505.4           1.3(e)        584.7             23.0(g)       734.5
                                                                                               (35.5)(f)
                                                              (34.7)(d)                         (8.3)(g)
                                                               (3.2)(b)                        (15.7)(h)
  Accumulated deficit...................       (120.3)         (0.9)(e)      (159.1)          (126.7)(i)     (345.3)
  Foreign currency translation
     adjustment.........................         (0.3)                         (0.3)                           (0.3)
                                           ----------     -----------     ------------     -----------     ---------
                                                477.1          40.5           517.6           (127.7)         389.9
                                           ----------     -----------     ------------     -----------     ---------
     Total Capitalization...............    $   901.5       $ (29.8)         $871.7          $(347.4)       $ 524.3
                                           ==========     ===========     ============     ===========     =========

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------

(a) Gives effect to $16.0 million of new borrowings under the Monterey Credit Facility by the Company prior to the Monterey IPO.

(b) Gives effect to (i) the Monterey IPO and the receipt of approximately $100 million of estimated net proceeds therefrom and the application by Monterey of (A) $72 million of such proceeds to repay the Series E and Series F Company Senior Notes assumed by Monterey and to pay a $2.5 million prepayment premium in connection therewith and (B) $16.0 million of such proceeds to repay indebtedness outstanding under the Monterey Credit Facility; (ii) the exchange of $175 million of Monterey Senior Notes for the $175 million principal amount of the Series G Company Senior Notes and the payment by Monterey of a $1.3 million consent fee in connection with such exchange; and (iii) the payment by the Company of $2.0 million in conjunction with the Consent Solicitation.

(c) Gives effect to $30.0 million of borrowings under the Monterey Credit Facility and the prepayment of the $30.0 million Production Payment. Monterey intends to prepay the Production Payment in full promptly following consummation of the Monterey IPO.

(d) Gives effect to the use of $35.0 million of new borrowings under the Company's New Facility and $65.0 million of cash on hand to purchase an estimated 4.1 million Preferred Shares in the Offer.

(e) Gives effect to the issuance of 0.1 million common shares upon the vesting of certain performance units as a result of the Monterey IPO.

(f) Gives effect to the issuance of 9.1 million common shares in exchange for the outstanding DECS at a conversion rate of 0.8474 shares of Company Common Stock per DECS.

(g) Gives effect to the issuance of 1.6 million common shares in exchange for the estimated 0.9 million Preferred Shares that will remain outstanding after the Offer.

(h) Gives effect to the payment by Monterey of $4.0 million in advisory fees and the payment by the Company of $1.0 million in expenses and a $13.1 million tax liability related to the Distribution.

(i) Gives effect to the Distribution.

SECTION 17. SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION AND OPERATING DATA.

     The following table sets forth, for the periods indicated, selected historical financial data and selected pro forma financial data for the Company. The selected historical balance sheet data, the selected historical income statement and cash flow data for the three years ended December 31, 1995 are derived from the audited consolidated financial statements of the Company. The selected historical financial data for the nine-month periods ended September 30, 1995 and September 30, 1996 are derived from the unaudited consolidated financial statements of the Company and the notes thereto and, in the opinion of management of the Company, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations and financial condition on a consolidated basis. The selected pro forma financial data for the Company set forth below is based on numerous assumptions and includes adjustments as explained in the notes hereto, giving effect to the Transactions and the Proposed Spinoff as if they had occurred on the date specified therein. All such selected historical and pro forma financial data should be read only in conjunction with such financial statements and notes thereto incorporated herein by reference. The following information should not be deemed indicative of future operating results for the Company.

     In the event that the Monterey IPO and the related Transactions are consummated, but the Proposed Spinoff is not consummated, the pro forma financial statements of the Company will look substantially similar to the Company's historical financial statements, with the addition of a minority interest to reflect the Monterey IPO, and a slightly lower interest expense to reflect the repayment in full of the $70 million aggregate principal amount of the Series E Company Senior Notes and the Series F Company Senior Notes.

                                                                                                   COMPANY
                                                COMPANY HISTORICAL                                HISTORICAL
                                       ------------------------------------                  --------------------
                                                                              PRO FORMA(A)                          PRO FORMA(A)
                                                       YEAR                   ------------       NINE MONTHS        -------------
                                                      ENDED                       YEAR              ENDED            NINE MONTHS
                                                   DECEMBER 31,                  ENDED          SEPTEMBER 30,           ENDED
                                       ------------------------------------   DECEMBER 31,   --------------------   SEPTEMBER 30,
                                         1993          1994         1995          1995         1995       1996          1996
                                       ---------   ------------   ---------   ------------   ---------  ---------   -------------
                                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues...........................  $   436.9     $  391.4     $   442.0      $230.7      $   319.4  $   399.1      $ 205.7
                                       ---------   ------------   ---------   ------------   ---------  ---------   -------------
  Costs and expenses:
    Production and operating.........      163.8        150.0         154.9        69.6          114.2      136.1(b)       59.4
    Oil and gas systems and
      pipelines......................        4.2       --            --          --             --         --           --
    Exploration, including dry hole
      costs..........................       31.0         20.4          23.4        21.1           17.7       16.9         15.7
    Depletion, depreciation and
      amortization...................      152.7        121.3         133.2       100.8           97.3      106.1         78.2
    Impairment of oil and gas
      properties(c)..................       99.3       --              30.2        30.2         --           10.4         10.4
    General and administrative.......       32.3         27.3          26.9        19.6           19.9       20.3         14.5
    Taxes (other than income)........       27.3         25.8          19.2        11.3           15.2       19.4         12.6
    Restructuring charges(d).........       38.6          7.0        --          --             --         --           --
    Loss (gain) on disposition of oil
      and gas properties.............        0.7         (8.6)          0.3         0.3            0.3        0.5          0.5
                                       ---------   ------------   ---------   ------------   ---------  ---------   -------------
                                           549.9        343.2         388.1       252.9          264.6      309.7        191.3
                                       ---------   ------------   ---------   ------------   ---------  ---------   -------------
Income (loss) from operations........     (113.0)        48.2          53.9       (22.2)          54.8       89.4         14.4
  Interest, net(e)...................      (32.4)       (21.1)        (16.0)        6.6          (21.7)     (23.7)        (7.1)
  Other income (expense).............       (4.8)        (4.0)         (1.6)       (1.0)          (0.7)      (0.7)        (0.7)
                                       ---------   ------------   ---------   ------------   ---------  ---------   -------------
  Income (loss) before income
    taxes............................     (150.2)        23.1          36.3       (16.6)          32.4       65.0          6.6
  Income tax expense (benefit).......       73.1         (6.0)         (9.7)        3.4          (14.2)     (18.5)         4.2
                                       ---------   ------------   ---------   ------------   ---------  ---------   -------------
Net income (loss)....................      (77.1)        17.1          26.6       (13.2)          18.2       46.5         10.8
Preferred dividend requirement.......       (7.0)       (11.7)        (14.8)     --              (11.1)     (11.1)      --
                                       ---------   ------------   ---------   ------------   ---------  ---------   -------------
Income (loss) to common..............  $   (84.1)    $    5.4     $    11.8      $(13.2)     $     7.1  $    35.4      $  10.8
                                       =========   ============   =========   ============   =========  =========   =============
Income (loss) to common per share....  $   (0.94)    $   0.06     $    0.13      $(0.13)     $    0.08  $    0.39      $  0.11
Average shares outstanding
  (millions).........................       89.7         89.9          90.2       100.8           90.2       90.6        101.2
CASH FLOW DATA:
  Net cash provided by operating
    activities.......................      160.2        124.5         174.5         N/A          140.9      183.1          N/A
  Capital expenditures...............      159.7        138.8         223.2       169.0          190.4      180.7        140.0
  Net cash used in investing
    activities.......................      121.4         57.7         160.8         N/A         (131.7)    (180.2)         N/A
  Net cash used in financing
    activities.......................      117.8         17.9          24.8         N/A           21.1        9.6          N/A
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Cash and cash equivalents..........        4.8         53.7          42.6         N/A           41.8       35.9          0.8
  Working capital (deficit)..........        6.5         31.2          49.7         N/A           15.8        9.0         (4.5)
  Properties and equipment, net......      832.7        843.0         889.5         N/A          925.7      952.2        573.2
  Total assets.......................    1,076.9      1,071.4       1,064.8         N/A        1,080.4    1,126.7        667.9
  Total debt.........................      449.7        354.3         344.4         N/A          344.4      344.4        134.4
  Shareholders' equity...............      323.6        423.3         437.7         N/A          432.8      477.1        389.9
OTHER FINANCIAL DATA:
  EBITDA(f)..........................      165.1        162.5         220.2       112.7          153.1      208.0        113.6
  Ratio of EBITDA to net interest
    expense(g).......................       3.6x         5.9x          6.8x       12.3x           5.7x       7.2x        10.0x
  Ratio of total debt to EBITDA(h)...       2.7x         2.2x          1.6x         N/A           1.7x       1.2x         0.9x

                                                   (FOOTNOTES ON FOLLOWING PAGE)

                                       23

  Ratio of earnings to combined fixed
    charges and preferred
    dividends(i).....................           (j)       1.0x         1.1x            (j)        1.2x       1.9x         1.3x
  Book value per share of common
    stock............................       3.60         4.70          4.85         N/A           4.79       5.26         3.85

------------

(a) Pro forma for the consummation of the Transactions and the Proposed Spinoff as if they had occurred on the first day of the applicable period, except for the balance sheet data which assumes such transactions had occurred the last day of the applicable period. See the Unaudited Pro Forma Condensed Financial Statements included herein.

(b) Includes $3.2 million attributable to losses incurred under the Company's hedging arrangements in respect of natural gas purchased by the Company as fuel for thermal EOR operations. All such arrangements terminated on or prior to June 30, 1996.

(c) Reflects a non-cash charge for the impairment of oil and gas properties.

(d) Reflects non-recurring charges in 1993 relating to implementation of the Company's restructuring program comprised of (i) losses on property dispositions of $27.8 million; (ii) long-term repayment penalties and interest of $8.6 million; and (iii) accruals for certain personnel benefits and related costs of $2.2 million. Reflects nonrecurring charges in 1994 relating to the Company's restructuring program of $7.0 million comprised of severance, benefits and relocation expenses.

(e) Historical amounts are net of capitalized interest of $4.3 million, $3.6 million and $5.8 million in the years 1993, 1994, and 1995, respectively, and $4.3 million and $3.7 million in the nine months ended September 30, 1995 and 1996, respectively. Pro forma amounts are net of capitalized interest of $5.1 million in the year 1995 and $2.8 million in the nine months ended September 30, 1996. Historical amounts include interest income in the years 1993, 1994 and 1995 of $9.1 million, $2.8 million and $10.7 million, respectively, and $2.0 million and $1.5 million in the nine months ended September 30, 1995 and 1996, respectively. Pro forma amounts include interest income of $10.7 million in the year 1995 and $1.5 million in the nine months ended September 30, 1996.

(f) EBITDA as presented herein is defined as the sum of income before provision for income taxes, interest, depreciation, depletion, amortization, impairments and certain non-cash charges including gains or losses on the disposition of properties. EBITDA, as presented herein, is used as a measure in the Company's New Facility and provides information regarding the Company's ability to service and incur debt. Because the Company's New Facility contains other financial measures, covenants and limitations (including mandatory principal repayments), EBITDA does not represent funds available for discretionary use. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Further, EBITDA, as presented herein, may not be comparable to similarly titled measures reported by other companies.

(g) EBITDA divided by interest expense (before deducting capitalized interest).

(h) The ratios for the nine-month periods are calculated using an annualized EBITDA.

(i) For the purpose of calculating such ratios, (i) earnings consist of income
    (loss) before income taxes plus fixed charges and (ii) fixed charges consist of interest expense (including amortization of deferred debt issuance costs), certain rental expenses and the amount of pre-tax earnings required to cover preferred stock dividend requirements.

(j) Earnings for the year ended December 31, 1993 were insufficient to cover combined fixed charges and preferred dividends by $166.0 million. Pro forma earnings for the year ended December 31, 1995 were insufficient to cover fixed charges by $21.7 million.

                            SELECTED OPERATING DATA

                                                   COMPANY                                  COMPANY HISTORICAL
                                                 HISTORICAL                                --------------------
                                       -------------------------------                                              PRO FORMA(A)
                                                                           PRO FORMA(A)        NINE MONTHS          -------------
                                                 YEAR ENDED                -------------          ENDED              NINE MONTHS
                                                DECEMBER 31,                YEAR ENDED        SEPTEMBER 30,             ENDED
                                       -------------------------------     DECEMBER 31,    --------------------     SEPTEMBER 30,
                                         1993       1994       1995            1995          1995       1996            1996
                                       ---------  ---------  ---------     -------------   ---------  ---------     -------------
OPERATING DATA:
Daily average production
  Crude oil and liquids (MBbls/d)....       66.7(b)      65.7      66.3         24.5            65.6       73.5          27.4
  Natural gas (MMcf/d)...............      165.4(b)     136.6     150.0        144.7           146.6      165.8         162.2
  Total production (MBOE/d)..........       94.3(b)      88.5      91.3         48.6            90.0      101.1          54.4
Average realized sales prices
  Crude oil and liquids ($/Bbls):
    Unhedged.........................      12.93      12.41      14.05         14.99           14.24      16.16         17.56
    Hedged...........................      12.93      12.41      14.15         15.27           14.41      15.50         16.20
  Natural gas ($/Mcf):
    Unhedged.........................       2.03       1.75       1.44          1.46            1.36       2.06          2.09
    Hedged...........................       1.89       1.73       1.43          1.45            1.36       1.73          1.75
Average costs and expenses per
  BOE (in dollars)
  Production and operating (c).......       4.76       4.65       4.65          3.92            4.65       4.88          3.98
  Exploration, including dry holes...       0.90       0.63       0.70          1.19            0.72       0.61          1.05
  Depletion, depreciation and
    amortization(d)(e)...............       4.44       3.76       3.96          5.61            3.96       3.83          5.24
  General and administrative(f)......       0.94       0.85       0.81          1.10            0.81       0.67          0.86
  Taxes (other than income)(g).......       0.79       0.80       0.58          0.63            0.62       0.70          0.84
  Interest expense, net (h)..........       1.30       1.08       0.93          0.44            0.89       0.85          0.47
Average production costs (including
  related production, severance and
  ad valorem taxes) per BOE (in
  dollars)...........................       5.39       5.30       5.15          4.48            5.20       5.50          4.64
Average finding cost per BOE (in
  dollars)...........................       4.40       3.61       4.18          5.72             N/A        N/A           N/A
Gross wells drilled..................        303        218        351           124             299        276            85

------------

(a) Pro forma for the consummation of the Transactions and the Proposed Spinoff as if they had occurred on the first day of the applicable period. See the Unaudited Pro Forma Financial Statements included herein.

(b) Includes production attributable to properties sold in the fourth quarter of 1993 of 4.1 MBbls/d of crude oil and liquids and 21.7 MMcf/d of natural gas (7.7 MBOE/d).

(c) Excluding related production, severance and ad valorem taxes.

(d) Historical amounts exclude the effect of impairments of producing oil and gas properties of $2.89 per BOE in 1993, $0.91 per BOE in 1995 and $0.38 per BOE in the first nine months of 1996. Pro forma amounts exclude the effect of such impairments of $1.70 per BOE in 1995 and $0.70 per BOE in the first nine months of 1996.

(e) Historical amounts exclude the effect of an unproved property writedown of $0.03 per BOE in 1995 and pro forma amounts exclude the effect of such writedown of $0.06 in 1995.

(f) Historical amounts exclude the effect of a charge with respect to the abandonment of an office lease of $0.06 per BOE in the first nine months of 1996 and pro forma amounts exclude $0.11 per BOE with respect to such charge in the first nine months of 1996.

(g) Includes production, severance and ad valorem taxes.

(h) Reflects interest expense less amounts capitalized and interest income. Historical amounts exclude the effects of (i) the benefit of a Federal income tax audit refund and revised tax sharing agreement with the Company's former parent of $0.36 per BOE in 1993; (ii) the benefit of adjustments to provisions made in prior periods with respect to interest on certain Federal income tax audit adjustments of $0.07 per BOE in 1994; (iii) the benefit of adjustments to provisions for potential state income tax obligations of $0.36 per BOE in 1994 and $0.15 per BOE in 1995; (iv) the benefit of an adjustment to certain financing costs recorded in a prior period of $0.05 per BOE in 1995; and (v) the benefit of a Federal income tax audit refunded of $0.25 per BOE in 1995. Pro forma amounts exclude the effects of (i) the benefit of adjustments to provisions for potential state income tax obligations of $0.28 per BOE in 1995; (ii) the benefit of an adjustment to certain financing costs recorded in a prior period of $0.08 per BOE in 1995; and (iii) the benefit of a Federal income tax audit refund of $0.47 per BOE in 1995.

SUMMARY OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves as of each of the periods indicated (excluding reserves attributable to the Western Division to be transferred to Monterey). At December 31, 1995, the Company (including the Western Division) had estimated proved reserves of 320 MMBOE. In connection with the Transactions, the Company will transfer the Western Division's properties to Monterey, which properties had estimated proved reserves at September 1, 1996, of 214 MMBOE. The estimates of proved reserves and present value of estimated future net cash flows have been prepared by Ryder Scott.

                                                  PRO FORMA
                                       -------------------------------
                                             AS OF DECEMBER 31,
                                       -------------------------------
                                         1993       1994       1995
                                       ---------  ---------  ---------
Proved reserves at year-end
     Crude oil and liquids
      (MMBbls).......................         64         67         79
     Natural gas (Bcf)...............        251        229        233
     Proved reserves (MMBOE).........        106        105        118
     Proved developed reserves
      (MMBOE)........................         83         83         95
Present value of estimated future net
  cash flows before income taxes
  (millions of dollars)..............      400.7      417.0      602.8
Average year-end sales prices(1):
     Oil ($/Barrel)..................      11.80      15.29      17.76
     Natural gas ($/Mcf).............       2.19       1.60       1.84
Reserve replacement ratio(2).........        151%       102%       174%
Reserve-to-production ratio (in
years)(3)............................        5.8        6.2        6.7

------------

(1) Pro forma average realized sales prices (unhedged) for the nine months ended September 30, 1996 were $17.56 per barrel and $2.09 per Mcf.

(2) The reserve replacement ratio is a percentage determined on a BOE basis by dividing the estimated reserves added during a year from exploitation, development and exploration activities, acquisitions of proved reserves and revisions of previous estimates, excluding property sales, by the oil and gas produced during that year.

(3) The reserve-to-production ratio is calculated on a BOE basis by dividing the total estimated proved reserves at year-end by the total production during the year.

SECTION 18.  MANAGEMENT.

DIRECTORS AND EXECUTIVE OFFICERS

     The current directors and executive officers of the Company and their ages (as of February 1, 1996) and positions are listed below.

                   NAME                AGE               POSITION
------------------------------------   --- -------------------------------------
*James L. Payne.....................   58  Chairman of the Board, President and
                                           Chief Executive Officer
*Hugh L. Boyt.......................   50  Senior Vice President -- Production
 Jerry L. Bridwell..................   52  Senior Vice President -- Exploration
                                           and Land
 Michael J. Rosinski................   50  Senior Vice President -- Marketing
                                           and Environmental
*R. Graham Whaling..................   41  Senior Vice President and Chief
                                           Financial Officer
 E. Everett Deschner................   55  Vice President -- Reservoir
                                           Engineering and Evaluation
*C. Ed Hall.........................   53  Vice President -- Public Affairs
 Charles G. Hain, Jr................   49  Vice President -- Human and Data
                                           Resources
 David L. Hicks.....................   46  Vice President -- Law and General
                                           Counsel
 John R. Womack.....................   57  Vice President -- Business
                                           Development
 Marc J. Shapiro....................   48  Director
 William E. Greehey.................   59  Director
*Robert F. Vagt.....................   48  Director
 Melvyn N. Klein....................   54  Director
 Allan V. Martini...................   68  Director
*Michael A. Morphy..................   63  Director
 Reuben F. Richards.................   66  Director
 Kathryn D. Wriston.................   56  Director
*Craig Huff.........................   31  Director

------------

* Four of the Company's directors (Messrs. Huff, Morphy, Vagt and Payne) and two of the Company's executive officers (Messrs. Boyt and Payne) will also be directors of Monterey. Messrs. Whaling and Hall are expected to resign as executive officers of the Company prior to the closing of the Monterey IPO. The Company has been advised by three of its directors (Messrs. Huff, Morphy and Vagt) that they will resign their positions as directors of the Company prior to or concurrently with the consummation of the Monterey IPO. Mr. Boyt has advised the Company that he intends to resign as a director of Monterey concurrently with the Proposed Spinoff.

     The business experience of the above officers and directors for the past five years is described below. Unless otherwise stated, all offices were held with Santa Fe Energy Company prior to its merger with the Company in 1990. Each executive officer holds office until his successor is elected or appointed or until his earlier death, resignation or removal.

     JAMES L. PAYNE has served as a director of the Company since 1986. Mr. Payne has been Chairman of the Board, President and Chief Executive Officer of the Company since June 1990. Mr. Payne was President of Santa Fe Energy Company, a predecessor in interest of the Company from January 1986 to January 1990 when he became President of the Company. From 1982 to January 1986 Mr. Payne was Senior Vice President -- Exploration and Land of Santa Fe Energy Company. Mr. Payne is also a director of Pool Energy Services Co. (oilfield services).

     HUGH L. BOYT has been Senior Vice President -- Production since March 1, 1990. From 1989 until March 1990, Mr. Boyt served as Corporate Production Manager.

     JERRY L. BRIDWELL has been Senior Vice President -- Exploration and Land since 1986.

     MICHAEL J. ROSINSKI has been Senior Vice President -- Marketing and Environmental since January 1996. From January 1995 until January 1996 Mr. Rosinski served as Senior Vice President -- Administration and from September 1992 until January 1995 he served as Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Rosinski was with Tenneco Inc. and its subsidiaries for 24 years. From 1990 until August 1992 he was Executive Director of Investor Relations.

     R. GRAHAM WHALING has been Senior Vice President and Chief Financial Officer since January 1995. Mr. Whaling was with First Boston Corporation from 1989 until he joined the Company. While with First Boston Corporation Mr. Whaling served in various capacities including Vice President, Corporate Finance from 1991 to 1994 and Director, Corporate Finance from 1994 to 1995.

     E. EVERETT DESCHNER has been Vice President -- Engineering and Evaluation since April 1990.

     C. ED HALL has been Vice President -- Public Affairs since March 1991.

     CHARLES G. HAIN, JR. has been Vice President -- Human and Data Resources since 1994 and was Vice President -- Employee Relations from 1988 until 1994.

     DAVID L. HICKS has been Vice President -- Law and General Counsel since March 1991.

     JOHN R. WOMACK has been Vice President -- Business Development since 1987.

     MARC J. SHAPIRO has served as a director since 1990. Mr. Shapiro has been Chairman and Chief Executive Officer of Texas Commerce Bank National Association ("Texas Commerce Bank") (banking) since 1987, and a member of the Management Committee of Chemical Banking Corporation since December 1991. Mr. Shapiro is also a director of Browning-Ferris Industries, Burlington Northern Santa Fe Corporation and a trustee of Weingarten Realty Investors.

     WILLIAM E. GREEHEY has been a director since 1991. Mr. Greehey has been Chairman of the Board and director of Valero Energy Corporation ("Valero") (refining and marketing, gas transmission and processing) since 1983. From 1983 to June 30, 1996, Mr. Greehey was also Chief Executive Officer of Valero. Mr. Greehey is also a director of Weatherford-Enterra.

     ROBERT F. VAGT has been a director since 1992. Mr. Vagt has been President and Chief Operating Officer of Seagull Energy Corporation since October 1996. Mr. Vagt was Chairman of the Board, President, Chief Executive Officer and director of Global Natural Resources, Inc. (oil and gas exploration and production) from May 1992 until October 1996; President and Chief Operating Officer of Adobe Resources Corporation ("Adobe") (oil and gas exploration and production) from November 1990 to May 1992; Executive Vice President of Adobe from August 1987 to October 1990; Senior Vice President of Adobe from October 1985 to August 1987.

     MELVYN N. KLEIN has been a director since 1993. Mr. Klein is Attorney and Counselor at Law; private investor; the sole stockholder of a general partner in GKH Partners, L.P. Mr. Klein is also a principal of Questor Management Company, and director of Anixter International, Bayou Steel Corporation (specialty steel manufacturer) and Savoy Pictures Entertainment, Inc. (distributor of motion pictures).

     ALLAN V. MARTINI has been a director since 1990. Mr. Martini has been Retired Vice President Exploration/Production and director of Chevron Corporation (petroleum operations) since August 1988. Mr. Martini served in that position from July 1986 until his retirement.

     MICHAEL A. MORPHY has been a director since 1990. For the past five years, Mr. Morphy has been the retired Chairman and Chief Executive Officer of California Portland Cement Company. Mr. Morphy is also a director of Cyprus Amax Minerals Co. and Santa Fe Pacific Pipelines, Inc.

     REUBEN F. RICHARDS has been a director since 1992. Mr. Richards has been Chairman of the Board, Terra Industries Inc. (agribusiness) since December 1982; Chief Executive Officer thereof from December 1982 to May 1991 and President thereof from July 1983 to May 1991; Chairman of the Board, Engelhard Corporation (specialty chemicals, engineered materials and precious metals management services) from May 1985 to December 1994 and director thereof since prior to 1990; Chairman of the Board, Minorco (U.S.A.) Inc. ("Minorco (USA)"), from May 1990 to March 1996 and Chief Executive Officer and

President from February 1994 to March 1996. Mr. Richards is also a director of Ecolab, Inc. (cleaning and sanitizing products), Engelhard Corporation, Potlatch Corporation (forest products), and Minorco.

     KATHRYN D. WRISTON has been a director since 1990. For the past five years, Ms. Wriston has been director of various corporations and organizations, including Northwestern Mutual Life Insurance Company and a Trustee of the Financial Accounting Foundation.

     CRAIG HUFF has been a director since 1996. Mr. Huff has been a partner in Ziff Brothers Investments since 1993. Prior to joining Ziff Brothers, Mr. Huff received a degree from the Harvard Business School in 1993.

SECTION 19.  RELATIONSHIP BETWEEN THE COMPANY AND MONTEREY.

     OWNERSHIP OF MONTEREY. The Company owns all of the currently outstanding Monterey Common Stock and after the Monterey IPO will own approximately 85% of the outstanding Monterey Common Stock (approximately 83% if the underwriters' over-allotment option is exercised in full). Through its ability to elect all directors of Monterey, the Company will control all matters affecting Monterey, including any determination with respect to acquisition or disposition of Monterey assets, future issuance of Monterey Common Stock or other securities of Monterey and any dividends payable on the Monterey Common Stock. The Company will also control Monterey's exploration, development, capital, operating and acquisition budgets.

     Pursuant to Rule 144 promulgated under the Securities Act, the Company may not, prior to the expiration in August 1998 of the two year holding period required by Rule 144, sell any of the Monterey Common Stock it owns without registration under the Securities Act.

     Monterey has agreed that upon the request of the Company, Monterey will register under the Securities Act and applicable state securities laws the sale of the shares of Monterey Common Stock owned by the Company which the Company requests to be registered.

     PROPOSED SPINOFF. The Company has announced that after the consummation of the Transactions, it intends to distribute pro rata to its common stockholders all of the shares of Monterey Common Stock that it owns by means of a tax-free distribution. The Company's final determination to effect the Distribution will require a declaration of the Distribution by the Company's Board of Directors. Such declaration is not expected to be made until certain conditions, many of which are beyond the control of the Company, are satisfied, including; (i) receipt by the Company of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the Distribution; (ii) approval of such Distribution by the Company's stockholders; and (iii) the absence of any future change in market or economic conditions (including developments in the capital markets), or the Company's or Monterey's business and financial condition that causes the Company's Board of Directors to conclude that the Distribution is not in the best interest of the Company's stockholders. Prior to the Distribution the Company intends to redeem or convert its outstanding shares of DECS. The Company does not expect the Distribution to occur prior to June 1997. The Offer and the Transactions are not conditioned upon a favorable tax ruling or the outcome of the proposed vote of the Company's stockholders.

     Monterey has agreed to indemnify the Company if at any time during the one-year period after the Proposed Spinoff is effected, Monterey takes certain actions the effects of which result in the Proposed Spinoff being taxable to the Company or, if certain legislation is enacted and is applicable to the Proposed Spinoff, such longer period as is required under such legislation for the Proposed Spinoff to be tax-free to the Company (the "Restricted Period"). See
" -- Contractual Arrangements -- Spinoff Tax Indemnity Agreement."

     CONTRACTUAL ARRANGEMENTS

     SPINOFF TAX INDEMNITY AGREEMENT. To protect the Company from Federal and state income taxes, penalties, interest and additions to tax that would be incurred by it if the Proposed Spinoff by the Company were determined to be a taxable event, the Company and Monterey will enter into the Agreement Concerning Taxes and Tax Indemnification Upon Spinoff (the "Spinoff Tax Indemnity Agreement") pursuant to which Monterey will agree to indemnify the Company with respect to tax liabilities resulting primarily from actions taken by Monterey at any time during the Restricted Period. Monterey has also agreed that, unless it obtains an opinion of counsel or a supplemental ruling from the Internal Revenue Service that such action will not adversely affect the qualification of the Proposed Spinoff as tax-free, Monterey will not merge or consolidate with another corporation, liquidate or partially liquidate, sell or transfer all or substantially all of its assets or redeem or otherwise repurchase any of its stock or issue additional shares of Monterey's capital stock except pursuant to employee benefit or compensation plans during such Restricted Period.

     Monterey has retained the right to contest, at its expense, any determination by taxing authorities that the Proposed Spinoff has failed to qualify as tax-free by reason of an action by Monterey; PROVIDED, HOWEVER, that if, either at the commencement or during the course of any proceeding challenging the tax-free nature of the Proposed Spinoff, Monterey is or becomes unable to pay the indemnified amounts if the taxing authorities were successful and Monterey fails to furnish a guarantee or performance bond satisfactory to the Company in an amount equal to the indemnified liability being asserted by the taxing authority, the Company may assume the defense of any such challenge, at Monterey's expense, and may compromise, concede or settle the taxing authorities' claim. The Company's assumption of the conduct of such defense would not relieve Monterey of its financial responsibility to the Company under this agreement. The indemnity agreement will apply if the Proposed Spinoff occurs prior to December 31, 1997.

     CONTRIBUTION AGREEMENT. Pursuant to the Contribution Agreement, the Company will contribute to Monterey substantially all of the assets and properties of the Western Division, subject to retention by the Company of (i) the Production Payment, (ii) the surface rights to the Olinda Property and (iii) the Company's interests in various properties that are burdened by an overriding royalty interest held by a royalty trust formed by the Company in 1992 (the "Excluded Assets"). The Production Payment represents in the aggregate approximately 20% of 1995 net sales proceeds from the Midway-Sunset field and the annual amortization thereof represents 7% of such net sales proceeds. The effective date of the asset contribution effected pursuant to the Contribution Agreement is expected to be November 1, 1996. Except as set forth in the Contribution Agreement, the Company is not making any representation or warranty (including any representation or warranty of title, merchantability or fitness for a particular purpose) to Monterey as to the assets, business or liabilities contributed to or assumed by Monterey pursuant to the Contribution Agreement. All such assets will be contributed to Monterey in their present condition. The Company is not making any representation or warranty to Monterey as to consents or approvals required to transfer such assets to Monterey or as to the legal sufficiency of any assignment, document or instrument delivered or filed to convey title to any properties contributed to Monterey. In addition, Monterey will assume the liabilities and obligations associated with the Western Division, even if attributable to periods prior to the contribution date, including the $245 million of indebtedness in respect of the Company Senior Notes and interest thereon from and after October 1, 1996, and Monterey will agree to release the Company from any liability or contribution obligation in respect of the Monterey Credit Facility. Pursuant to the Contribution Agreement,
(a) Monterey will assume, and agree to indemnify and hold harmless the Company from and against all liabilities and obligations of the Company relating to the contributed assets and properties, even if attributable to periods prior to the contribution date, including (i) any litigation pending or threatened as of the consummation of the Monterey IPO or that arises in the future and involves any costs incurred after the consummation of the Monterey IPO, (ii) environmental liabilities, including any costs or expenses incurred after the consummation of the Monterey IPO at any of the OII Site, the Santa Fe Springs Site and the Eastside Site, and (iii) any costs or liabilities that may arise after the consummation of the Monterey IPO that are attributable to any property or interest therein located in California and formerly owned or operated by the Western Division or its predecessors (other than the Excluded Assets); and (b) the Company will agree to indemnify and hold Monterey harmless from and against any costs or liabilities relating to assets or operations of the Company (whether or not currently owned or operated by the Company) to the extent not attributable to the Western Division (other than the Excluded Assets). The Company is retaining the surface rights to the Olinda Property because the property is currently under contract for sale to a third party. The contract provides for the Company to receive a purchase price of $15.5 million in cash together with a $5.5 million and a $3.5 million note, both of which are secured by a first lien on the property. Pursuant to the Contribution Agreement, Monterey is obligated to purchase such notes from the Company at face value after the close of the sale and will be required to incur approximately $3.5 million in site improvement costs. If the sale of the Olinda Property has not been consummated by August 1, 1997, Monterey is obligated, under the terms of the Contribution Agreement, to purchase, and the Company is obligated to sell, such surface rights for $23 million in cash. Monterey does not believe that the Company's retention or subsequent sale and development of the surface of the Olinda Property will have a material effect on Monterey's ongoing operations on such property. Upon the execution and delivery of the Contribution Agreement, Monterey and the Company intend to file deeds, bills of sale and specific conveyances in the appropriate real property records of California to reflect the contribution and conveyance to Monterey of the real property interests effected pursuant to the Contribution Agreement.

     SERVICES AGREEMENT. The Company provides various administrative and financial services to
Monterey, including administration of certain employee benefit plans, access to telecommunications, corporate legal assistance and certain other corporate staff and support services. Concurrently with the closing of the Monterey IPO, the Company and Monterey intend to enter into a Corporate Services Agreement to formalize this existing arrangement. The agreement is intended to be flexible (for example, on short notice Monterey may take responsibility for some or all of the services currently being provided by the Company) and may be easily terminated by either party on 30 days' notice. As a result, no assurance is given that this service arrangement will be maintained for any specific period in the future. Whether the Company continues to provide some or all of these services will depend on many factors, including the continuing agreement of the parties on the appropriate amounts of compensation and reimbursement, the ability of Monterey to provide the services for itself and the continued willingness of the Company to provide the services. The agreement provides that Monterey will pay the Company a monthly fee for certain listed services at specified rates. The total monthly fee for all listed services is $120,000. Because the Services Agreement was not the result of arm's-length negotiations, costs charged thereunder may exceed costs otherwise available from an unaffiliated third party. The Services Agreement is terminable by either party on 30 days' notice and payments to the Company thereunder are expected to decline as Monterey assumes full responsibility during 1997 for each of the services covered by such agreement.

     TAX ALLOCATION AGREEMENT. After consummation of the Monterey IPO, Monterey will continue to be included in the consolidated Federal income tax return filed by the Company as the common parent for itself and its subsidiaries. Consistent therewith and pursuant to the Tax Allocation Agreement, Monterey has agreed to pay the Company an amount approximating the Federal income tax liability and state and local tax liability it would have paid if it and its subsidiaries were a separate consolidated group. This amount will be payable regardless of whether the Company consolidated group, as a whole, has any current Federal, state or local tax liability. In determining amounts payable to the Company in accordance with the foregoing formula, Monterey and its subsidiaries may only take into account their carryforwards of losses and credits to reduce amounts they would otherwise owe if they were a separate consolidated group. Accordingly, there are circumstances in which Monterey and its subsidiaries may receive no compensation for the current use of their carryforwards of losses or credits by other members of the Company group. If Monterey or its subsidiaries cease to be members of the Company consolidated group, the Tax Allocation Agreement will continue to apply to prior periods, and additional payments to the Company could be required if there is an audit or similar adjustment subsequently made that impacts the computation of amounts to be paid to the Company as described above. In addition, if Monterey and its subsidiaries cease to be members of the Company consolidated group, they would forfeit any future rights to compensation or credit from the Company for the utilization of their carryforwards by members of the Company group.

     REGISTRATION RIGHTS AND INDEMNIFICATION AGREEMENT. Concurrently with the consummation of the Monterey IPO, Monterey will enter into a Registration Rights and Indemnification Agreement with the Company pursuant to which the Company has the right to require Monterey to effect three registrations under the Securities Act of all or any part of the shares of Monterey Common Stock owned by the Company and to bear the expenses of such registration. No such registration may be required by the Company prior to the expiration of the 180-day period following the date of the Monterey prospectus. In addition, the

Registration Rights and Indemnification Agreement gives the Company the right to include its shares of Monterey Common Stock in any registration of shares of Common Stock initiated by Monterey following the Monterey IPO. The Registration Rights and Indemnification Agreement also contains provisions whereby the Company and Monterey agree to indemnify each other and their respective subsidiaries as well as their respective directors, officers, employees, agents and representatives for certain costs and liabilities relating to violations of Federal and state securities laws in connection with the Monterey IPO, the Proposed Spinoff or any such registration of shares of Monterey Common Stock owned by the Company.

     ASSUMPTION BY MONTEREY OF HOURLY RETIREMENT PLANS. The Company sponsors two retirement plans covering union employees (the "Hourly Plans"). One Hourly Plan provides benefits that are based on a stated amount for each year of service. The Company annually contributes amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. The second Hourly Plan is a defined contribution plan whereby the Company matches employee contributions up to $.60 per hour worked. Employees may make unmatched supplemental contributions of up to an additional $1.50 per hour worked. Prior to or concurrently with consummation of the Monterey IPO, Monterey will assume sponsorship of the Hourly Plans from the Company.

     EMPLOYMENT AGREEMENTS. In connection with the Transactions, Monterey will enter into employment agreements with the following individuals who will serve as executive officers of Monterey: R. Graham Whaling, David B. Kilpatrick, Jeffrey B. Williams, C. Ed Hall, Lou E. Shuflin and Terry L. Anderson. Under the terms of such contracts, Mr. Whaling's annual salary will be $325,000 with a potential bonus of 100% of such amount, Mr. Kilpatrick's annual salary will be $210,000 with a potential bonus of 80% of such amount. Mr. Williams' annual salary will be $160,000 with a potential bonus of 70% of such amount, Mr. Hall's annual salary will be $125,000 with a potential bonus of 50% of such amount, Mr. Shuflin's annual salary will be $147,000 with a potential bonus of 50% of such amount and Mr. Anderson's annual salary will be $130,000 with a potential bonus of 50% of such amount.

     CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES. The nature of the respective businesses of the Company and Monterey is such as to give rise to conflicts of interest between the two companies. Conflicts could arise, for example, with respect to allocation of capital, dividends, incurrence of indebtedness, tax matters, financial commitments, registration rights, administration of benefit plans, service arrangements, potential acquisitions of businesses or oil and gas properties, the issuance of additional shares of voting securities or the election of directors.

     Monterey will own all of the Company's oil and gas properties in California, except for the Company's interests in certain properties being retained by the Company, including the Production Payment (which will be canceled upon the satisfaction of amounts due thereunder). Monterey has advised the Company that it does not currently intend to engage in the exploration and production of natural gas, natural gas liquids or hard minerals outside of California. Circumstances may arise in the future, however, that would cause Monterey to engage in the exploration and production of oil and gas in competition with the Company. Although the Company will control all matters affecting Monterey (through its ability to elect all the directors of Monterey) until the consummation of the Proposed Spinoff, there are no restrictions, contractual or otherwise, on Monterey's engaging in such activities prior to or after the consummation of the Proposed Spinoff. Accordingly, if Monterey changes its current strategy, or makes an acquisition, it may compete with the Company.

     Monterey and the Company and its affiliates have in the past entered into intercompany transactions and agreements incident to their respective businesses, and, in addition to the Transactions, Monterey and the Company may be expected to enter into transactions and agreements from time to time in the future. The Company intends that the terms of any future transactions and agreements between Monterey and the Company will be on terms at least as favorable to the Company as it could obtain from third parties.

                                 MISCELLANEOUS

SECTION 20.  FEES AND EXPENSES.

     The Company has retained First Chicago Trust Company of New York as Depositary, D.F. King & Co., Inc. as Information Agent and Lehman Brothers Inc. as Dealer Manager in connection with the Offer. The Information Agent and Dealer Manager will assist shareholders who request assistance in connection with the Offer and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Company has agreed to pay the Dealer Manager, upon acceptance for payment of Preferred Shares pursuant to the Offer, a fee of $0.15 per Preferred Share purchased in the Offer. The Dealer Manager will also be reimbursed by the Company for its reasonable out-of-pocket expenses, including attorneys' fees. The Dealer Manager has rendered, is currently rendering and is expected to continue to render various investment banking and other advisory services to the Company. It has received, and will continue to receive, customary compensation from the Company for such services. The Depositary and Information Agent will receive reasonable and customary compensation for their services in connection with the Offer and will also be reimbursed for reasonable out-of-pocket expenses, including attorneys' fees. The Company has agreed to indemnify the Depositary, Information Agent and Dealer Manager against certain liabilities in connection with the Offer, including certain liabilities under the Federal securities laws. Neither the Depositary nor the Information Agent has been retained to make solicitations, and none of the Depositary, Information Agent or Dealer Manager has been retained to make recommendations, in their respective roles as Depositary, Information Agent and Dealer Manager.

     The Company will pay to a Soliciting Dealer (as defined herein) a solicitation fee of $0.20 per Preferred Share for any Preferred Shares tendered, accepted for payment and paid for pursuant to the Offer. For purposes of this
Section 20, "Soliciting Dealer" includes (i) any broker or dealer in securities, including the Dealer Manager in its capacity as a broker or dealer, who is a member of any national securities exchange or of the NASD, (ii) any foreign broker or dealer not eligible for membership in the NASD who agrees to conform to the NASD's Conduct Rules in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (iii) any bank or trust company, any one of whom has solicited and obtained a tender pursuant to the Offer. No such fee shall be payable to a Soliciting Dealer in respect of Preferred Shares registered in the name of such Soliciting Dealer unless (i) such Preferred Shares are held by such Soliciting Dealer as nominee and such Preferred Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers) or (ii) such Preferred Shares are being tendered for the benefit of the Soliciting Dealer and such Soliciting Dealer certifies on the Letter of Transmittal or on the Notice of Solicited Tenders that such Preferred Shares was acquired by the Soliciting Dealer (x) after the announcement of the Offer, (y) at a price not in excess of the Purchase Price and (z) from a holder solicited by the Soliciting Dealer. For purposes of clause (z), "solicited"shall mean direct contact (other than the mailing of the tender offer materials) with the holder relating to the tender of Preferred Shares beneficially owned by the holder that resulted in the purchase by the Soliciting Dealer of such Preferred Shares. No such fee shall be payable to a Soliciting Dealer with respect to the tender of Preferred Shares by a holder unless the Letter of Transmittal accompanying such tender designates such Soliciting Dealer as such in the box captioned "Solicited Tenders" or the Notice of Solicited Tenders accompanying such tender designates such Soliciting Dealer. No such fee shall be payable to the Soliciting Dealer with respect to the tender of Preferred Shares by the holder of record, for the benefit of the beneficial owner, unless the beneficial owner has designated such Soliciting Dealer. No such fee shall be payable to a Soliciting Dealer unless the Soliciting Dealer returns a Notice of Solicited Tenders to the Depositary within five business days after the Expiration Date. No such fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Company, the Depositary, the Information Agent or the Dealer Manager for purposes of the Offer.

     The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Preferred Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Assuming all Preferred Shares up to the Amount Sought are tendered pursuant to the Offer, it is estimated that the expenses incurred by the Company in connection with the Offer will be approximately as set forth below. The Company will be responsible for paying all such expenses.

Dealer Manager's fees................  $    675,000
Solicitation fees....................       900,000
Printing and mailing fees............        75,000
Filing fees..........................        22,050
Legal, accounting and miscellaneous
fees.................................       200,000
                                       ------------
     Total...........................  $  1,872,050
                                       ============

SECTION 21.  MISCELLANEOUS.

     The Offer is not being made to, nor will the Company accept tenders from, owners of Preferred Shares in any jurisdiction in which the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Preferred Shares would not be in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Preferred Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Preferred Shares residing in such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by Lehman Brothers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                        Santa Fe Energy Resources, Inc.

October 22, 1996

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                        SANTA FE ENERGY RESOURCES, INC.
             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                   (IN MILLIONS OF DOLLARS, EXCEPT AS NOTED)

                                                          NINE MONTHS ENDED SEPTEMBER 30, 1996
                                        -------------------------------------------------------------------------
                                                                        PRO FORMA
                                                                          AFTER
                                                                         MONTEREY                       PRO FORMA
                                                                         IPO AND                          AFTER
                                                        PRO FORMA        RELATED         PRO FORMA      PROPOSED
                                        HISTORICAL     ADJUSTMENTS     TRANSACTIONS     ADJUSTMENTS     SPINOFF(A)
                                        ----------     -----------     ------------     -----------     ---------
Revenues.............................     $399.1          --              $399.1          $(193.4)(f)    $ 205.7
                                        ----------     -----------     ------------     -----------     ---------
Costs and Expenses
     Production and operating........      136.1          --               136.1            (76.7)(f)       59.4
     Exploration, including dry hole
       costs.........................       16.9          --                16.9             (1.2)(f)       15.7
     Depletion, depreciation &
       amortization..................      106.1          --               106.1            (27.9)(f)       78.2
     Impairment of oil and gas
       properties....................       10.4          --                10.4           --               10.4
     General and administrative......       20.3            1.0(b)          21.3             (6.8)(f)       14.5
     Taxes (other than income).......       19.4          --                19.4             (6.8)(f)       12.6
     Loss on disposition of assets...        0.5          --                 0.5           --                0.5
                                        ----------     -----------     ------------     -----------     ---------
                                           309.7            1.0            310.7           (119.4)         191.3
                                        ----------     -----------     ------------     -----------     ---------
Income from Operations...............       89.4           (1.0)            88.4            (74.0)          14.4
     Interest, net...................      (23.7)           2.0(c)         (21.7)            14.6(f)        (7.1)
     Other income (expense)..........       (0.7)         --                (0.7)          --               (0.7)
                                        ----------     -----------     ------------     -----------     ---------
Income Before Income Taxes...........       65.0            1.0             66.0            (59.4)           6.6
     Income tax expense..............      (18.5)          (0.3)(g)        (18.8)            23.0(g)         4.2
     Minority interest in Monterey
       Resources.....................      --              (5.4)(d)         (5.4)             5.4(f)       --
                                        ----------     -----------     ------------     -----------     ---------
Net income (Loss)....................       46.5           (4.7)            41.8            (31.0)          10.8
     Preferred dividend
       requirement...................      (11.1)           4.3(e)          (6.8)             6.8(h)       --
                                        ----------     -----------     ------------     -----------     ---------
Earnings (Loss)......................     $ 35.4          $(0.4)          $ 35.0          $ (24.2)       $  10.8
                                        ==========     ===========     ============     ===========     =========
Earnings per share (in dollars)......     $ 0.39                          $ 0.39                         $  0.11
                                        ==========                     ============                     =========
Average shares outstanding
  (millions).........................       90.6                            90.6             10.7(i)       101.3
                                        ==========                     ============     ===========     =========

                        SANTA FE ENERGY RESOURCES, INC.
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1996
                            (IN MILLIONS OF DOLLARS)

                                                                       PRO FORMA
                                                                         AFTER
                                                                        MONTEREY                       PRO FORMA
                                                                        IPO AND                          AFTER
                                                      PRO FORMA         RELATED        PRO FORMA       PROPOSED
                                       HISTORICAL    ADJUSTMENTS      TRANSACTIONS    ADJUSTMENTS       SPINOFF
                                       ----------    -----------      ------------    -----------      ---------
ASSETS
     Current Assets:                                   $  16.0(a)
                                                           8.6(b)
                                                          30.0(c)                      $   (14.1)(h)
     Cash and cash equivalents.......  $     35.9        (65.0)(d)     $     25.5          (10.6)(i)    $   0.8
     Accounts receivable.............        92.0                            92.0          (40.4)(i)       51.6
     Other current assets............        32.7                            32.7           (2.8)(i)       29.9
                                       ----------                     ------------                     ---------
                                            160.6                           150.2                          82.3
                                       ----------                     ------------                     ---------
Properties and Equipment, at cost:
     Oil and gas (successful efforts
       accounting)...................     2,496.3                         2,496.3       (1,004.9)(i)    1,491.4
Other................................        40.0                            40.0          (21.2)(i)       18.8
                                       ----------                     ------------                     ---------
                                          2,536.3                         2,536.3                       1,510.2
     Accumulated depletion,
       depreciation, amortization and
       impairment....................    (1,584.1)                       (1,584.1)         647.1(i)      (937.0)
                                       ----------                     ------------                     ---------
                                            952.2                           952.2                         573.2
                                       ----------                     ------------                     ---------
Other Assets.........................        13.9                            13.9           (1.5)(i)       12.4
                                       ----------    -----------      ------------    -----------      ---------
                                       $  1,126.7      $ (10.4)        $  1,116.3      $  (448.4)       $ 667.9
                                       ==========    ===========      ============    ===========      =========
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
     Accounts payable................  $     79.2                      $     79.2      $   (21.1)(i)    $  58.1
     Current portion of long-term
       debt..........................        35.0      $ (35.0)(b)        --                              --
     Other current liabilities.......        37.4         (0.4)(e)           37.0           (8.3)(i)       28.7
                                       ----------                     ------------                     ---------
                                            151.6                           116.2                          86.8
                                       ----------                     ------------                     ---------
                                                          16.0(a)
                                                         (51.0)(b)
                                                          30.0(c)                            4.0(h)
Long-term Debt.......................       309.4         35.0(d)           339.4         (209.0)(i)      134.4
                                       ----------                     ------------                     ---------
Long-Term Obligations................        32.6                            32.6           (4.1)(i)       28.5
                                       ----------                     ------------                     ---------
                                                                                            (1.8)(h)
Deferred Income Taxes................        76.0         (0.8)(b)           75.2          (45.1)(i)       28.3
                                       ----------                     ------------                     ---------
                                                                                            (0.6)(h)
Minority Interest in Monterey
  Resources..........................      --             20.6(b)            20.6          (20.0)(i)      --
                                       ----------                     ------------                     ---------
Convertible Preferred Stock..........        80.0        (65.3)(d)           14.7          (14.7)(g)      --
                                       ----------                     ------------                     ---------
Shareholders' Equity:
     $.732 Series A preferred
       stock.........................        91.4                            91.4          (91.4)(f)      --
     Common stock....................         0.9                             0.9            0.1(f)         1.0
                                                          78.0(b)                          126.8(f)
     Paid-in capital.................       505.4          1.3(e)           584.7           23.0(g)       734.5
                                                                                           (35.5)(f)
                                                         (34.7)(d)                          (8.3)(g)
                                                          (3.2)(b)                         (15.7)(h)
     Accumulated deficit.............      (120.3)        (0.9)(e)         (159.1)        (126.7)(i)     (345.3)
     Foreign currency transaction
       adjustment....................        (0.3)                           (0.3)                         (0.3)
                                       ----------                     ------------                     ---------
                                            477.1                           517.6                         389.9
                                       ----------    -----------      ------------    -----------      ---------
                                       $  1,126.7      $ (10.4)        $  1,116.3      $  (448.4)       $ 667.9
                                       ==========    ===========      ============    ===========      =========

                        SANTA FE ENERGY RESOURCES, INC.
             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED DECEMBER 31, 1995
                                        -------------------------------------------------------------------------
                                                                        PRO FORMA
                                                                          AFTER                         PRO FORMA
                                                                       MONTEREY IPO                       AFTER
                                                        PRO FORMA      AND RELATED       PRO FORMA      PROPOSED
                                        HISTORICAL     ADJUSTMENTS     TRANSACTIONS     ADJUSTMENTS     SPINOFF(A)
                                        ----------     -----------     ------------     -----------     ---------
Revenues.............................     $442.0          --             $  442.0         $(211.3)(f)    $ 230.7
                                        ----------     -----------     ------------     -----------     ---------
Costs and Expenses
     Production and operating........      154.9          --                154.9           (85.3)(f)       69.6
     Exploration, including dry hole
       costs.........................       23.4          --                 23.4            (2.3)(f)       21.1
     Depletion, depreciation &
       amortization..................      133.2          --                133.2           (32.4)(f)      100.8
     Impairment of oil and gas
       properties....................       30.2          --                 30.2          --               30.2
     General and administrative......       26.9            1.7(b)           28.6            (9.0)(f)       19.6
     Taxes (other than income).......       19.2          --                 19.2            (7.9)(f)       11.3
     Loss on disposition of assets...        0.3          --                  0.3          --                0.3
                                        ----------     -----------     ------------     -----------     ---------
                                           388.1            1.7             389.8          (136.9)         252.9
                                        ----------     -----------     ------------     -----------     ---------
Income from Operations...............       53.9           (1.7)             52.2           (74.4)         (22.2)
Interest, net........................      (16.0)           2.6(c)          (13.4)           20.0(f)         6.6
     Other income (expense)..........       (1.6)         --                 (1.6)            0.6(f)        (1.0)
                                        ----------     -----------     ------------     -----------     ---------
Income Before Income Taxes...........       36.3            0.9              37.2           (53.8)         (16.6)
     Income tax expense..............       (9.7)          (0.2)(g)          (9.9)           13.3(g)         3.4
     Minority interest in Monterey
       Resources.....................      --              (4.9)(d)          (4.9)            4.9(f)       --
                                        ----------     -----------     ------------     -----------     ---------
Net income (Loss)....................       26.6           (4.2)             22.4           (35.6)         (13.2)
     Preferred dividend
       requirement...................      (14.8)           5.7(e)           (9.1)            9.1(h)       --
                                        ----------     -----------     ------------     -----------     ---------
     Earnings (loss).................     $ 11.8          $ 1.5          $   13.3         $ (26.5)       $ (13.2)
                                        ==========     ===========     ============     ===========     =========
     Earnings per share (in
       dollars)......................     $ 0.13                         $   0.15                        $ (0.13)
                                        ==========                     ============                     =========
     Average shares outstanding
       (millions)....................       90.2                             90.2            10.7(i)       100.9
                                        ==========                     ============     ===========     =========

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION

     The unaudited pro forma condensed statements of operations of Santa Fe Energy Resources, Inc. (the "Company") for the nine months ended September 30, 1996 and the year ended December 31, 1995, and the unaudited pro forma condensed balance sheet as of September 30, 1996 (collectively the "Pro Forma Financial Statements") have been prepared from the historical financial statements of the Company. The Pro Forma Financial Statements are based on numerous assumptions and include the adjustments as explained in Note 2 below. The unaudited pro forma condensed statements of operations for the nine months ended September 30, 1996 and the year ended December 31, 1995 have been prepared as if the transactions described below had occurred as of January 1, 1995. The unaudited pro forma condensed balance sheet has been prepared as if the transactions described below had occurred as of September 30, 1996.

     On September 18, 1996, the Company announced its intention to separate its oil and gas operations located in the western United States (the "Western Division") from its other domestic and international operations located in the central United States, the Gulf of Mexico and abroad. The initial phase of the separation will involve (i) the contribution of substantially all of the assets and operations of the Western Division to Monterey Resources, Inc.
("Monterey"), a newly-formed, wholly owned subsidiary of the Company, and the assumption by Monterey of all the liabilities and obligations associated with the Western Division, including $245 million of indebtedness in respect of the Company Senior Notes (as defined below; such contribution and assumption being referred to herein as the "Transfer") and (ii) the initial public offering
(the "Monterey IPO") of approximately 15% of the common stock of Monterey (the "Monterey Common Stock") (17% if the underwriters' over-allotment options are exercised in full). On September 18, 1996, Monterey filed a registration statement with the Securities and Exchange Commission (the "Commission") relating to the proposed Monterey IPO. The second phase of the separation would involve a pro rata distribution by the Company to its common stockholders of the Company's remaining ownership interest in Monterey by means of a tax-free distribution (the "Distribution" and collectively with the Transfer and the Monterey IPO, the "Proposed Spinoff").

     In connection with the Transfer, the Monterey IPO and the Offer, the following transactions will occur: (a) the Company and Monterey will enter into a contribution and conveyance agreement (the "Contribution Agreement"), pursuant to which, among other things, the Transfer will occur, resulting in (i) substantially all of the assets and operations of the Western Division being contributed to Monterey, subject to the retention by the Company of a production payment (the "Production Payment") in an aggregate amount of $30 million with respect to certain properties in the Midway-Sunset field, which Production Payment will be prepayable in whole or in part without penalty by Monterey at any time or from time to time (and which Monterey intends to prepay promptly following the Monterey IPO); and (ii) Monterey assuming all obligations and liabilities of the Company associated with the assets and properties of the Western Division, including $245 million of indebtedness in respect of the Company's 10.23% Series E Notes due 1997, 10.27% Series F Notes due 1998, 10.61% Series G Notes due 2005 (the "Series E Company Senior Notes", "Series F
Company Senior Notes" and "Series G Company Senior Notes", respectively, and the "Company Senior Notes", collectively) (the "Debt Assumption"); (b)
Monterey will (i) use a portion of the net proceeds from the Monterey IPO to repay in full the $70 million aggregate principal amount of the Series E Company Senior Notes and Series F Company Senior Notes and accrued and unpaid interest thereon and to pay a prepayment premium of approximately $2.5 million thereon (the "Senior Note Repayment") and (ii) issue $175 million in aggregate principal amount of its 10.61% Senior Notes due 2005 (the "Monterey Senior Notes") to holders of the Series G Company Senior Notes in exchange for cancellation and surrender of such notes, and Monterey will pay a $1.3 million consent fee in connection therewith (the "Senior Note Exchange," and together with the Debt Assumption and the Senior Note Repayment, the "Senior Note Refinancing"); (c)(i) the Company and Monterey will enter into a new $75 million revolving credit facility with a group of banks (the "Monterey Credit Facility") and the Company is expected to borrow approximately $16 million thereunder, which will be assumed by Monterey in accordance with the Contribution Agreement, and (ii) upon consummation of the Monterey IPO, Monterey will repay all such indebtedness outstanding under the Monterey Credit Facility with a portion of the net proceeds from the Monterey IPO and the Company will cease to be an obligor under the Monterey Credit Facility; (d) the Company will enter into a new $150 million bank credit facility (the "Company's New Facility") and use an estimated $100 million (comprised of $65 million of cash on hand and $35 million of borrowings under the Company's New Facility and assuming 4.1 million shares are tendered and purchased pursuant to the Offer) to pay the Purchase Price of Preferred Shares to be purchased pursuant to the Offer and (e) the Company and Monterey will enter into certain intercompany agreements regarding corporate services, taxes, indemnification and certain other matters as more fully described under " -- Relationship Between the Company and Monterey." The transactions described above, including, without limitation, the transactions to be effected pursuant to the agreements referred to in clause (e) of the preceding sentence, together with the Consent Solicitation and the Offer, are referred to herein collectively as the "Transactions."

     The pro forma adjustments relating to the Monterey IPO and related Transactions give effect to (i) the completion of the Offer (assuming the number of Preferred Shares purchased in the Offer equals the Amount Sought), (ii) the completion of the Monterey IPO and the receipt of approximately $100 million of estimated net proceeds therefrom and the application by Monterey of $72 million of such proceeds to repay the Series E and Series F Company Senior Notes assumed by Monterey and (iii) the completion of the Senior Note Exchange; and the pro forma adjustments relating to the Proposed Spinoff give effect to (i) the Distribution, (ii) the conversion of all outstanding shares of the Company's $.732 Series A Convertible Preferred Stock ("DECS") at a conversion rate of
0.8474 shares of Company Common Stock per DECS and (iii) the conversion of all outstanding Preferred Shares (assuming 4.1 million Preferred Shares are tendered and purchased in the Offer equals the Amount Sought) at a Conversion Ratio of
1.785 shares of Company Common Stock per Preferred Share (assuming the market price of Company Common Stock is $14 per share).

     The Pro Forma Financial Statements do not reflect the proposed sale of the Olinda Property by the Company. If the sale is completed in its present form, the Company would receive total proceeds of approximately $24 million and would recognize a pre-tax gain of approximately $12 million.

(2)  PRO FORMA ADJUSTMENTS

     UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED
     SEPTEMBER 30, 1996 AND THE YEAR ENDED DECEMBER 31, 1995

     (a) The unaudited pro forma condensed statement of operations does not reflect the following nonrecurring charges which are directly related to the Transactions: (i) a $2.5 million ($1.5 million after tax) prepayment premium in connection with the retirement of the Series E Company Senior Notes and the Series F Company Senior Notes, (ii) a $1.3 million ($0.8 million after tax) consent fee in connection with the assumption of the Series G Company Senior Notes by Monterey, and
          (iii) $2.0 million ($1.2 million after tax) in Consent Payments. Pro forma earnings per share do not reflect the effect of premiums paid with respect to the Offer, the conversion of outstanding Preferred Shares not purchased in the Offer and the conversion of the DECS, since such charges are nonrecurring.

     (b) To reflect the estimated incremental direct and indirect general and administrative expenses associated with the operations of Monterey as a stand alone entity. This estimate includes additional salaries and benefits, investor reporting and communications, annual costs of computer hardware and telecommunications systems, annual computer software licenses and maintenance, separate insurance and other costs.

     (c) Gives effect to (i) the reduction in interest expense due to the retirement of the Series E Company Senior Notes and the Series F Company Senior Notes ($5.4 million for the nine months ended September 30, 1996, and $7.2 million for the year ended December 31, 1995) and
          (ii) the increase in interest expense related to the $35 million in new borrowings under the Company's New

          Facility ($1.8 million for the nine months ended September 30, 1996 and $2.5 million for the year ended December 31, 1995).

     (d) Gives effect to the minority shareholders' interest in the earnings of Monterey that is attributable to the ownership by the public of approximately 15% of Monterey's stock following the Monterey IPO.

     (e) Gives effect to the reduction in preferred dividends due to the purchase of 4.1 million Preferred Shares in the Offer.

     (f)  Gives effect to the Distribution.

     (g)  Gives effect to the income tax effects of the pro forma adjustments.

     (h) Gives effect to the reduction in preferred dividends due to the issuance of 1.6 million shares of common stock in exchange for the remaining 0.9 million outstanding Preferred Shares and the issuance of
          9.1 million shares of common stock in exchange for the 10.7 million outstanding shares of DECS.

     (i) Gives effect to the issuance of 1.6 million shares of common stock in exchange for the 0.9 million Preferred Shares outstanding after the Offer and the issuance of 9.1 million shares of common stock in exchange for the 10.7 million outstanding shares of DECS.

     UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AT SEPTEMBER 30, 1996

     (a) Gives effect to $16.0 million of new borrowings under the Monterey Credit Facility.

     (b) Gives effect to the Monterey IPO and the use of a portion of the proceeds to (i) retire the Series E Company Senior Notes, the Series F Company Senior Notes and $16.0 million outstanding under the Monterey Credit Facility and (ii) pay a $2.5 million prepayment premium in connection with the retirement of the Series E Company Senior Notes and Series F Company Senior Notes, a $1.3 million consent fee in connection with the assumption of the Series G Company Senior Notes by Monterey and $2.0 million in Consent Payments.

     (c) Gives effect to $30.0 million of borrowings under the Monterey Credit Facility and the repayment of the $30.0 million Production Payment. Monterey intends to prepay the Production Payment in full promptly following consummation of the Monterey IPO.

     (d) Gives effect to the use of $35 million of new borrowings under the Company's New Facility and $65.0 million cash on hand to purchase 4.1 million Preferred Shares in the Offer.

     (e) Gives effect to the issuance of 0.1 million shares of common stock upon the vesting of certain performance units as a result to the Monterey IPO.

     (f) Gives effect to the issuance of 9.1 million shares of common stock in exchange for the 10.7 million outstanding shares of DECS.

     (g) Gives effect to the issuance of 1.6 million shares of common stock in exchange for the 0.9 million Preferred Shares that are estimated to remain outstanding after the Offer.

     (h) Gives effect to the payment by Monterey of $4.0 million in advisory fees and the payment by the Company of $1.0 million in expenses and a $13.1 million tax liability related to the Distribution.

     (i)  Gives effect to the Distribution.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Preferred Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

                                    BY MAIL:
                               Tenders & Exchanges
                          P.O. Box 2569-Suite 4660-SFER
                             Jersey City, New Jersey
                                   07303-2569

      BY FACSIMILE TRANSMISSION:              BY HAND OR OVERNIGHT COURIER:
            (201) 222-4720                         Tenders & Exchanges
                  or                         14 Wall Street, Suite 4680-SFER
            (201) 222-4721                              8th Floor
   (for Eligible Institutions Only)              New York, New York 10005

                         FACSIMILE CONFIRMATIONS ONLY:

                                 (201) 222-4707

      Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or Dealer Manager, and such copies will be furnished promptly at the Company's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                      The Dealer Manager for the Offer is:

                              LEHMAN BROTHERS INC.

                          Three World Financial Center
                                200 Vesey Street
                               New York, NY 10285
                                 (800) 438-3242
                          Attention: Roy D. Henriksson

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                77 Water Street
                               New York, NY 10005
                           (800) 290-6429 (Toll-Free)

                                                                  EXHIBIT (a)(2)

                             LETTER OF TRANSMITTAL
                                  TO ACCOMPANY
                     SHARES OF CONVERTIBLE PREFERRED STOCK,
                    7% SERIES, PAR VALUE $0.01 PER SHARE OF

                        SANTA FE ENERGY RESOURCES, INC.

               TENDERED PURSUANT TO THE OFFER TO PURCHASE, DATED
                  OCTOBER 22, 1996, FOR UP TO 4,500,000 SHARES
                AT PURCHASE PRICE OF $24.50 PER PREFERRED SHARE

   THE OFFER PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 19, 1996, UNLESS THE OFFER IS EXTENDED.

            TO: FIRST CHICAGO TRUST COMPANY OF NEW YORK, DEPOSITARY

                 BY MAIL:                      BY HAND OR OVERNIGHT COURIER:
           Tenders & Exchanges                      Tenders & Exchanges
      P.O. Box 2569-Suite 4660-SFER              14 Wall Street, 8th Floor
         Jersey City, New Jersey                      Suite 4680-SFER
                07303-2569                        New York, New York 10005

------------------------------------------------------------------------------------------------------------
                    DESCRIPTION OF PREFERRED SHARES TENDERED
                                SEE INSTRUCTIONS
------------------------------------------------------------------------------------------------------------
                                                                             PREFERRED SHARES TENDERED
        NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)                  (ATTACH ADDITIONAL SIGNED LIST IF
(PLEASE FILL IN EXACTLY AS NAME(S) APPEAR(S) ON CERTIFICATE(S))                      NECESSARY)
------------------------------------------------------------------------------------------------------------
                                                                                               NUMBER OF
                                                                                           PREFERRED SHARES          NUMBER OF
                                                                           CERTIFICATE      REPRESENTED BY       PREFERRED SHARES
                                                                           NUMBER(S)*       CERTIFICATE(S)*         TENDERED**
                                                                        ------------------------------------     -----------------

                                                                        ------------------------------------     -----------------

                                                                        ------------------------------------     -----------------

                                                                        ------------------------------------     -----------------
                                                                        ------------------------------------     -----------------
                                                                               TOTAL PREFERRED SHARES
------------------------------------------------------------------------------------------------------------    ------------------
   * NEED NOT BE COMPLETED BY SHAREHOLDERS DELIVERING PREFERRED SHARES BY BOOK-ENTRY TRANSFER.
  ** UNLESS OTHERWISE INDICATED, IT WILL BE ASSUMED THAT ALL PREFERRED SHARES REPRESENTED BY CERTIFICATES DELIVERED
     TO THE DEPOSITARY ARE BEING TENDERED. SEE INSTRUCTION 4.
-------------------------------------------------------------------------------------------------------------------

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     DO NOT SEND ANY CERTIFICATES TO LEHMAN BROTHERS, TO D.F. KING & CO., INC. OR TO THE COMPANY.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

     This Letter of Transmittal can be used only if (a) certificates for Preferred Shares (as defined below) are to be delivered with it or (b) Preferred Shares are being delivered concurrently by book-entry transfer to the account maintained by the Depositary at The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") as set forth under "The Offer -- Procedure for Tendering Preferred Shares" in the Offer to Purchase (as defined below).

     Shareholders who cannot deliver the certificates for their Preferred Shares to the Depositary prior to the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedure for book-entry transfer on a timely basis, or who cannot deliver a Letter of Transmittal and all other required documents to the Depositary prior to the Expiration Date, in any such case, must tender their Preferred Shares pursuant to the guaranteed delivery procedure set forth under "The Offer -- Procedure for Tendering Preferred Shares" in the Offer to Purchase. See Instruction 2. The name(s) and address(es) of the registered holder(s) should be printed below, if they are not already printed below, exactly as they appear on the Preferred Shares tendered herewith. The number of Preferred Shares that the registered holder(s) wish(es) to tender should be indicated in the appropriate boxes below.

               (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTION ONLY)

[ ] CHECK HERE IF TENDERED PREFERRED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY'S ACCOUNT AT ONE OF THE BOOK-ENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:

     Name of Tendering Institution........................................
     CHECK BOX OF BOOK-ENTRY TRANSFER FACILITY:
     [ ] The Depository Trust Company
     [ ] Philadelphia Depository Trust Company
     Account No...........................................................
     Transaction Code No..................................................

[ ] CHECK HERE IF TENDERED PREFERRED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

     Name(s) of Tendering Shareholder(s):.................................
     Date of Execution of Notice of Guaranteed Delivery...................
     Name of Institution which Guaranteed Delivery........................
     If delivery is by book-entry transfer:
     Name of Tendering Institution:.......................................
     CHECK BOX OF BOOK-ENTRY TRANSFER FACILITY:
     [ ] The Depository Trust Company
     [ ] Philadelphia Depository Trust Company
     Account Number.......................................................
     Transaction Code Number..............................................

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), the above-described Preferred Shares, par value $0.01 per share (the "Preferred Shares"), pursuant to the Company's offer to purchase at a price of $24.50 per Preferred Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 1996 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). The Company will purchase all Preferred Shares validly tendered and not withdrawn up to the 4,500,000 Preferred Shares sought upon the terms and subject to the conditions of the Offer, including provisions relating to proration. Preferred Shares not purchased because of proration will be returned. See "The Offer -- Expiration Date; Extension; Proration, and -- Certain Conditions of the Offer" in the Offer to Purchase.

     Subject to, and effective upon, acceptance for payment of and payment for the Preferred Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to all the Preferred Shares that are being tendered hereby, or orders the registration of such Preferred Shares delivered by book-entry transfer, that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Preferred Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

          (a) deliver certificates for such Preferred Shares, or transfer ownership of such Preferred Shares on the account books maintained by any of the Book-Entry Transfer Facilities, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price with respect to such Preferred Shares; (b) present certificates for such Preferred Shares for registration and transfer on the books of the Company; and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Preferred Shares, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants that:

          (a) the undersigned has full power and authority to tender, sell, assign and transfer the Preferred Shares tendered hereby;

          (b) when and to the extent the Company accepts the Preferred Shares for purchase, the Company will acquire good, marketable and unencumbered title to the Preferred Shares, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim;

          (c) on request, the undersigned will execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Preferred Shares tendered hereby; and

          (d) the undersigned has read and agrees to all the terms of the Offer. The undersigned understands that tenders of Preferred Shares pursuant to any one of the procedures described under "The Offer -- Procedure of Tendering Preferred Shares" in the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Preferred Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Preferred Shares complies with Rule 14e-4. The Company's acceptance for payment of Preferred Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     All authority herein conferred, or agreed to be conferred, shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

     The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may not be required to accept for payment any of the Preferred Shares tendered herewith. In either event, the undersigned understands that certificates for any Preferred Shares not tendered or not purchased will be returned to the undersigned.

     Unless otherwise indicated under "Special Payment Instructions", please issue the check for the Purchase Price and/or return or issue the certificates(s) evidencing any Preferred Shares not tendered, not accepted for payment or for which payment is not made in the name(s) of the registered holder(s) appearing under "Description of Preferred Shares Tendered."
Similarly, unless otherwise indicated under "Special Delivery Instructions", please mail the check for the Purchase Price and/or the receipt(s) evidencing any Preferred Shares not tendered, not accepted for payment or for which payment is not made (and accompanying documents, as appropriate) to the address of the registered holder(s) appearing under "Description of Preferred Shares Tendered." In the event that both the "Special Delivery Instructions"
and "Special Payment Instructions" are completed, please issue the check for the Purchase Price and/or issue or return the receipt(s) evidencing any Preferred Shares not tendered, not accepted for payment or for which payment is not made in the names(s) of, and deliver said check and/or receipt(s) to, the person or persons so indicated. In the case of book-entry delivery of Preferred Shares, please credit the account maintained at the Book-Entry Transfer Facility indicated above with any Preferred Shares not accepted for payment or for which payment is not made. The undersigned recognizes that the Company has no obligation pursuant to the "Special Payment Instructions" to transfer any Preferred Shares from the name(s) of the registered holder(s) thereof if the Company does not accept for payment or make payment for any of the Preferred Shares so tendered.
---------------------------------------------------------------------------
                        SPECIAL PAYMENT INSTRUCTIONS
                    (SEE INSTRUCTIONS 1, 4, 5, 6 AND 7)
           To be completed ONLY if the check for the aggregate
           Purchase Price of Preferred Shares purchased and/or certificates for Preferred Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

           Issue  [ ] check and/or
                  [ ] certificates to:

           Name..................................................
                               (PLEASE PRINT)

           Address...............................................

           ......................................................

           ......................................................
                             (INCLUDE ZIP CODE)

           ......................................................
                (TAX IDENTIFICATION OR SOCIAL SECURITY NO.)
---------------------------------------------------------------------------
                       SPECIAL DELIVERY INSTRUCTIONS
                       (SEE INSTRUCTIONS 4, 5 AND 7)

           To be completed ONLY if the check for the aggregate Purchase Price of Preferred Shares purchased and/or certificates for Preferred Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's name.
           Issue  [ ] check and/or
                  [ ] certificates to:
           Name..................................................
                               (PLEASE PRINT)
           Address...............................................
           ......................................................
           ......................................................
                             (INCLUDE ZIP CODE)

---------------------------------------------------------------------------

                                SOLICITED TENDERS
                               (SEE INSTRUCTION 9)

      The Company will pay to any Soliciting Dealer, as defined in Instruction 9, a solicitation fee of $0.20 per Preferred Share, for each Preferred Share tendered, accepted for payment and paid for pursuant to the Offer.

      The undersigned represents that the Soliciting Dealer which solicited and obtained this tender is:

Name of Firm:_____________________________________________________________
                                 (PLEASE PRINT)
Name of Individual Broker or Financial Consultant:
Identification Number (if known):_________________________________________

Address:__________________________________________________________________
                               (INCLUDE ZIP CODE)

      The following to be completed ONLY if customer's Preferred Shares held in nominee name are tendered.

NAME OF BENEFICIAL OWNER                     NUMBER OF PREFERRED SHARES TENDERED
                      (ATTACH ADDITIONAL LIST IF NECESSARY)

      The acceptance of compensation by such Soliciting Dealer will constitute a representation by it that: (i) it has complied with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, in connection with such solicitations; (ii) it is entitled to such compensation for such solicitation under the terms and conditions of the Offer to Purchase; (iii) in soliciting tenders of Preferred Shares, it has used no soliciting materials other than those furnished by the Company; and (iv) if it is a foreign broker or dealer not eligible for membership in the National Association of Securities Dealers, Inc. (the "NASD"), it has agreed to conform to the NASD's Conduct Rules in making solicitations to the same extent as though it were an NASD member.

      The payment of compensation to any Soliciting Dealer is dependent on such Soliciting Dealer returning a Notice of Solicited Tenders to the Depositary.

      SOLICITING DEALERS SEEKING PAYMENT OF A FEE FOR PREFERRED SHARES BENEFICIALLY OWNED BY SUCH SOLICITING DEALER MUST COMPLETE THE CERTIFICATION BELOW.
--------------------------------------------------------------------------------
                  CERTIFICATION BY TENDERING SOLICITING DEALERS
                               (SEE INSTRUCTION 9)

      The undersigned Soliciting Dealer hereby certifies that the Preferred Shares tendered hereby were acquired by the Soliciting Dealer (x) after the announcement of the Offer, (y) at a price not in excess of the Purchase Price (as defined herein) and (z) from a holder solicited by the Soliciting Dealer. For purposes of clause (z), "solicited" shall mean direct contact (other than the mailing of the tender offer materials) with the holder relating to the tender of Preferred Shares beneficially owned by the holder that resulted in the purchase by the Soliciting Dealer of such Preferred Shares.

_____________________________________
NAME OF SOLICITING DEALER

By:__________________________________
     NAME:
     TITLE:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    SIGN HERE
                           (SEE INSTRUCTIONS 1 AND 5)
                 PLEASE COMPLETE SUBSTITUTE FORM W-9 BELOW)               SIGN
                                                                          HERE

 X ......................................................................

 X ......................................................................
                            SIGNATURE(S) OF OWNER(S)

 Name(s): ...............................................................

 Capacity (Full Title): .................................................
                                 (PLEASE PRINT)

 Address: ...............................................................

 ........................................................................
                               (INCLUDE ZIP CODE)

 Area Code and Telephone Number: ........................................

 Tax Identification or Social Security No.: .............................

 DATED:..................................................................

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Preferred Share Certificate(s) or on a security position listing or be person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the necessary information. See Instruction 5.)

                            GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED -- SEE INSTRUCTIONS 1 AND 5)

 Authorized Signature: ..................................................

 Name: ..................................................................

 Name of Firm: ..........................................................

 Address: ...............................................................

 ........................................................................
                               (INCLUDE ZIP CODE)

 Area Code and Telephone Number: ........................................

 Dated: .................................................................
-------------------------------------------------------------------------------

NOTE:  REMAINDER OF THIS LETTER OF TRANSMITTAL MUST BE
       COMPLETED BY SIGNING THE SUBSTITUTE FORM W-9 BELOW.

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.  GUARANTEE OF SIGNATURES

     Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm which is an "Eligible Institution"
(as defined in the Offer to Purchase). Signatures on this Letter of Transmittal need not be guaranteed if (a) this Letter of Transmittal is signed by the registered owner of the Preferred Shares (which term, for purposes of this document, shall include any participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Preferred Shares) tendered herewith and such holder(s) has not completed either of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on this Letter of Transmittal or (b) such Preferred Shares are tendered for the account of an Eligible Institution. See Instruction 5.

2.  DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES

     This Letter of Transmittal is to be used only if (a) certificates for Preferred Shares are to be forwarded herewith or (b) delivery of Preferred Shares are to be made by book-entry transfer pursuant to the procedures set forth in Section 7 of the Offer to Purchase. Certificates for all physically delivered Preferred Shares or a confirmation of a book-entry transfer of all Preferred Shares delivered electronically into the Depositary's account at one of the Book-Entry Transfer Facilities, together in each case with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message (as defined below)), and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the front page of this Letter of Transmittal by the Expiration Date (as defined in the Offer to Purchase). Delivery of documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

     Shareholders who cannot deliver the certificates for their Preferred Shares to the Depositary prior to the Expiration Date or who cannot complete the procedure for book-entry transfer on a timely basis or who cannot deliver a Letter of Transmittal and all other required documents to the Depositary by the Expiration Date must tender their Preferred Shares pursuant to the guaranteed delivery procedure set forth in Section 7 of the Offer to Purchase. Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company must be received (by hand, mail or facsimile transmission) by the Depositary by the Expiration Date and (c) the certificates for all physically delivered Preferred Shares, in proper form for transfer (or a confirmation of a book-entry transfer of such Preferred Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any required signature guarantees (or in the case of book-entry transfer, an Agent's Message) and any other documents required by this Letter of Transmittal, must be received by the Depositary within five New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in Section 7 of the Offer to Purchase.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of book-entry transfer, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Preferred Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF PREFERRED SHARES, THIS LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS MADE BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     No alternative, conditional, or contingent tenders will be accepted, and no fractional Preferred Shares will be purchased. By executing this Letter of Transmittal (or facsimile thereof), each tendering shareholder waives any right to receive any notice of the acceptance of such shareholder's tender.

3.  INADEQUATE SPACE

     If the space provided in the box captioned "Description of Preferred Shares Tendered" is inadequate, the certificate numbers and/or the number of Preferred Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.  PARTIAL TENDERS AND UNPURCHASED PREFERRED SHARES

     Partial tenders are not applicable to shareholders who deliver Preferred Shares by book-entry transfer. If fewer than all the Preferred Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Preferred Shares that are to be tendered in the box entitled "Number of Preferred Shares Tendered." If such Preferred Shares are purchased, a new certificate for the remainder of the Preferred Shares represented by the old certificate will be sent to and in the name of the registered holder(s) (unless otherwise provided by such holder(s) having completed either of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on this Letter of Transmittal) as promptly as practicable following the expiration or termination of the Offer. All Preferred Shares represented by the certificate(s) listed and delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

5.  SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS

     a. If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares tendered herewith, the signature(s) must correspond with the name(s) as written on the face of the certificate without any change whatsoever.

     b. If any of the Preferred Shares tendered herewith are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

     c. If any of the Preferred Shares tendered herewith are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

     d. If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares tendered herewith, no endorsements of certificates or separate stock powers are required unless payment is to be made, and/or the certificates for Preferred Shares not tendered or not purchased are to be issued, in the name(s) of any person(s) other than the registered holder(s). If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Preferred Shares tendered herewith, however, the certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Preferred Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

     e. If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

6.  STOCK TRANSFER TAXES

     The Company will pay any stock transfer taxes with respect to the transfer and sale of Preferred Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or if certificates for Preferred Shares not tendered or accepted for purchase are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

7.  SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS

     If the check for the Purchase Price of any Preferred Shares purchased is to be issued to, or any Preferred Shares not tendered or not purchased is to be returned in the name of, a person other than the person(s) signing this Letter of Transmittal or if the check or any certificates for Preferred Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown in the box entitled
"Description of Preferred Shares Tendered" , the boxes entitled "Special
Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

8.  LOST, STOLEN OR DESTROYED CERTIFICATES

     Any shareholder whose certificates have been lost, stolen or destroyed should contact the Transfer Agent, First Chicago Trust Company of New York, at
(201) 324-1644 or at the address shown on this Letter of Transmittal for special instructions.

9.  SOLICITED TENDERS

     The Company will pay to a Soliciting Dealer (as defined herein) a solicitation fee of $0.20 per Preferred Share, for any Preferred Shares tendered, accepted for payment and paid for pursuant to the Offer. For purposes of this Instruction 9, "Soliciting Dealer" includes (i) any broker or dealer in securities, including the Dealer Manager in its capacity as a dealer or broker, who is a member of any national securities exchange or of the NASD, (ii) any foreign broker or dealer not eligible for membership in the NASD who agrees to conform to the NASD's Conduct Rules in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (iii) any bank or trust company, any one of whom has solicited and obtained a tender pursuant to the Offer. No such fee shall be payable to a Soliciting Dealer in respect of Preferred Shares registered in the name of such Soliciting Dealer unless (i) such Preferred Shares are held by such Soliciting Dealer as nominee and such Preferred Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers) or (ii) such Preferred Shares are being tendered for the benefit of the Soliciting Dealer and such Soliciting Dealer certifies on the Letter of Transmittal or on the Notice of Solicited Tenders that such Preferred Shares were acquired by the Soliciting Dealer (x) after the announcement of the Offer, (y) at a price not in excess of the Purchase Price and (z) from a holder solicited by the Soliciting Dealer. For purposes of clause (z), "solicited"shall mean direct contact (other than the mailing of the tender offer materials) with the holder relating to the tender of Preferred Shares beneficially owned by the holder that resulted in the purchase by the Soliciting Dealer of such Preferred Shares. No such fee shall be payable to a Soliciting Dealer with respect to the tender of Preferred Shares by a holder unless the Letter of Transmittal accompanying such tender designates such Soliciting Dealer as such in the box captioned "Solicited Tenders" or the Notice of Solicited Tenders accompanying such tender designates such Soliciting Dealer. No such fee shall be payable to a Soliciting Dealer with respect to the tender of Preferred Shares by the holder of record, for the benefit of the beneficial owner, unless the beneficial owner has designated such Soliciting Dealer. No such fee shall be payable to a Soliciting Dealer unless the Soliciting Dealer returns a Notice of Solicited Tenders to the Depositary within five (5) business days after expiration of the Offer. No such fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Company, the Depositary or the Dealer Manager for purposes of the Offer.

10.  FEDERAL INCOME TAX WITHHOLDING

     Except as provided below under "Important Tax Information", each tendering shareholder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on Substitute Form W-9, which is provided under "Important Tax Information" below. Failure to provide the information on the form may subject the tendering shareholder to a $50 penalty and 31% Federal backup withholding tax may be imposed on the payments made to the shareholder or other payee with respect to Preferred Shares purchased pursuant to the Offer. For further information concerning backup withholding and instructions for completing the Substitute Form W-9, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9."

11.  WITHHOLDING ON FOREIGN SHAREHOLDERS

     The Depositary will withhold federal income tax equal to 30% of the gross payments payable to a foreign shareholder unless the Depositary determines that a reduced rate of withholding or an exemption from withholding is applicable. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (iii) any estate or trust, the income of which is subject to United States federal income taxation regardless of the source of such income. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to the shareholder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding unless facts and circumstances indicate that reliance is not warranted. A foreign shareholder who has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such shareholder may be eligible should consider doing so in order to avoid over-withholding. A foreign shareholder may be eligible to obtain a refund of tax withheld if such shareholder meets one of the two tests for capital gain or loss treatment described in Section 4 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax was due.

12.  IRREGULARITIES

     All questions as to the number of Preferred Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Preferred Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Preferred Shares. No tender of Preferred Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Dealer Manager, the Depositary, the Information Agent nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give such notice.

13.  REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES

     Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Information Agent or Dealer Manager at their respective addresses or telephone numbers set forth below.

     IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES FOR PREFERRED SHARES OR CONFIRMATION OF BOOK-ENTRY TRANSFER OF PREFERRED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR A NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE APPLICABLE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE).

                           IMPORTANT TAX INFORMATION

     Under U.S. federal income tax law, a shareholder whose tendered Preferred Shares are accepted for payment is required to provide the Depositary with such shareholder's correct TIN on Substitute Form W-9 below. If the Depositary is not provided with the correct TIN, the Internal Revenue Service may subject the shareholder or other payee to a $50 penalty. In addition, payments that are made to such shareholder or other payee with respect to Preferred Shares purchased pursuant to the Offer may be subject to 31% backup withholding.

     Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements and should indicate their status by writing "exempt" across the face of the Substitute Form W-9. In order for a foreign individual to qualify as an exempt recipient, the shareholder must submit a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any such payments made to the shareholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     The box in Part 2 of the Substitute Form W-9 may be checked if the tendering shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 2 is checked, the shareholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below Part 2 in order to avoid backup withholding. Notwithstanding that the box in Part 2 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 31% on all payments made prior to the time a properly certified TIN is provided to the Depositary.

PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

     To avoid backup withholding on payments that are made to a shareholder with respect to Preferred Shares purchased pursuant to the Offer, the shareholder is required to notify the Depositary of his or her correct TIN by completing the Substitute Form W-9 attached hereto certifying that the TIN provided on Substitute Form W-9 is correct and that (1) the shareholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the shareholder that he or she is no longer subject to federal income tax backup withholding. Foreign shareholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign shareholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

     The shareholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Preferred Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the certificates evidencing the Preferred Shares. If the Preferred Shares are registered in more than one name or is not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

------------------------------------------------------------------------------------------------------------------------------
                                      PAYER'S NAME: FIRST CHICAGO TRUST COMPANY OF NEW YORK
------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Social Security
                                                                                                              Number OR Employer
                                                                                                                Identification
  SUBSTITUTE                                        PART 1--PLEASE PROVIDE YOUR TIN IN THE BOX                      Number
  FORM W-9                                          AT RIGHT AND CERTIFY BY SIGNING AND DATING               ____________________
  Department of the Treasury                        BELOW.                                                           TIN
  Internal Revenue Service
                                                   Name (Please Print)_______________________________             PART 2 --
                                                   Address___________________________________________             Awaiting TIN  [ ]
                                                   City State Zip Code_______________________________

                                                   PART 3 -- CERTIFICATION -- UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) the
                                                   number shown on this form is my correct taxpayer identification number (or a
                                                   TIN has not been issued to me but I have mailed or delivered an application to receive a TIN or intend to do so in the near future), (2) I am not subject to backup withholding either because I have not been notified by the Internal
                                                   Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) all other information provided on this form is true, correct and complete.

    PAYOR'S REQUEST FOR                            SIGNATURE_____________________________ DATE __________________________ , 1996
    TAXPAYER IDENTIFICATION                        You must cross out item (2) above if you have been notified by the IRS that
    NUMBER (TIN) AND                               you are currently subject to backup withholding because of underreporting
    CERTIFICATION                                  interest or dividends on your tax return.

                                                   NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP
                                                   WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE
                                                   REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                                                   NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE
                                                   FOLLOWING ENCLOSED CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 OF THE
                                                   SUBSTITUTE FORM W-9.

                                                   CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

                                                   I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate
                                                   Internal Revenue Service Center or Social Security Administration Office, or
                                                   (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number by the time of payment, 31% of all payments of the purchase price made to me will be withheld until I provide a number.

                                                   SIGNATURE _____________________________________ DATE ________________ , 1996

                      THE DEALER MANAGER FOR THE OFFER IS:

                                 LEHMAN BROTHERS
                            3 World Financial Center
                            New York, New York 10285
                                 (800) 438-3242
                          Attention: Roy D. Henriksson

                            THE INFORMATION AGENT IS:

                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005
                           (800) 290-6429 (Toll Free)

                                                                  EXHIBIT (a)(3)

                         NOTICE OF GUARANTEED DELIVERY
                                      FOR

                        SANTA FE ENERGY RESOURCES, INC.

              OFFER TO PURCHASE FOR CASH OF UP TO 4,500,000 SHARES
                         OF ITS OUTSTANDING CONVERTIBLE
             PREFERRED STOCK, 7% SERIES, PAR VALUE $0.01 PER SHARE

     This form or a facsimile hereof must be used to accept the Offer (as defined below) if: (a) certificates for shares of Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), of Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), cannot be delivered to the Depositary prior to the Expiration Date (as defined in Section 6 of the Company's Offer to Purchase, dated October 22, 1996 (the "Offer to Purchase")); or (b) the procedure for book-entry transfer (set forth in Section 7 of the Offer to Purchase) cannot be completed on a timely basis; or (c) the Letter of Transmittal (or a facsimile thereof) and all other required documents cannot be delivered to the Depositary prior to the Expiration Date. This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Depositary. See "The Offer -- Procedure for Tendering Preferred Shares" in the Offer to Purchase.

     THE ELIGIBLE INSTITUTION WHICH COMPLETES THIS FORM MUST COMMUNICATE THE GUARANTEE TO THE DEPOSITARY AND MUST DELIVER THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES TO THE DEPOSITARY WITHIN THE TIME SHOWN HEREIN. FAILURE TO DO SO COULD RESULT IN A FINANCIAL LOSS TO SUCH ELIGIBLE INSTITUTION.

            TO: FIRST CHICAGO TRUST COMPANY OF NEW YORK, DEPOSITARY

              BY MAIL:                        BY FACSIMILE TRANSMISSION:
         Tenders & Exchanges                        (201) 222-4720
    P.O. Box 2569-Suite 4660-SFER                         or
       Jersey City, New Jersey                      (201) 222-4721
             07303-2569                    (for Eligible Institutions Only)
                                            FACSIMILE CONFIRMATIONS ONLY:
                                                    (201) 222-4707

                          BY HAND OR OVERNIGHT COURIER:
                               Tenders & Exchanges
                            14 Wall Street, 8th Floor
                                 Suite 4680-SFER
                            New York, New York 10005

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" (as defined in the Offer to Purchase) under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

     The undersigned hereby tenders to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Preferred Shares specified below pursuant to the guaranteed delivery procedure set forth in "The Offer -- Procedure for Tendering Preferred Shares" in the Offer to Purchase.

================================================================================
Number of Preferred Shares tendered:
                                    ---------------------------------
Certificate Nos.
(if available):
                -----------------------------------------------------
                -----------------------------------------------------
                -----------------------------------------------------
                -----------------------------------------------------
If Preferred Shares will be delivered by book-entry transfer:
Name of Tendering Institution: --------------------------------------

Check Box of Book-Entry Transfer Facility:
[  ]  The Depository Trust Company
[  ]  Philadelphia Depository Trust Company
Account No.     -----------------------------------------------------

Transaction Code No. ------------------------------------------------

                      SIGN HERE

---------------------------------------------------------------------
                     SIGNATURE(S)

---------------------------------------------------------------------
                     SIGNATURE(S)

---------------------------------------------------------------------
      NAME(S) OF RECORD HOLDER(S) (PLEASE PRINT)

---------------------------------------------------------------------
                       ADDRESS

---------------------------------------------------------------------
                       ZIP CODE

---------------------------------------------------------------------
             AREA CODE AND TELEPHONE NO.

================================================================================
                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, an "Eligible Institution", guarantees (a) that the above-named person(s) "own(s)" the Preferred Shares tendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended, (b) that such tender of Preferred Shares complies with Rule 14e-4 and (c) to deliver to the Depositary either the certificates representing the Preferred Shares tendered hereby, in proper form for transfer, or confirmation of the book-entry transfer of such Preferred Shares into the Depositary's account at The Depository Trust Company or Philadelphia Depository Trust Company, in any such case together with a properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof), with any required signature guarantees (or an Agent's Message (as defined in the Offer to Purchase)) and any other required documents within five New York Stock Exchange trading days after the date of execution of this notice.

Name of Firm:                           Authorized Signature:
             --------------------------                      -------------------
Address:                                Name:
        -------------------------------      -----------------------------------
City, State, Zip Code:                  Title:
                      -----------------      -----------------------------------
Area Code and Telephone No.:
                             ---------------
Dated:                                , 1996
      --------------------------------

     DO NOT SEND STOCK CERTIFICATES WITH THIS FORM. YOUR STOCK CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (a)(4)
                        SANTA FE ENERGY RESOURCES, INC.

                           OFFER TO PURCHASE FOR CASH
                                    OF UP TO
                      4,500,000 SHARES OF ITS OUTSTANDING
                    CONVERTIBLE PREFERRED STOCK, 7% SERIES,
                           PAR VALUE $0.01 PER SHARE

 THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 19, 1996, UNLESS THE OFFER IS EXTENDED.

                                                                October 22, 1996

To Brokers, Dealers, Commercial
Banks, Trust Companies and
Other Nominees:

     We have been appointed Dealer Manager by Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), in connection with its invitation to holders of its outstanding shares of Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), to tender their Preferred Shares, at a price of $24.50 per Preferred Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated October 22, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will purchase any and all Preferred Shares validly tendered and not withdrawn up to the 4,500,000 Preferred Shares sought, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration. Preferred Shares not purchased because of proration will be returned. See "The Offer -- Expiration Date; Extension of the Offer; Proration, and -- Certain Conditions of the Offer" in the Offer to Purchase.

     We are asking you to contact your clients for whom you hold Preferred Shares registered in your name (or in the name of your nominee) or who hold Preferred Shares registered in their own names. Please bring the Offer to their attention as promptly as possible.

     The Company will pay to a Soliciting Dealer (as defined herein) a solicitation fee of $0.20 per Preferred Share, for any Preferred Shares tendered, accepted for payment and paid for pursuant to the Offer. For purposes of this letter, "Soliciting Dealer" includes (i) any broker or dealer in securities, including the Dealer Manager in its capacity as a broker or dealer, who is a member of any national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD"), (ii) any foreign broker or dealer not eligible for membership in the NASD who agrees to conform to the NASD's Conduct Rules in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (iii) any bank or trust company, any one of whom has solicited and obtained a tender pursuant to the Offer. No such fee shall be payable to a Soliciting Dealer in respect of Preferred Shares registered in the name of such Soliciting Dealer unless (i) such Preferred Shares are held by such Soliciting Dealer as nominee and such Preferred Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or the Notice of Solicited Tenders, or (ii) such Preferred Shares are being tendered for the benefit of the Soliciting Dealer and such Soliciting Dealer certifies on the Letter of Transmittal or the Notice of Solicited Tenders that such Preferred Shares were acquired by the Soliciting Dealer (x) after the announcement of the Offer, (y) at a price not in excess of the Purchase Price and (z) from a holder solicited by the Soliciting Dealer. For purposes of clause (z), "solicited" shall mean direct contact (other than the mailing of the tender offer materials) with the holder relating to the tender of Preferred Shares beneficially owned by the holder that resulted in the purchase by the Soliciting Dealer of such Preferred Shares. No such fee shall be payable to a Soliciting Dealer with respect to the tender of Preferred Shares by a holder unless the Letter of Transmittal accompanying such tender designates such Soliciting Dealer as such in the box captioned "Solicited Tenders" or the Notice of Solicited Tenders accompanying such tender designates such Soliciting Dealer. No such fee shall be payable to a Soliciting Dealer with respect to the tender of Preferred Shares by the holder of record, for the benefit of the beneficial owner, unless the beneficial owner has designated such Soliciting Dealer. No such fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Company, the Depositary or the Dealer Manager for purposes of the Offer.

     The Company, upon request, will reimburse you for customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

     In order for a Soliciting Dealer to receive a solicitation fee, the Depositary must have received from such Soliciting Dealer a properly completed and duly executed Notice of Solicited Tenders in the form attached hereto (or facsimile thereof) within five business days after expiration of the Offer.

     For your information and for forwarding to your clients for whom you hold Preferred Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.  The Offer to Purchase dated October 22, 1996;

          2. The Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Number on a Substitute Form W-9 providing information relating to backup federal income tax withholding;

          3. A letter to shareholders of the Company from its President and Chief Executive Officer;

          4. A Notice of Guaranteed Delivery to be used to accept the Offer if the Preferred Shares and all other required documents cannot be delivered to the Depositary by the applicable Expiration Date (as defined in the Offer to Purchase);

          5. A form of letter that may be sent to your clients for whose accounts you hold Preferred Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions and designation of Soliciting Dealer with regard to the Offer;

          6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9, providing information relating to backup federal income tax withholding; and

          7.  A return envelope addressed to the Depositary.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 19, 1996, UNLESS THE OFFER IS EXTENDED.

     THE COMPANY, ITS BOARD OF DIRECTORS AND ITS EXECUTIVE OFFICERS MAKE NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S PREFERRED SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER PREFERRED SHARES AND, IF SO, HOW MANY PREFERRED SHARES TO TENDER.

     Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

                                         Very truly yours,
                                         Lehman Brothers

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON THE AGENT OF THE COMPANY, THE INFORMATION AGENT, THE DEALER MANAGER OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND STATEMENTS CONTAINED THEREIN.

                          NOTICE OF SOLICITED TENDERS

     List below the number of Preferred Shares tendered by each beneficial owner whose tender you have solicited. All Preferred Shares beneficially owned by a beneficial owner, whether in one account or several, and in however many capacities, must be aggregated for purposes of completing the tables below. Any questions as to what constitutes beneficial ownership should be directed to the Depositary. If the space below is inadequate, list the Preferred Shares in a separate signed schedule and affix the list to this Notice of Solicited Tenders. Please do not complete the sections of the table headed "TO BE COMPLETED ONLY
BY DEPOSITARY."

     ALL NOTICES OF SOLICITED TENDERS SHOULD BE RETURNED TO THE DEPOSITARY AT THE ADDRESS SET FORTH ON THE BACK COVER OF THE OFFER TO PURCHASE. ALL QUESTIONS CONCERNING THE NOTICES OF SOLICITED TENDERS SHOULD BE DIRECTED TO THE INFORMATION AGENT AT THE TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THE OFFER TO PURCHASE. ALL NOTICES OF SOLICITED TENDERS MUST BE RECEIVED BY THE DEPOSITARY WITHIN THREE BUSINESS DAYS AFTER THE EXPIRATION DATE.

                                       TO BE                        TO BE
                                    COMPLETED BY                  COMPLETED
                                   THE SOLICITING                  ONLY BY
                                       DEALER                     DEPOSITARY
                     --------------------------------------  ------------------
                         NUMBER OF                                NUMBER OF
                      PREFERRED SHARES  V.O.I.  CERTIFICATE    PREFERRED SHARES
BENEFICIAL OWNERS         TENDERED      NUMBER     NUMBER          ACCEPTED
-------------------- -----------------  ------  -----------  ------------------
No. 1...............
No. 2...............
No. 3...............
No. 4...............
No. 5...............
No. 6...............
No. 7...............
No. 8...............
No. 9...............
No. 10..............
     Total..........

                          FEE PER
BENEFICIAL OWNERS     PREFERRED SHARE
-------------------- ------------------
No. 1...............
No. 2...............
No. 3...............
No. 4...............
No. 5...............
No. 6...............
No. 7...............
No. 8...............
No. 9...............
No. 10..............
     Total..........

     All questions as to the validity, form and eligibility (including time of receipt) of Notices of Solicited Tenders will be determined by the Depositary, in its sole discretion, which determination will be final and binding. Neither the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in any Notice of Solicited Tenders or incur any liability for failure to give such notification.

     The undersigned hereby confirms that: (i) it has complied with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, in connection with such solicitation; (ii) it is entitled to such compensation for such solicitation under the terms and conditions of the Offer to Purchase; (iii) in soliciting tenders of Preferred Shares, it has used no soliciting materials other than those furnished by the Company; and (iv) if it is a foreign broker or dealer not eligible for membership in the NASD, it has agreed to conform to the NASD's Conduct Rules in making solicitations.

-------------------------------------  -----------------------------------------
PRINTED FIRM NAME                      ADDRESS

-------------------------------------  -----------------------------------------
AUTHORIZED SIGNATURE                   CITY, STATE AND ZIP CODE

-------------------------------------  -----------------------------------------
NAME AND TITLE                         AREA CODE AND TELEPHONE NUMBER

                                                                  EXHIBIT (a)(5)

                        SANTA FE ENERGY RESOURCES, INC.
    OFFER TO PURCHASE FOR CASH OF UP TO 4,500,000 SHARES OF ITS OUTSTANDING
                                  CONVERTIBLE
             PREFERRED STOCK, 7% SERIES, PAR VALUE $0.01 PER SHARE

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 19, 1996, UNLESS THE OFFER IS EXTENDED.

                                                                October 22, 1996

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase dated October 22, 1996, and the related Letter of Transmittal (which together constitute the "Offer"), in connection with the Offer by Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), to purchase up to 4,500,000 shares (the "Amount Sought") of its outstanding Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), at a price of $24.50 per Preferred Share, net to seller in cash, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration. Upon the terms and subject to the conditions of the Offer, if more Preferred Shares than the Amount Sought have been validly tendered and not withdrawn on or prior to the expiration of the Offer, the Company will purchase Preferred Shares from each tendering holder on a pro rata basis, subject to adjustment to avoid the purchase of fractional Preferred Shares. Preferred Shares not purchased because of proration will be returned.. See "The Offer -- Expiration Date; Extension of the Offer; Proration" in the Offer to Purchase.

     WE ARE THE HOLDER OF RECORD OF PREFERRED SHARES HELD FOR YOUR ACCOUNT. A TENDER OF SUCH PREFERRED SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER PREFERRED SHARES HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish us to tender any or all of the Preferred Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. We also request that you designate, in the box captioned "Solicited Tenders", any Soliciting Dealer who solicited your tender of Preferred Shares.

     Your attention is invited to the following:

     1. The Company will purchase all Preferred Shares validly tendered and not withdrawn up to the Amount Sought, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration, as described in
Section 6 of the Offer to Purchase.

     2. The Offer, proration period and withdrawal rights expire at 12:00 midnight, New York City time, on Tuesday, November 19, 1996, unless the Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a tender on your behalf by the expiration of the Offer. If you would like to withdraw your Preferred Shares that we have tendered, you can withdraw them so long as the Offer remains open or at any time after December 18, 1996, if they have not theretofore been accepted for payment.

     3. The Offer is not conditioned upon any minimum number of Preferred Shares being tendered. The Offer is, however, subject to certain other conditions, as described in Section 10 of the Offer to Purchase.

     4. Any stock transfer taxes applicable to the sale of Preferred Shares to the Company pursuant to the Offer will be paid by the Company, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     THE COMPANY, ITS BOARD OF DIRECTORS AND ITS EXECUTIVE OFFICERS MAKE NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S PREFERRED SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER PREFERRED SHARES AND, IF SO, HOW MANY PREFERRED SHARES TO TENDER.

     If you wish to have us tender any or all of your Preferred Shares, please so instruct us by completing, executing and returning to us the attached instruction form. An envelope to return your instructions to us is enclosed. If you authorize tender of your Preferred Shares, all such Preferred Shares will be tendered unless otherwise specified on the attached instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the expiration of the Offer.

     The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Preferred Shares in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions the laws of which require that the offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

          INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH
                    OF UP TO 4,500,000 SHARES OF OUTSTANDING
       CONVERTIBLE PREFERRED STOCK, 7% SERIES, PAR VALUE $0.01 PER SHARE
                                       OF
                        SANTA FE ENERGY RESOURCES, INC.

     The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated October 22, 1996, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the invitation by Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), to the holders of its outstanding Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), to tender their Preferred Shares, for purchase at a price of $24.50 per Preferred Share, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration.

     This will instruct you to tender to the Company the number of Preferred Shares indicated below which are held by you for the account of the undersigned, upon the terms and subject to the conditions of the Offer.

     H By checking this box, all Preferred Shares held for the account of the undersigned, including fractional Preferred Shares, will be tendered. If fewer than all Preferred Shares are to be tendered, please indicate below the aggregate number of Preferred Shares to be tendered. (Unless otherwise indicated, it will be assumed that all Preferred Shares held for the account of the undersigned are to be tendered.)

     Number of Preferred Shares to be Tendered:           Preferred Shares

     Please designate in the box below any Soliciting Dealer who solicited your tender:
--------------------------------------------------------------------------------
                                SOLICITED TENDERS

The undersigned represents that the Soliciting Dealer who solicited and obtained this tender is:
Name of Firm: .............................................................
                                 (PLEASE PRINT)
Name of Individual Broker or Financial Consultant: ........................
Identification Number (if known): .........................................
Address: ..................................................................
 ...........................................................................
                               (INCLUDE ZIP CODE)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                    SIGN HERE
Signature(s): ............................................................
Name(s): .................................................................
Address(es): .............................................................
Social Security
or Taxpayer ID No.: ......................................................
Dated: ...................................................................
-------------------------------------------------------------------------------

                                                                  EXHIBIT (a)(6)

                [LETTERHEAD OF SANTA FE ENERGY RESOURCES, INC.]

                                                                October 22, 1996

Dear Shareholder:

     Santa Fe Energy Resources, Inc. (the "Company") is offering to purchase up to 4,500,000 shares (the "Amount Sought") of its outstanding Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred
Shares"). The offer gives shareholders the opportunity to sell their Preferred Shares without the usual transaction costs associated with a market sale. The enclosed Offer to Purchase and the Letter of Transmittal are being provided to help you understand the terms of the Company's offer. I encourage you to read carefully these materials before making any decision with respect to the offer.

     The Company will purchase all of the Preferred Shares that are properly tendered (and are not withdrawn), up to the Amount Sought, subject to the terms and conditions set forth in the enclosed Offer to Purchase, including the provisions relating to proration, at the purchase price, net to the selling shareholder in cash. Upon the terms and subject to the conditions of the offer, if more Preferred Shares than the Amount Sought have been validly tendered and not withdrawn on or prior to the expiration date, the Company will purchase Preferred Shares from each tendering holder on a pro rata basis, subject to adjustment to avoid the purchase of fractional Preferred Shares.

     Preferred Shares that have been tendered and not purchased pursuant to the offer, including Preferred Shares not purchased because of proration, will be returned to the shareholder.

     If you do not wish to sell your Preferred Shares you do not need to take any action.

     If you wish to tender your Preferred Shares, the instructions on how to do so are explained in detail in the enclosed materials.

     The Company has declared the regular quarterly dividend of $0.35 per Preferred Share to be paid on December 2, 1996 to holders of record as of the close of business on November 1, 1996 (the "December 1996 Dividend"). A tender of Preferred Shares pursuant to the Offer will not deprive a shareholder of his or her right to receive the December 1996 Dividend regardless of when such tender is made. Holders of Preferred Shares tendered into and purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend for the Preferred Shares on March 3, 1997 to holders of record as of the close of business on a date to be determined by the Company's Board of Directors.

     The Company, its Board of Directors and its Executive Officers make no recommendation to shareholders whether to tender any or all of their Preferred Shares.

                                          Sincerely,
                                          James L. Payne
                                          President and Chief Executive Officer

                                                                  EXHIBIT (a)(7)

                                                     SANTA FE ENERGY
                                                     RESOURCES, INC.

N E W S                                              (NYSE:SFR)

Media Contact: C. Ed Hall                            1616 South Voss, Suite 1000
Analyst Contact: Kathy E. Hager                      Houston, Texas 77057
                                                     713/507-5000

             SANTA FE ENERGY FILES TENDER OFFER FOR PREFERRED STOCK

Houston, Texas, October 22, 1996.

Santa Fe Energy Resources (NYSE:SFR) announced today that it has commenced an offer to purchase up to 4.5 million shares of its outstanding Convertible Preferred Stock, 7% Series, (NYSE:SFRpr) par value $0.01 per share, at a price of $24.50 per Preferred Share, net to the seller in cash. Shares of the Convertible Preferred Stock closed trading at $22.125 per share on September 17, 1996, the day prior to Santa Fe's announced intention of such an offer, and closed yesterday at $23.375 per share. Santa Fe will purchase all Preferred Shares validly tendered and not withdrawn up to the 4.5 million Preferred Shares sought, upon the terms and subject to the conditions of the offer, including the provisions relating to proration. Upon the terms and subject to the conditions of the offer, if more Preferred Shares than the 4.5 million Preferred Shares sought have been validly tendered and not withdrawn on or prior to the expiration of the offer, the Company will purchase Preferred Shares from each tendering holder on a pro rata basis, subject to adjustment to avoid the purchase of fractional Preferred Shares. Preferred Shares not purchased, including those not purchased because of proration, will be returned to the stockholder at Santa Fe's expense. The offer begins today, October 22, 1996, and is subject to the terms and conditions described in the offering materials, which are being mailed to record holders of the Preferred Shares.

The Company has declared the regular quarterly dividend of $0.35 per Preferred Share to be paid on December 2, 1996, to holders of record as of the close of business on November 1, 1996. A tender of Preferred Shares pursuant to the offer will not deprive a shareholder of his or her right to receive that dividend regardless of when such tender is made. Holders of Preferred Shares tendered into and purchased pursuant to the offer will not be entitled to any dividends in respect to any later dividend periods (or any portion thereof).

The Company is making the offer because it believes that the goals of the proposed spin-off of the Company's heavy oil and other operations conducted in the State of California by the Company's Western Division can be better achieved by reducing the number of Preferred Shares and simplifying the Company's capital structure. For a more detailed description of the Proposed spin-off and the purposes of the offer, see the offering materials. The Board of Directors of the Company has authorized the offer by a unanimous vote.

The offer, proration period and withdrawal rights will expire at 12:00 midnight, EST, on Tuesday, November 19, 1996, unless the offer is extended. The offer is not conditioned upon any minimum number of Preferred Shares being tendered. The offer is, however, subject to certain other conditions. The offering materials contain important information that should be read carefully before any decision is made with respect to the offer.

The Company will pay to a Soliciting Dealer a solicitation fee of $0.20 per Preferred Share, for any Preferred Shares tendered, accepted for payment and paid for pursuant to the offer, subject to certain conditions.

The Dealer Manager for the offer is Lehman Brothers Inc. and the Information Agent is D.F. King & Co., Inc. Any questions may be directed to either the Dealer Manager at (800) 438-3242 or the Information Agent at (800) 290-6429 (toll free).

Santa Fe also announced it has filed a supplement to the indenture relating to the $100 million principal amount of the 11% Senior Subordinated Debentures due 2004, so as to permit the Monterey transactions and the proposed spin-off.

Santa Fe Energy Resources is an independent oil and gas exploration and production company with headquarters in Houston, Texas. It has production in the United States, Argentina and Indonesia with additional exploration activities in several other regions of the world. Its common stock is traded on the New York Stock Exchange under the symbol SFR.

                                                                  EXHIBIT (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Preferred Shares. The Offer is made solely by the Offer to Purchase dated October 22, 1996, and the related Letter of Transmittal. The Offer is being made to all holders of Preferred Shares, provided that the Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Preferred Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by Lehman Brothers or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer to Purchase for Cash
                                       by
                         Santa Fe Energy Resources, Inc.
                        Of Up To 4,500,000 Shares Of Its
                    Outstanding Convertible Preferred Stock,
                     7% Series, Par Value $0.01 Per Share,
                                       at
                           $24.50 per Preferred Share

     Santa Fe Energy Resources, Inc., a Delaware corporation (the "Company"), invites the holders of its Convertible Preferred Stock, 7% Series, par value $0.01 per share (the "Preferred Shares"), to tender Preferred Shares, at a price of $24.50 per Preferred Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1996, and in the related Letter of Transmittal (which together constitute the "Offer"). The Purchase Price will be paid in cash, net to the seller, with respect to all Preferred Shares purchased. Preferred Shares not purchased because of proration will be returned.

     The Company will purchase all Preferred Shares validly tendered and not withdrawn upon the terms and subject to the conditions of the Offer, including the provisions relating to proration. Upon the terms and subject to the conditions of the Offer, if more than 4,500,000 Preferred Shares (the "Amount Sought") have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase Preferred Shares from all tendering holders on a pro rata basis, subject to adjustment to avoid the purchase of fractional Preferred Shares. See "The Offer--Expiration Date; Extension of the Offer; Proration," and "Certain Conditions of the Offer" in the Offer to Purchase.

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 19, 1996, UNLESS THE OFFER IS EXTENDED. Such time and date, or the latest time and date as to which the Offer is extended is referred to herein as the "Expiration Date." The Company will give oral or written notice of any extension to the Depositary and make a public announcement thereof.

     The Company, its Board of Directors and its executive officers make no recommendation as to whether any holder should tender any or all of such shareholder's Preferred Shares pursuant to the Offer. Each holder must make its own decision whether to tender Preferred Shares and, if so, how many Preferred Shares to tender.

     The Company is making the Offer because it believes that the goals of the proposed spinoff of the Company's heavy oil and other operations conducted in the State of California by the Company's Western Division can be better achieved by reducing the number of Preferred Shares and simplifying the Company's capital structure. Due to their conversion feature, the Preferred Shares create substantial uncertainty as to the fully diluted number of shares of the common stock of the Company that will be outstanding following the Proposed Spinoff (as defined in the Offer to Purchase). As a result of this uncertainty, the Company believes that the continued existence of a substantial number of Preferred Shares could adversely affect the successful completion of the Proposed Spinoff. For a more detailed description of the Proposed Spinoff and the purposes of the Offer, see the Offer to Purchase. Given the current market price of the Preferred Shares and the factors discussed above, the Company believes that the purchase of the Preferred Shares pursuant to the Offer is in the best interest of the Company. The Board of Directors of the Company has authorized the Offer by a unanimous vote.

     The Offer is not conditioned upon any minimum number of Preferred Shares being tendered. The Offer is, however, subject to certain other conditions.

     The Company will pay to a Soliciting Dealer (as defined in the Offer to Purchase) a solicitation fee of $0.20 per Preferred Share for any Preferred Shares tendered, accepted for payment and paid for pursuant to the Offer, subject to certain conditions set forth in the Offer to Purchase and the Letter of Transmittal.

     Tenders of Preferred Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after December 18, 1996 unless theretofore accepted for payment as provided in the Offer to Purchase. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of the addresses or facsimile numbers set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Preferred Shares to be withdrawn and the number of Preferred Shares to be withdrawn. If the Preferred Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Preferred Shares tendered by an Eligible Institution) must be submitted prior to the release of such Preferred Shares. In addition, such notice must specify, in the case of Preferred Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Preferred Shares to be withdrawn or, in the case of Preferred Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase) to be credited with the withdrawn Preferred Shares and the name of the registered holder (if different from the name of such accounts). Withdrawals may not be rescinded, and Preferred Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Preferred Shares may be retendered by again following one of the procedures described under "The Offer-Procedure for Tendering Preferred Shares" in the Offer to Purchase at any time prior to the Expiration Date.

     The Company will be deemed to have accepted for payment (and thereby purchased) Preferred Shares that are validly tendered prior to the applicable Expiration Date and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of Preferred Shares tendered.

     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Preferred Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Preferred Shares.

     THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager, and such copies will be furnished promptly at the Company's expense. Holders of Preferred Shares may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                      The Dealer Manager for the Offer is:
                                Lehman Brothers
                            3 World Financial Center
                            New York, New York 10285
                                 (800) 438-3242
                          Attention: Roy D. Henriksson

                    The Information Agent for the Offer is:
                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, New York 10005
                           (800) 290-6429 (Toll-Free)

October 23, 1996

                                                                  EXHIBIT (a)(9)

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                     Page 1

SECTION REFERENCES ARE TO THE INTERNAL REVENUE CODE
PURPOSE OF FORM. -- A person who is required to file an information return with the IRS must obtain your correct TIN to report income paid to you, real estate transactions, mortgage interest you paid, the acquisition or abandonment of secured property, or contributions you made to an IRA. Use Form W-9 to furnish your correct TIN to the requester (the person asking you to furnish your TIN) and, when applicable, (1) to certify that the TIN you are furnishing is correct (or that you are waiting for a number to be issued), (2) to certify that you are not subject to backup withholding, and (3) to claim exemption from backup withholding if you are an exempt payee. Furnishing your correct TIN and making the appropriate certifications will prevent certain payments from being subject to backup withholding.

Note: If a requester gives you a form other than a W-9 to request your TIN, you must use the requester's form.

HOW TO OBTAIN A TIN. -- If you do not have a TIN, apply for one immediately. To apply, get Form SS-5, Application for a Social Security Card (for individuals), from your local office of the Social Security Administration, or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), from your local IRS office.

To complete Form W-9 if you do not have a TIN, write "Applied for" in the space for the TIN in Part 1 (or check box 2 of Substitute Form W-9), sign and date the form, and give it to the requester. Generally, you must obtain a TIN and furnish it to the requester by the time of payment. If the requester does not receive your TIN by the time of payment, backup withholding, if applicable, will begin and continue until you furnish your TIN to the requester.

Note: Writing "Applied for" (or checking box 2 of the Substitute Form W-9) on the form means that you have already applied for a TIN OR that you intend to apply for one in the near future.

As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and give it to the requester.

WHAT IS BACKUP WITHHOLDING? -- Persons making certain payments to you after 1992 are required to withhold and pay to the IRS 31% of such payments under certain conditions. This is called "backup withholding". Payments that could be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee compensation, and certain payments from fishing boat operators, but do not include real estate transactions.

If you give the requester your correct TIN, make the appropriate certifications, and report all your taxable interest and dividends on your tax return, your payments will not be subject to backup withholding. Payments you receive will be subject to backup withholding if:

        1. You do not furnish your TIN to the requester, or

        2. The IRS notifies the requester that you furnished an incorrect TIN, or

        3. You are notified by the IRS that you are subject to backup withholding because you failed to report all your interest and dividends on your tax return (for reportable interest and dividends only), or

        4. You do not certify to the requester that you are not subject to backup withholding under 3 above (for reportable interest and dividend accounts opened after 1983 only), or

        5. You do not certify your TIN. This applies only to reportable interest, dividend, broker, or barter exchange accounts opened after 1983, or broker accounts considered inactive in 1983.

Except as explained in 5 above, other reportable payments are subject to backup withholding only if 1 or 2 above applies. Certain payees and payments are exempt from backup withholding and information reporting. See Payees and Payments Exempt From Backup Withholding, below, and Example Payees and Payments under Specific Instructions, below, if you are an exempt payee.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING. -- The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in (1) through (13) and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except a corporation that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting. Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions, patronage dividends, and payments by certain fishing boat operations.

(1) A corporation. (2) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7). (3) The United States or any of its agencies or instrumentalities. (4) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities. (5) A foreign government or any of its political subdivisions, agencies, or instrumentalities. (6) An international organization or any of its agencies or instrumentalities. (7) A foreign central bank of issue. (8) A dealer in securities or commodities required to register in the United States or a possession of the United States. (9) A futures commission merchant registered with the Commodity Futures Trading Commission. (10) A real estate investment trust. (11) An entity registered at all times during the tax year under the Investment Company Act of 1940. (12) A common trust fund operated by a bank under section 584(a). (13) A financial institution. (14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List. (15) A trust exempt from tax under section 664 or described in section 4947.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                     Page 2

Payments of dividends and patronage dividends generally not subject to backup withholding include the following:

     o   Payments to nonresident aliens subject to withholding under section
         1441.

     o Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident partner.

     o   Payments of patronage dividends not paid in money.

     o   Payments made by certain foreign organizations.

Payments of interest generally not subject to backup withholding include the following:

     o   Payments of interest on obligations issued by individuals.

Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct TIN to the payer.

     o Payments of tax-exempt interest (including exempt-interest dividends under section 852).

     o   Payments described in section 6049(b)(5) to nonresident aliens.

     o   Payment on tax-free covenant bonds under section 1451.

     o   Payments made by certain foreign organizations.

     o   Mortgage interest paid by you.

Payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A, and 6050N, and their regulations.

PENALTIES

FAILURE TO FURNISH TIN. -- If you fail to furnish your correct TIN to a requester, you will be subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. -- If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

CRIMINAL PENALTY FOR FALSIFYING INFORMATION. -- Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

MISUSE OF TINS. -- If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

SPECIAL INSTRUCTIONS -- NAME. -- If you are an individual, you must generally provide the name shown on your Social Security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, please enter your first name, the last name shown on your Social Security card, and your new last name.

If you are a sole proprietor, you must furnish your individual name and either the SSN or EIN. You may also enter your business name or "doing business as" name on the business name line. Enter your name(s) as shown on your Social Security card and/or as it was used to apply for your EIN on Form SS-4.

SIGNING THE CERTIFICATION

1. INTEREST, DIVIDEND, BROKER AND BARTER EXCHANGE ACCOUNTS OPENED BEFORE 1984 AND BROKER ACCOUNTS CONSIDERED ACTIVE DURING 1983. You are required to furnish your correct TIN, but you are not required to sign the certification.

2. INTEREST, DIVIDEND, BROKER, AND BARTER EXCHANGE ACCOUNTS OPENED AFTER 1983 AND BROKER ACCOUNTS CONSIDERED INACTIVE DURING 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.  REAL ESTATE TRANSACTIONS. You must sign the certification. You may cross out item 2 of the certification.

4. OTHER PAYMENTS. You are required to furnish your correct TIN, but you are not required to sign the certification unless you have been notified of an incorrect TIN. Other payments include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services, payments to a nonemployee for services (including attorney and accounting fees), and payments to certain fishing boat crew members.

5. MORTGAGE INTEREST PAID BY YOU, ACQUISITION OR ABANDONMENT OF SECURED PROPERTY, OR IRA CONTRIBUTIONS. You are required to furnish your correct TIN, but you are not required to sign the certification.

6. EXEMPT PAYEES AND PAYMENTS. If you are exempt from backup withholding, you should complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part 1, write "EXEMPT" in the block in Part II, and sign and date the form. If you are a nonresident alien or foreign entity not subject to backup withholding, give the requester a complete Form W-8, Certificate of Foreign Status.

7. TIN "APPLIED FOR." Follow the instructions under How To Obtain a TIN on page 1, and sign and date this form.

SIGNATURE. -- For a joint account, only the person whose TIN is shown in Part I should sign.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                     Page 3

PRIVACY ACT NOTICE. -- Section 6109 requires you to furnish your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, or contributions you made to an IRA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.

WHAT NAME AND NUMBER TO GIVE THE REQUESTER

------------------------------------------------------------------------------
                                       GIVE THE SSN OR,
                                       IF APPLICABLE, EIN OF
FOR THIS TYPE OF ACCOUNT:
------------------------------------------------------------------------------

 1. Individual                         The individual

 2. Two or more individuals (joint     The actual owner of
   account)                            the account or,
                                          if combined funds,
                                          the first individual
                                          on the account(1)

 3. Custodian account of a minor       The minor(2)
   (Uniform Gift to Minors Act)

 4.  a. The usual revocable savings    The grantor-trustee(1)
      trust (grantor is also trustee)
     b. So-called trust account that   The actual owner(1)
      is not a legal or valid trust
      under state law

 5. Sole proprietorship                The owner(3)

 6. A valid trust, estate or pension   Legal entity(4)
   trust

 7. Corporate                          The corporation

 8. Association, club, religious,      The organization
   charitable, educational, or other
   tax-exempt organization

 9. Partnership                        The partnership

10. A broker or registered nominee     The broker or nominee

11. Account with the Department of     The public entity
   Agriculture in the name of a
   public entity (such as a state or
   local government, school district
   or prison) that receives
   agriculture program payments

---------------

(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's SSN.

(3) Show your individual name. You may also enter your business name. You may use your SSN or EIN.

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

                                                                  EXHIBIT (b)(1)

CHASE SECURITIES INC.
707 Travis Street, 8-TCBN-96
Houston, TX 77002-8096

                        SANTA FE ENERGY RESOURCES, INC.
                 $150 MILLION SENIOR REVOLVING CREDIT FACILITY
                               COMMITMENT LETTER

                                                                October 21, 1996

Santa Fe Energy Resources, Inc.
1616 South Voss, Suite 10000
Houston, Texas 77057

Attention:     Mr. R. Graham Whaling, Senior Vice President and Chief Financial
               Officer

Ladies and Gentlemen:

     You have advised The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") that Santa Fe Energy Resources, Inc., a Delaware corporation ("SFER", the "Borrower" or "YOU"), plans a series of transactions, two of which would involve (i) the transfer of all SFER's western assets, including SFER's interest in the Midway, Sunset, Belridge, Coalinga and Kern River oil fields, to Monterey Resources, Inc. ("MONTEREY"), a new subsidiary to be formed by SFER at or prior to the Public Offering (as hereinbelow defined), and
(ii) a public offering by Monterey of up to 19.9% of its common stock (the "PUBLIC OFFERING"). In that connection, you have requested that CSI agree to structure, arrange and syndicate a new senior credit facility for SFER in an aggregate amount of up to $150 million (the "FACILITY"), and that Chase commit to provide the entire principal amount of the Facility and to serve as administrative agent for the Facility.

     CSI is pleased to advise you that it is willing to act as exclusive advisor and arranger for the Facility.

     Furthermore, Chase is pleased to advise you of (a) its commitment to provide the entire amount up to $150 million of the Facility, and (b) its agreement to assemble a syndicate of financial institutions identified by CSI and Chase in consultation with you, to provide commitments for the Facility, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (this "COMMITMENT LETTER") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "TERM SHEET").

     It is agreed that Chase will act as the sole and exclusive Administrative Agent, and that CSI will act as the sole and exclusive advisor and arranger, for the Facility, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below will be paid in connection with the Facility unless you and we shall so agree.

     CSI intends to syndicate the Facility to a group of financial institutions (together with Chase, the "LENDERS") identified by us in consultation with you. CSI intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist CSI in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with CSI, of one or more meetings of prospective Lenders.

SANTA FE ENERGY RESOURCES, INC.
October 21, 1996

     Subject to consultation with you from time to time, CSI will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSI in its syndication efforts, you agree promptly to prepare and provide to CSI and Chase all information with respect to the Borrower and the other transactions contemplated hereby and by the Term Sheet and the Fee Letter referred to below, including all financial information and projections (the "PROJECTIONS"), as we may reasonably request in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (a) all information other than the Projections (the "INFORMATION") that has been or will be made available to Chase or CSI by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Chase or CSI by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facility we may use and rely on the Information and Projections without independent verification thereof. You hereby acknowledge and consent that CSI may share the Confidential Information Memorandum, the Information and any other information or matters relating to the Borrower or the transactions contemplated hereby with affiliates of CSI, including Texas Commerce Bank National Association, and Chase, and that such affiliates may likewise share information relating to the Borrower or such transactions with CSI.

     As consideration for Chase's commitment hereunder and CSI's agreement to perform the services described herein, SFER agrees, to pay or to cause the Borrower to pay to Chase the nonrefundable fees set forth in Annex I to the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the "FEE LETTER").

     Chase's commitment hereunder and CSI's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, (b) our completion of and satisfaction in all respects with a due diligence investigation of the Borrower and its subsidiaries, (c) our not becoming aware after the date hereof of any information or other matter affecting the Borrower and its subsidiaries, or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially impair the syndication of the Facility, (e) our satisfaction that prior to and during the syndication of the Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof excluding the $75,000,000 Revolving Credit Facility contemplated by Monterey,
(f) the negotiation, execution and delivery on or before November 30, 1996 of definitive documentation with respect to the Facility satisfactory to Chase and its counsel and (g) the other conditions set forth or referred to in the Term Sheet.

     You agree to indemnify and hold harmless Chase, CSI, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an "INDEMNIFIED PERSON") from and against any and all losses, claims, damages and liabilities (the "Losses") to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Term Sheet, the Fee Letter, the Facility, the use of the proceeds thereof, the Initial Public Offering or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each Indemnified Person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, PROVIDED

SANTA FE ENERGY RESOURCES, INC.
October 21, 1996
that the foregoing indemnity will not apply to Losses or related expenses to the extent they arise from the willful misconduct or gross negligence of any Indemnified Person. YOU AGREE THAT THE INDEMNITY CONTAINED IN THE PRECEDING SENTENCE EXTENDS TO AND IS INTENDED TO COVER LOSSES AND RELATED EXPENSES ARISING OUT OF THE ORDINARY, SOLE OR CONTRIBUTORY NEGLIGENCE OF AN INDEMNIFIED PERSON. In addition, you agree to reimburse Chase, CSI and their affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No Indemnified Person shall be liable for any indirect or consequential damages in connection with the matters described in this Commitment Letter or its activities related to the facility.

     This Commitment Letter shall not be assignable by you without the prior written consent of Chase and CSI (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, Chase and CSI. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (together with the Term Sheet) and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, Senior Note Holders, agents and advisors who are directly involved in the consideration of this matter, or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law including such disclosure requirements for documents filed with the SEC and information furnished to security holders of SFER or prospective security holders of Monterey (in which case you agree to inform us promptly thereof).

     The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Chase's commitment hereunder; PROVIDED, that your obligations under this Commitment Letter, other than those arising under the fourth, fifth, sixth and twelfth paragraphs hereof, shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Facility upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

     THIS COMMITMENT LETTER, THE ATTACHED TERM SHEET, THE FEE LETTER AND ALL EXHIBITS, SCHEDULES AND OTHER ATTACHMENTS HERETO AND THERETO CONSTITUTE A "LOAN AGREEMENT" AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OR PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., Houston, Texas time, on October 25, 1996. Chase's commitment and CSI's

SANTA FE ENERGY RESOURCES, INC.
October 21, 1996
agreements herein will expire at such time in the event Chase has not received such executed counterparts in accordance with the immediately preceding sentence.

     Chase and CSI are pleased to have been given the opportunity to assist you in connection with this important financing.

                                          Very truly yours,
                                          THE CHASE MANHATTAN BANK
                                          By: /s/ MARY JO WOODFORD
                                             Name:  MARY JO WOODFORD
                                             Title:   VICE PRESIDENT

                                          CHASE SECURITIES, INC.
                                          By: /s/ GEORGE M. SERICE
                                             Name:  GEORGE M. SERICE
                                             Title:   VICE PRESIDENT

Accepted and agreed to as of
the date first above written by:
SANTA FE ENERGY RESOURCES, INC.
By: /s/ R. GRAHAM WHALING
     Name:  R. Graham Whaling
     Title:   SR. V.P. AND C.F.O.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------

EXHIBIT A:
SANTA FE ENERGY RESOURCS, INC.
OCTOBER 1996
SUMMARY OF TERMS AND CONDITIONS

BORROWER:                 Santa Fe Energy Resources, Inc. (the "BORROWER")

LENDERS: Chase Manhattan Bank ("Chase") and other financial institutions (collectively, the "LENDERS"). Commitments several and not joint.

AGENT:                    Chase.

ARRANGER FOR THE
CREDIT FACILITY:          Chase Securities Inc. ("CSI").

CREDIT FACILITY:          Five-Year Revolving Senior Credit Facility (the
                          "CREDIT FACILITY") in the amount of up to $150,000,000, with a Letter of Credit ("L/C") sublimit of $30,000,000 (the loans thereunder, the "LOANS");
                          PROVIDED that no Loans shall be made to the extent such Loans and outstanding Letters of Credit would exceed the Available Borrowing Base.

EXISTING CREDIT FACILITY: The Second Amended and Restated Revolving Credit
                          Agreement dated as of April 1, 1995, among Santa Fe Energy Resources, Inc., Texas Commerce Bank National Association, NationsBank of Texas, N.A. and the Banks.

AVAILABILITY:             The Credit Facility shall be available on a revolving
                          basis during the period commencing on the Closing Date and ending on the date which is five years from the Closing Date (the "TERMINATION DATE") subject to satisfaction of Conditions Precedent.

INITIAL BORROWING BASE:   $225,000,000.

INITIAL AVAILABLE
BORROWING BASE:           $150,000,000.

MATURITY DATE:            The Termination Date, subject to acceleration and
                          prepayment provisions.

USE OF PROCEEDS:          Proceeds from the Credit Facility will be used for
                          general corporate purposes and not for purposes which would violate any law, rule or regulation.

INTEREST RATE:            Loans shall bear interest at a rate per annum equal to
                          one of the following, as selected by the Borrower:

--------------------------------------------------------------------------------
[LOGO] CHASE                                               Chase Securities Inc.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------

                          (a) The higher of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City and (ii) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% (such higher rate, the "ABR"; Loans bearing interest based upon such rate, "ABR LOANS") in each case plus the Applicable Margin (the ABR is not intended to be the lowest rate charged by Chase to its borrowers); or
                          (b) The rate at which eurodollar deposits for one, two, three or six months (as selected by the Borrower) are offered by Chase in the interbank eurodollar market in the approximate amount of the requested borrowing (the "EURODOLLAR RATE"; Loans bearing interest based upon such rate, "EURODOLLAR LOANS") in each case plus the Applicable Margin.

APPLICABLE MARGIN:        See Schedule I.

FEES:                     See Schedule I.

INTEREST PAYMENT DATES:   In the case of ABR Loans, the last day of each
                          calendar quarter. In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

DEFAULT RATE:             During an Event of Default, all Loans and Letter of
                          Credit liabilities will bear interest at 2% above the rate otherwise applicable thereto. Any overdue interest or other amounts will bear interest at a rate per annum equal to the ABR plus 2%.

AMORTIZATION:             Loans and Letter of Credit liabilities shall be
                          payable in full on the Maturity Date.

INTEREST RATE BASIS:      360 days (365/366 days in the case of ABR Loans based
                          on the prime rate) for actual days elapsed.

OPTIONAL PREPAYMENTS:     Prepayments will be permitted at any time without
                          penalty (except for breakage and related costs associated with prepayments of Eurodollar Loans).

MANDATORY PREPAYMENTS:    If on any date the aggregate outstanding principal
                          amount of the Loans and Letter of Credit liabilities exceeds the Available Borrowing Base then applicable, the Borrower shall be required by each of 90 and 180 days after such date to either (a) make a mandatory prepayment to the Lenders in the amount of at least
                          50% or the remainder of such excess, or (b) take such steps as may be approved by the Agent to increase the Borrowing Base by at least 50% or the remainder of such excess. Also, any amounts drawn under Letters of Credit must be immediately repaid.

YIELD PROTECTION:         The financing agreements will contain customary
                          provisions relating to increased costs, capital adequacy protection, withholding and other taxes and illegality.

--------------------------------------------------------------------------------
[LOGO] CHASE                                               Chase Securities Inc.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------

BORROWING BASE:           Loans plus the outstanding Letter of Credit
                          Liabilities under the Credit Facility will be permitted up to the Available Borrowing Base. The
                          Available Borrowing Base is the lesser of (i) the Credit Facility Amount, or (ii) the Borrowing Base less Other Liabilities. "Other Liabilities" excludes the Borrower's existing $100,000,000 subordinated debt but otherwise includes the aggregate amount of (i) any other allowable Senior or Subordinated Debt plus (b) any liabilities for Other Letters of Credit. The
                          Initial Borrowing Base will be $225 million and the Initial Available Borrowing Base will be $150 million.
                          The Borrowing Base will determined by the Agent in its sole discretion in accordance with its customary practices and approved by the Required Lenders (66
                          2/3%). After the closing Date, the Agent will determine a Borrowing Base on an annual basis and will determine the Available Borrowing Base (i) on a quarterly basis; (ii) when new Other Liabilities in excess of $10 million are assumed; and (iii) on the date each Loan is requested. Both the Borrower and the Required Lenders will have the right to call for one additional determination between scheduled determinations. To Assist the Agent in setting the Borrowing Base, the Borrower will furnish a report
                          (the "Reserve Report") prepared by an Approved
                          Petroleum Engineer to the Agent no later than 45 days after (Date) of each year in a form reasonably satisfactory to the Agent. To assist the Agent in determining the Available Borrowing Base, the Borrower will report to the Agent its total Other Liabilities
                          (i) on a quarterly basis; (ii) when new Other
                          Liabilities in excess of $10 million are assumed; and
                          (iii) on the date each Loan is requested.

BORROWING BASE ASSETS:    Oil and gas properties in which the Borrower and
                          Restricted Subsidiaries (together, the "Combined
                          Group") has an ownership, leasehold or other interest.

COLLATERAL:               Unsecured.

CONDITIONS PRECEDENT TO   The Credit Agreement shall contain such conditions
CLOSING:                  precedent to Closing as the Agent may deem appropriate
                          for this transaction including, without limitation, the following:

                          a) Corporate Action, authority and status: receipt of organizational documents.
                          b)  Incumbency.
                          c)  Duly executed and delivered credit documents.
                          d)  Opinion of counsel to the Borrower.
                          e)  Receipt of counterparts from the Lenders.
                          f)  Any necessary consents.
                          g) Obligations to make loans subject to additional conditions precedent substantially the same as those in the existing SFER credit agreement.
                          h) Other documents as the Agent may reasonably request.
                          i) Cancellation of the existing $125 million Santa Fe Energy Resources, Inc. facility.

--------------------------------------------------------------------------------
[LOGO] CHASE                                               Chase Securities Inc.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------

REPRESENTATIONS AND       The Credit Agreement shall contain such
WARRANTIES:               representations and warranties as the Agent deems
                          appropriate for this transaction, including, without limitation, the following:

                          1.  Corporate existence, authority and status.
                          2.  Information:
                                 o   company prepared financials for CGI
                                 o   no undisclosed material contingent
                                     liabilities or long term commitments
                                 o   no Material Adverse Change
                          3. No undisclosed litigation, which if adversely determined, would cause a Material Adverse Change
                              (MAC).
                          4.  No breach of law or other agreements or documents.
                          5.  All necessary corporate power and authority.
                          6.  All approvals and consents obtained.
                          7.  Regulations, G, T, U and X.
                          8.  ERISA.
                          9.  Payment of taxes.
                          10.  Environmental Matters.
                          11.  Good and defensible title.
                          12.  Investment Company Act, PUHCA.

AFFIRMATIVE COVENANTS:    The Credit Agreement shall contain affirmative
                          covenants, with respect to the Combined Group, as the Agent deems appropriate including, without limitation:

                          1.  Financial statements and certificates:
                              o   Quarterly and yearly financials with
                                  certificates
                              o Notification of Default or condition which would cause MAC, litigation of $5 million or more, regulatory proceedings which would cause MAC
                              o   ERISA notices and information
                          2. Annual independent engineering report and semi-annual Borrower-prepared update.
                          3.  Right to inspection of properties.
                          4.  Environmental compliance.
                          5.  Payment of taxes.
                          6.  Maintenance of insurance, subject to
                              self-insurance of no more than $10,000,000 (with certificate specifying details of such insurance).
                          7.  ERISA.

FINANCIAL COVENANTS:      The Credit Agreement shall contain financial
                          covenants, with respect to the Combined Group, as the Agent deems appropriate including:

                          a)  Maximum Debt to Capitalization of 60%.
                          b) Four quarter rolling EBITDA to Total Debt Interest Coverage of at least 3.0 to 1.0.
                          c) Total Senior Debt to four quarter rolling Adjusted EBITDA ratio not to exceed 3.0 to 1.0. "Adjusted EBITDA" shall be defined as EBITDA less dividends paid during the four quarter rolling period.

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[LOGO] CHASE                                               Chase Securities Inc.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------

NEGATIVE COVENANTS:       The Credit Agreement shall contain negative covenants
                          with respect to the Combined Group as the Agent deems appropriate including, without limitation, restrictions on:

                          1. Additional indebtedness, other than Senior and Subordinated Debt having a weighted average maturity of at least seven years from the date of issuance and having no conditions more onerous than this facility. Other exceptions to the prohibition on additional indebtedness include secured indebtedness allowed by paragraph 2 in this Negative Covenant section and up to $25 million, in the aggregate, of other senior unsecured debt. Other Letters of Credit (issued outside of this Credit Facility) are allowed and will be included in "Other Liabilities" as defined in the Borrowing Base section of the Term Sheet. The issuance of any additional indebtedness must not cause a prospective Available Borrowing Base deficiency or covenant violation.

                          2. Permitted liens substantially the same as in the Existing Credit Facility.

                          3. Permitted asset sales substantially the same as in the Existing Credit Facility, however, assets sales which, in the aggregate, exceed $20 million between yearly determinations will trigger the right of the Agent to call for an additional, immediate Borrowing Base determination.

                          4.   Transactions with affiliates.

                          5. Restricted payment language substantially the same as in the Borrower's existing subordinated debt indenture.

                          6.   Restrictions on mergers and sale of assets.

                          7.   Sale and leaseback transactions.

                          8. Restrictions on activities of Restricted Subsidiaries.

EVENTS OF DEFAULT:        The Credit Agreement shall contain events of default
                          as the Agent deems appropriate including, without limitation:

                          1.   Nonpayment or principal when due.

                          2. Nonpayment of interest, fees or other amounts within applicable grace periods.

                          3.   Cross default ($10,000,000).

                          4. Adverse judgment, in the aggregate, in excess of $10,000,000.

                          5.   Inaccuracy of representations and warranties.

                          6.   Failure to make any mandatory prepayment.

                          7.   Bankruptcy, insolvency, etc.

                          8.   Change of Control.

                          9. Tax Indemnification Agreement required payment of $5,000,000 or more.

                          10. Violation of convenants (subject to 30 day grace in the case of certain affirmative covenants).

                          11. ERISA defaults including failure to pay when due an amount in excess of $10,000,000 under ERISA.

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[LOGO] CHASE                                               Chase Securities Inc.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------

ASSIGNMENTS AND PARTICIPATIONS:    Each Lender will have the right to assign to
                                   one or more eligible assignees all or a
                                   portion of its rights and obligations under the Loan Documents, with the consent, not to be unreasonably withheld, of the Agent and the Borrower. Minimum aggregate assignment level of $10,000,000. The assignee shall pay to the Agent an administrative fee of $2,500.

                                   Each Lender will also have the right, without consent of the Borrower, to assign, as security, all or part of its rights under the Loan Documents to any Federal Reserve Bank.

                                   Each Lender will have the right to sell
                                   participations in its rights and obligations under the Loan Documents, subject to customary restrictions on the participants' voting rights.

                                   The Lenders may at any time without the
                                   consent of the Borrower grant participations in, or sell, assign or otherwise transfer all or any part of, its loans, commitments and other rights and duties to one or more other financial institutions approved by the Borrower, which approval shall not be unreasonably withheld. Participants will have the same benefits as the Lenders with respect to yield protection and increased cost provisions.

COUNSEL TO THE AGENT:              Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.

GOVERNING LAW/JURISDICTION:        State of New York, submission to New York
                                   jurisdiction and waiver of jury trial.

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[LOGO] CHASE                                               Chase Securities Inc.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------

EXPENSES; INDEMNITY:      THE COSTS AND EXPENSES (INCLUDING, WITHOUT LIMITATION,
                          THE FEES AND EXPENSES OF COUNSEL TO THE AGENT AND THE
                          AGENT'S OUT-OF-POCKET EXPENSES) ARISING IN CONNECTION
                          WITH THE PREPARATION, EXECUTION AND DELIVERY OF THE
                          DOCUMENTATION RELATING TO THE CREDIT FACILITY SHALL BE
                          FOR THE ACCOUNT OF THE BORROWER. IN ADDITION, THE
                          BORROWER WILL INDEMNIFY, PAY AND HOLD HARMLESS THE
                          AGENT AND THE LENDERS (AND THEIR RESPECTIVE DIRECTORS,
                          OFFICERS, EMPLOYEES AND AGENTS) AGAINST ANY LOSS,
                          LIABILITY, COST OR EXPENSE INCURRED IN RESPECT OF THE
                          FINANCING CONTEMPLATED HEREBY OR THE USE OR THE
                          PROPOSED USE OF PROCEEDS THEREOF, INCLUDING
                          ENVIRONMENTAL MATTERS.

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[LOGO] CHASE                           7                   Chase Securities Inc.

Confidential                                     Santa Fe Energy Resources, Inc.
--------------------------------------------------------------------------------


                                   SCHEDULE I

APPLICABLE MARGINS/
COMMITMENT FEES/
LETTER OF CREDIT FEES:

                                         DEBT/ADJUSTED EBITDA

                                                                          LEVEL II       LEVEL III
                                                                        (is greater     (is greater
                                                          LEVEL I        than) 1.5       than) 2.0
                                                       (is less than   (is less than   (is less than      LEVEL IV
                                                        or equal to)    or equal to)    or equal to)    (is greater
                                                            1.5             2.0             2.5          than) 2.5

                          Libor Margin                    50.0 bps        75.0 bps       100.0 bps       125.0 bps
                          ABR Margin                       0 bps           0 bps           0 bps           0 bps
                          Commitment Fee                   20 bps          25 bps          30 bps          35 bps
                          Letter of Credit Fee (p.a.)     50.0 bps        75.0 bps       100.0 bps       125.0 bps

                          The Letter of Credit Fee will correspond with the applicable Letter of Credit Fee in the above pricing grid, subject to a minimum fee of $600. In addition, TCB will receive a 1/8 of 1% fronting fee as consideration for capital costs incurred for retaining the full amount of the Letter of Credit on its books.

COMMITMENT FEES:          The Commitment Fees illustrated above will be applied
                          to the difference between (a) the lesser of (i) the Credit Facility Amount, or (ii) the Borrowing Base minus (b) the aggregate Loans and Letter of Credit
                          Liabilities outstanding under the Credit Facility.

--------------------------------------------------------------------------------
[LOGO] CHASE                                               Chase Securities Inc.

CHASE SECURITIES INC.
707 Travis Street, 8-TCBN-96
Houston, TX 77002-8096

                        Santa Fe Energy Resources, Inc.
                 $150 million Senior Revolving Credit Facility
                                   Fee Letter

                                                                October 21, 1996

Santa Fe Energy Resources, Inc.
1616 South Voss, Suite 10000
Houston, Texas 77057

Attention:       Mr. R. Graham Whaling, Senior Vice President and Chief
Financial Officer

Ladies and Gentlemen:

     Reference is made to the Commitment Letter dated the date hereof (including the attached Term Sheet, the "COMMITMENT LETTER") between us and you regarding the transactions described therein. Capitalized terms used but not defined herein are used with the meanings assigned to them in the Commitment Letter. This letter agreement is the Fee Letter referred to in the Commitment Letter.

     As consideration for CSI's agreement to arrange the Facility and Chase's commitment under the Commitment Letter, you agree to pay the following fees:

      (i) an arrangement fee (the "ARRANGEMENT FEE") in an amount equal to $350,000, which fee will be payable to CSI and will be due on the date on which the documentation evidencing the Facility is executed (the "CLOSING DATE").

     (ii) an annual administration fee in an amount equal to $50,000 per year, which fee will be payable to Chase on the Closing Date and annually in advance on each anniversary thereof prior to the maturity or early termination of the Facility and the payment in full of all amounts owing thereunder.

In addition, Chase and the other Lenders shall be paid the other fees specified in the Commitment Letter.

CHASE SECURITIES INC. IS A MEMBER NASD/SIPC, AND IS A WHOLLY-OWNED SUBSIDIARY OF THE CHASE MANHATTAN CORPORATION.

Santa Fe Energy Resources, Inc.
October 21, 1996

     All fees payable hereunder and under the Commitment Letter shall be paid in immediately available funds and shall be in addition to reimbursement of Chase's and CSI's out-of-pocket expenses. You agree that Chase and CSI may, in their sole discretion, share all or a portion of any of the fees payable pursuant to this Fee Letter with any of the other Lenders.

     It is understood and agreed that this Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only to the extent provided in the Commitment Letter if accepted in accordance with its terms. This Fee Letter may not be amended or waived except by an instrument in writing signed by Chase, CSI and you. THIS FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. This Fee Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Fee Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

     You agree that this Fee Letter and its contents are subject to the confidentiality provisions of the Commitment Letter.

     Please confirm that the foregoing is our mutual understanding by signing an returning to us an executed counterpart of this Fee Letter, together with the portion of the Arrangement Fee payable upon your acceptance of the Commitment Letter.

                                          Very truly yours,
                                          THE CHASE MANHATTAN BANK
                                          By /s/ MARY JO WOODFORD

                                                 NAME:  MARY JO WOODFORD
                                                TITLE:   VICE PRESIDENT

                                          CHASE SECURITIES INC.
                                          By /s/ GEORGE M. SERICE

                                                 NAME:  GEORGE M. SERICE
                                                TITLE:   VICE PRESIDENT

Accepted and agreed to as of
the date first above written:

By /s/ R. GRAHAM WHALING

     NAME:  R. GRAHAM WHALING
      TITLE:   SENIOR VICE PRESIDENT AND C.F.O.

                                       -2-